      As filed with the Securities and Exchange Commission on May 25, 1999

                                                      Registration No. 333-07197
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------
                                AMENDMENT NO. 1
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                --------------
                      HOSIERY CORPORATION OF AMERICA, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                --------------
         Delaware                     2251                  36-0782950
     (State or other      (Primary Standard Industrial   (I.R.S. Employer
     jurisdiction of      Classification Code Number)  Identification No.)
     incorporation or
      organization)

                              3369 Progress Drive
                          Bensalem, Pennsylvania 19020
                                 (215) 244-9600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                --------------
                                John F. Biagini
                            Chief Executive Officer
                      Hosiery Corporation of America, Inc.
                              3369 Progress Drive
                          Bensalem, Pennsylvania 19020
                                 (215) 244-9600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

         Gregory A. Fernicola                     Peter J. Loughran
 Skadden, Arps, Slate, Meagher & Flom           Debevoise & Plimpton
                  LLP                             875 Third Avenue
           919 Third Avenue                   New York, New York 10022
       New York, New York 10022                    (212) 909-6000
            (212) 735-3000

                                --------------

   Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion. Dated May 25, 1999.

                                       Shares

LOGO

                      Hosiery Corporation of America, Inc.
                                  Common Stock
                                  -----------

  This is an initial public offering of shares of common stock of Hosiery
Corporation of America, Inc. All of the      shares of common stock are being
sold by Hosiery Corp.

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $ and $ . Hosiery Corp. intends to list the common stock on the
New York Stock Exchange under the symbol "   ".

  See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to Hosiery Corp......................   $       $

  The underwriters will have an option to purchase up to an additional shares from a current stockholder or Hosiery Corp. at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on      , 1999.

                                                        Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
        BancBoston Robertson Stephens
                First Union Capital Markets Corp.

                                  -----------

                          Prospectus dated      , 1999.

 [Front and back cover pages: samples of our direct mail solicitation materials and image of our Web site]

                               PROSPECTUS SUMMARY

    This summary may not contain all the information that may be important to you. You should read the following summary together with the more detailed information and the consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision. The terms "Hosiery Corp.", "our", "we" and "us" as used in this prospectus refer to Hosiery Corporation of America, Inc. and its consolidated subsidiaries, unless we indicate otherwise or the context otherwise requires. Unless otherwise specifically stated, the information in this prospectus does not take into account the underwriters' exercise of the option they have been granted to purchase additional shares in the offering.

                                  Our Business

    We are a direct marketing company that uses sophisticated statistical modeling techniques and innovative marketing strategies designed to accurately and efficiently target and acquire profitable customers. We also apply these techniques and strategies to retain existing customers and to increase our sales per customer. Currently, we market and distribute women's hosiery in North America and Europe through a continuous product shipment or "continuity" program.

    Our direct marketing program works as follows:

  . To identify potential new customers, we conduct direct mail tests using our proprietary in-house database of more than 75 million mail order buyers, as well as customer lists rented from other direct marketing companies. From the results of these tests, we develop statistical models designed to accurately predict response, retention and payment rates of potential new customers.

  . Using these models, we then mail specially priced, introductory hosiery offers to attract new customers. First time or "front end" customers are those that request and receive an introductory shipment.

  . Front end customers who elect to receive additional hosiery at full price become repeat or "back end" customers in our continuity program. Typically, back end customers receive shipments of hosiery every four to six weeks. We have developed loyal back end customers by conveniently providing quality, attractively priced hosiery marketed under our Silkies(R) brand name. Back end customers provide the majority of our revenues and gross profit.

    We began selling women's hosiery products in the United States in 1974. Since 1996, we have expanded our operations into Canada, the United Kingdom, Germany and France, and expect to expand into Japan next year. We continue to evaluate expansion into other international markets. We are also evaluating the application of our modeling techniques and marketing strategies to new product lines and the Internet. We currently manufacture most of our hosiery in our own U.S. manufacturing facilities.

    Our historical operating results demonstrate the success of our direct marketing program. Our net revenues grew to $198.7 million in 1998 from $118.6 million in 1994, representing a compound annual growth rate of 13.8%. Over the same period, our adjusted operating income grew to $38.3 million from $21.7 million, representing a compound annual growth rate of 15.2%. "Adjusted operating income" is operating income before other (income) expenses, compensation expense related to stock options and expenses related to a potential stock offering and acquisition. Adjusted operating income does not purport to represent net income or net cash provided by operating activities as those terms are defined under generally accepted accounting principles. In addition, we have increased our market share of U.S. sheer and opaque hosiery retail sales from approximately 3.9% in 1994 to approximately 6.9% in 1998.

    Our senior management team is comprised of executives who have extensive experience in direct marketing and the hosiery manufacturing industry. John F. Biagini, our Chairman and Chief Executive Officer, Philip G. Whalen, our President and Chief Operating Officer, and Martin J. Pearson, President of our international operations, each has more than 20 years of domestic and international direct marketing experience. Hans L. Lengers has been President of our wholly owned manufacturing subsidiary since 1978.

                              Our Growth Strategy

    We plan to capitalize on our modeling techniques and marketing strategies to profitably grow our existing businesses and to expand into new markets and products.

    Grow Our Existing North American Business. We plan to continue to add new customers by identifying and testing new customer lists, offer terms, presentation formats, and creative marketing and distribution approaches. To increase sales to and profitability from our back end customers, we intend to continue to introduce higher priced, higher margin products, such as our Ultra and Shaper styles. We have increased our net revenues from back end customers in North America from $91.4 million in 1994 to $138.9 million in 1998, representing a compound annual growth rate of 11.1% over this period.

    Expand Our Existing International Business. Building on our experience in North America, we are actively pursuing growth opportunities in the United Kingdom, Germany and France. In January 1996, we started our international operations in the United Kingdom. Through the end of the first quarter of 1999, we have received orders from approximately 3.9 million U.K. customers. In 1998, we had U.K. revenues of $18.8 million and operating income of $1.9 million. We commenced operations in Germany in January 1998 and in France in February 1999.

    Explore Other International Markets. Based on our favorable test marketing results, we expect to commence operations in Japan next year. We continue to evaluate and test additional international markets to identify growth opportunities. We plan to continue targeting international markets that have reliable mail delivery systems, accessible mailing lists, strong customer payment rates and existing demand for hosiery.

    Extend Our Product Lines. We continue to evaluate opportunities to add new product lines within the leg wear market. For example, in July 1999, we will introduce a new product line, Little Silkies tights, for girls aged 3 to 12. We are also exploring other opportunities, such as marketing and distributing men's and women's socks and licensing hosiery brands from third parties. We plan to explore adding new product lines outside the leg wear market that may be suitable for direct mail marketing and a continuity program. For example, we have test marketed a continuity lingerie program which has produced encouraging results. In addition, we are considering extending our product lines by entering into joint ventures or brand licensing arrangements with established manufacturers and retailers.

    Establish Our Internet Channel. As a complement to our existing direct marketing program, we launched a Web site at www.silkies.com in March 1999 on which customers can place online orders. We have designed proprietary software that helps us test and apply our statistical modeling techniques on our Web site. We have developed an integrated order and re-order capability through which we implement our continuity program online.

    The information on our Web site is not part of this prospectus.

                                ----------------

    We were incorporated in Delaware in 1979. Our principal executive offices are located at 3369 Progress Drive, Bensalem, Pennsylvania 19020. Our telephone number is (215) 244-9600.

    Silkies(R), Sheer Charm(R), Shapely Perfection(R), Silkies Ultra(R), Sophisticated Intimates(R) and TLC(R) are registered trademarks of Hosiery Corp.

                                  The Offering

    Unless otherwise specifically stated, all references in this prospectus to "common stock" include the Class A common stock which will convert into common stock on a one-for-one basis prior to completion of the offering.

 Shares offered by Hosiery Corp............    shares
 Shares outstanding after the offering(1)..    shares
 Use of proceeds........................... We intend to use the estimated net proceeds from the offering of $
                                            million primarily to repurchase
                                            preferred stock and to repay
                                            indebtedness.
 Proposed New York Stock Exchange Symbol... "   "

--------
(1) Excludes shares of common stock issuable upon exercise of outstanding
    options under our stock option plan and excludes    shares of common stock
    that we will repurchase from holders of our payment-in-kind preferred stock upon completion of the offering.

                              Related Transactions

    We are undertaking the following transactions in connection with the offering:

    Repurchase our payment-in-kind preferred stock. We will repurchase all of our outstanding payment-in-kind preferred stock for a price equal to the aggregate liquidation preference at the time of the closing of the offering. As of March 27, 1999, the aggregate liquidation preference of the payment-in-kind preferred stock was approximately $106.9 million, including approximately $69.4 million of cumulative undeclared dividends. In connection with this repurchase,
we will also repurchase     shares of common stock from affiliates of Kelso,
designees of Kelso and members of our management for about $1.0 million.

    Tender for our senior subordinated notes. We will offer to repurchase all of our outstanding senior subordinated notes through a tender offer for an aggregate maximum purchase price of $75.9 million if all noteholders tender or an aggregate minimum purchase price of $38.7 million if holders of the minimum amount, or 51%, of the outstanding notes tender. We will also seek amendments to the indenture for the senior subordinated notes to eliminate most of the covenants in the indenture.

    Enter into a new credit facility and repay our existing credit facility. We will enter into a new credit facility and repay all outstanding indebtedness under our existing credit facility (approximately $71.8 million as of May 21, 1999).

    Convert our non-voting Class A common stock. All of our Class A common stock will convert into common stock on a one-for-one basis.

    Terminate the financial advisory services agreement with Kelso. In 1994, we entered into a financial advisory services agreement with Kelso & Company. Under this agreement, we pay Kelso an annual fee of $262,500 for financial advisory services and reimburse Kelso for out-of-pocket costs incurred. We expect that, prior to completion of the offering, we will terminate this agreement by making a one-time payment of approximately $3.2 million to Kelso.

                                  Risk Factors

    An investment in shares of our common stock involves a number of risks. You should carefully consider the information under "Risk Factors" beginning on page 8 and all of the information in this prospectus before making an investment in our common stock.

                 Summary Consolidated Financial And Other Data

    The information below presents selected historical and pro forma financial information for our business. You should carefully read this information together with (1) the other information contained under the captions "Capitalization", "Pro Forma Consolidated Financial Statements", "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (2) the consolidated financial statements and the related notes included elsewhere in this prospectus.

                                      Year Ended December 31,                   Three Months Ended
                          ----------------------------------------------------  --------------------
                                                                                March 28,  March 27,
                            1994      1995       1996       1997       1998       1998       1999
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
                             (in thousands, except share, per share and per customer data)
Consolidated Statement
 of Operations Data:
 Net revenues...........  $118,560  $ 136,299  $ 162,763  $ 178,682  $ 198,681  $  43,678  $  57,145
 Cost of sales..........    52,485     60,982     75,184     82,119     91,352     21,736     29,141
 Administrative and
  general expenses......    13,616     10,200     11,404     12,121     13,694      3,457      3,906
 Provision for doubtful
  accounts..............     5,643      7,788     10,057     10,791     11,536      3,128      4,745
 Marketing costs........    15,542     17,442     22,055     30,538     36,585      8,360     10,912
 Coupon redemption
  costs.................     6,397      5,969      4,140      3,671      3,843      1,065      1,087
 Depreciation and
  amortization..........     3,141      2,493      2,996      3,059      3,405        774        864
 Compensation related to
  stock options.........       --         --      22,938        --         --         --         --
 Expenses related to
  potential stock
  offering and
  acquisition...........       --         --       1,587        --         --         --         --
 Other (income)
  expenses..............       123         (2)       (41)       529        186         (4)       256
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
 Operating income.......  $ 21,613  $  31,427  $  12,443  $  35,854  $  38,080  $   5,162  $   6,234
 Interest expense.......     4,811     19,749     18,466     18,109     16,632      4,074      4,062
 Net income (loss)......  $  9,746  $   7,496  $  (4,306) $  11,593  $  13,464  $     697  $   1,352
                          ========  =========  =========  =========  =========  =========  =========
 Basic and diluted net
  income (loss) per
  share(1)..............  $  14.91  $   (2.42) $  (12.77) $   (4.07) $   (4.89) $   (3.51) $   (3.07)
                          ========  =========  =========  =========  =========  =========  =========
 Basic and diluted
  weighted average
  shares................   523,182  1,401,392  1,408,482  1,408,482  1,407,944  1,408,482  1,407,226
                          ========  =========  =========  =========  =========  =========  =========
Pro Forma Data(2):
 Interest expense.......                                             $   8,791             $   2,199
 Net income.............                                             $  18,488             $   2,548
                                                                     =========             =========
 Net income per share
 Basic..................                                             $                     $
                                                                     =========             =========
 Diluted................                                             $                     $
                                                                     =========             =========
 Weighted average shares
 Basic..................
                                                                     =========             =========
 Diluted................
                                                                     =========             =========
Other Data:
 Adjusted operating
  income(3).............  $ 21,736  $  31,425  $  36,927  $  36,383  $  38,266  $   5,158  $   6,490
 Number of
  solicitations.........    30,557     43,267     52,632     77,126     91,571     44,194     44,660
 Response rate(4).......      12.3%      11.4%      12.5%       9.3%       7.6%       4.7%       5.9%
 Total front end
  shipments.............     3,753      4,951      6,596      7,194      6,956      2,093      2,635
 Total back end
  shipments.............     6,114      6,619      7,792      8,597      9,240      1,897      2,855
 Number of active
  customers(5)..........       822        964      1,199      1,316      1,350      1,330      1,830
 Net revenue per active
  customer(5)...........  $ 144.19  $  141.37  $  135.75  $  135.79  $  147.21  $   32.84  $   31.23
 Adjusted operating
  income per active
  customer(5)...........  $  26.44  $   32.59  $   30.80  $   27.65  $   28.35  $    3.88  $    3.55

                                                          As of March 27, 1999
                                                         -----------------------
                                                         Historical Pro Forma(6)
                                                         ---------- ------------
                                                             (in thousands)
Consolidated Balance Sheet Data:
 Working capital........................................  $  3,048    $ 31,122
 Total assets...........................................   138,165     134,738
 Total debt.............................................   148,288     132,017
 Stockholders' deficit..................................   (58,776)    (37,194)

--------
(1) In determining net income (loss) per share, net income (loss) has been reduced by undeclared preferred stock dividends from our payment-in-kind preferred stock, all of which is to be repurchased upon the closing of the offering, and the accretion of redeemable preferred stock to additional paid-in capital as follows:

                                Year Ended December 31,         Three Months Ended
                         -------------------------------------- -------------------
                                                                March 28, March 27,
                          1994   1995    1996    1997    1998     1998      1999
                         ------ ------- ------- ------- ------- --------- ---------
                                               (in thousands)
 Undeclared preferred
  stock dividends....... $1,948 $10,839 $13,602 $17,215 $20,234  $5,617    $5,648
 Accretion of redeemable
  preferred stock ......    --       52      84     104     121      28        28

(2) Gives effect to the offering and the related transactions as if they occurred on the first day of the period presented. See "Pro Forma Consolidated Financial Statements".
(3) "Adjusted operating income" is operating income before other (income) expenses, compensation expense related to stock options and expenses related to a potential stock offering and acquisition. Adjusted operating income does not purport to represent net income or net cash provided by operating activities as those terms are defined under generally accepted accounting principles.
(4) "Response rate" is equal to the number of front end shipments divided by the number of solicitations, without giving effect to returns. During 1997 and 1998, we modified our solicitation materials. See "Business--Government Regulation".
(5) "Active customers" is the average number of monthly shipments during the relevant period.
(6) Gives effect to the offering and the related transactions as if they had occurred on March 27, 1999. See "Pro Forma Consolidated Financial Statements".

                                  RISK FACTORS

    An investment in our common stock is very risky. You should carefully consider the following information about these risks and all of the information in this prospectus before buying shares of our common stock.

Government regulation may adversely affect our business.

    Our direct mail operations are currently subject to regulation by the United States Postal Service, the Federal Trade Commission and various state, local and foreign consumer protection and other regulatory authorities. In general, these regulations govern the following aspects of our direct mail operations:

  .  the manner in which orders may be solicited;

  .  the form and content of promotional materials;

  .  the information which must be provided to prospective customers; and

  . the manner in which customers may be billed and the way outstanding bills are collected.

    From time to time, we have received inquiries from the FTC, various state regulatory authorities, self-regulatory agencies and trade associations concerning aspects of our promotional materials, including whether the terms of our promotional offers are sufficiently disclosed in these materials.

    As a result of a lawsuit brought by the FTC, the Federal District Court for the Eastern District of Pennsylvania issued a consent injunction in 1984 that specifies rules we must follow in conducting our mail order business. The consent injunction permanently enjoins us from violating various FTC and Postal Service laws and regulations. As a result of these inquiries, in 1984 we adopted revised promotional materials. We believe but cannot assure you that these modifications and our current and future promotional materials will meet the concerns expressed by the FTC or be deemed to be in compliance with the consent injunction.

    In 1997, we reached an agreement with an 11-state group that imposes specific disclosure requirements on our promotional materials and specifies rules we must follow in our promotional materials and in conducting our mail order business. The modifications we made to our promotional materials had a material adverse effect on our U.S. response rates in 1997 and 1998. We do not believe that these modifications will have a further significant negative impact on our response rates in the future, although we cannot guarantee that this will be the case. In addition, while we believe the modifications to our promotional materials meet the concerns expressed by the 11-state group and comply with the terms of that agreement, we cannot assure you that these modifications will be deemed to be in compliance with the 11-state agreement.

    Beginning in early 1999, we introduced a new promotional offer in North America whereby the customer has the opportunity to receive one free pair of hosiery when the individual responds to our initial solicitation. Under this offer, if the customer does not elect to cancel future shipments, the individual automatically becomes a participant in our continuity program. While we believe that this new promotional offer complies with the terms of our agreement with the 11-state group, we cannot assure you of this. Accordingly, there may be some additional modifications that we may need to make to our promotional materials to fully satisfy the terms of the agreement.

    In 1997 and 1998, we received inquiries from the Direct Marketing Association and the National Advertising Division of the Better Business Bureau concerning whether the terms of our promotional offers are sufficiently disclosed in our promotional materials. These inquiries were resolved without any further modifications to our promotional materials.

    We have recently received formal inquiries from two states which were not part of the 11-state group. We are in discussions with these states and are seeking to resolve or settle these inquiries. We do not believe that the amount of any settlement of either inquiry would be material. While we believe that we will be able to resolve these inquiries and other future inquiries, we cannot assure you in this regard, nor can we assure you that these or other regulators or trade associations will not require or seek to impose additional changes to our promotional materials. In addition, we cannot assure you that these additional changes, if any, will not be significant or will not have a material adverse effect on our future response rates, business, financial condition or results of operations.

    In addition, the direct mail marketing industry is subject to ongoing and changing federal, state, local and foreign consumer protection, mail order and other laws and regulations. Accordingly, it is possible that new or additional laws or regulations could be passed at any time. We cannot assure you that any additional laws or regulations will not have a material adverse effect on our ability to rent customer lists from third parties or on our future response rates, business, financial condition or results of operations.

Our growth strategy poses several risks.

    Our success in implementing our growth strategy will depend on numerous factors, many of which are beyond our control, including economic, competitive and regulatory conditions and uncertainties.

    Response Rates and Customer Base. Our strategy for growth involves expanding our North American and international operations by adding new front end customers and increasing our sales to and profitability from our back end customers. Our success in implementing this growth strategy will depend upon our ability to identify sufficient numbers of potentially profitable customers and to improve response rates and customer retention rates. Our customary solicitation efforts have been and will continue to consist primarily of direct mail marketing. The success of direct mail marketing solicitations is subject to a high degree of risk and uncertainty, including the ability to target the type of persons who are likely to become back end customers. Although we have experience utilizing customer lists to efficiently target our direct mail solicitations, we cannot assure you that we will achieve improved response rates or be able to profitably add new customers. We also cannot assure you that our solicitation efforts will result in a substantially increased number of back end customers.

    We incur significant upfront expenditures in connection with acquiring new customers, including the costs associated with front end customer solicitations. Front end customers are under no obligation to participate in our continuity program and back end customers are under no obligation to continue to participate in our continuity program. We cannot assure you that we will be able to recoup our costs associated with soliciting new customers. Any significant increase in attrition in back end customers could have a material adverse effect on our business, financial condition or results of operations.

    International Operations. The timing and success of our plans to expand in both existing and new international markets will depend on our ability to identify, attract and retain profitable customers in these markets and on other factors, many of which are beyond our control. Economic, political, governmental and regulatory conditions in these international markets could adversely affect our ability to successfully enter or operate in these markets. In addition, doing business outside the United States involves additional risks such as:

  .  imposition of tariffs or increases in existing tariffs;

  .  foreign currency fluctuations with respect to the United States dollar;

  .  restrictions on the repatriation of profits;

  . compliance with foreign laws and standards which may be burdensome and may change unexpectedly;

  . tax rates in foreign countries may exceed those in the U.S. and our foreign earnings may be subject to withholding requirements; and

  .  political uncertainties.

    As a result, we cannot assure you that our attempts to expand our international business will be successful.

    Capacity Constraints. We have limited ability to significantly increase production at our existing facilities. Our manufacturing facilities operated at full capacity in 1998. In order to overcome short-term capacity constraints and to provide longer term flexibility for sources of manufactured hosiery, we purchase a portion of our manufactured hosiery requirements from two different hosiery manufacturers in Mexico and Italy. Currently, we outsource approximately 20% of our manufactured hosiery requirements and expect to increase our reliance on outsourced products in 1999. Our international outsourcing of manufacturing requirements may be adversely affected by:

  . political instability resulting in a disruption of trade with foreign countries in which our contractors or suppliers are located;

  .  foreign currency fluctuations with respect to the United States dollar;
     and

  . existing or potential duties, tariffs or quotas that may limit the quantity of specific types of goods that may be imported into the United States.

    To date, we have been able to obtain hosiery that is approximately the same cost and quality as our own manufactured hosiery. We cannot assure you, however, that we will be able to continue to do so or that we will be able to continue to make purchases in the quantities and at the delivery times required to meet our demand.

    In addition, we cannot assure you that we have anticipated all of the changing demands which our expanding operations will impose on our manufacturing and distribution facilities or that events beyond our control will not result in delays in the delivery of products to our customers.

    Extend Product Lines. Part of our growth strategy is to extend our product lines inside and outside of the leg wear market using our direct marketing program. We cannot assure you that our direct marketing program can be successfully adapted to new products or that joint ventures or licensing arrangements that are a part of our plan to implement this strategy will be available on acceptable terms.

    Internet Sales. One part of our growth strategy is to build our Internet business. Accordingly, the satisfactory performance, reliability and availability of our Web site, transaction-processing systems and network infrastructure are critical to our ability to attract visitors to our Web site and maintain adequate service for online customers. Revenues derived through our Web site will depend on the number of potential customers who place orders on our Web site and the volume of orders we fulfill. Any system interruptions that result in the unavailability of our Web site or reduced order fulfillment performance could adversely affect sales through our Web site. Rapid growth in the use of and interest in the Internet and online computer services is a recent phenomenon. We cannot assure you that acceptance and use of the Internet will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and online computer services as a medium of commerce.

We operate in a competitive market.

    The women's hosiery business is highly competitive. Competition in the women's hosiery market is generally based on price, quality and customer service. Our principal competitors in North America include Sara Lee Hosiery, a division of Sara Lee Corporation, Kayser-Roth, a subsidiary of Golden Lady SpA and Americal, a privately held U.S. concern. Sara Lee Hosiery and Kayser-Roth account for more than 70% of the U.S. hosiery market. An estimated 60 other smaller U.S. manufacturers produce women's hosiery primarily under private labels. Sara Lee Hosiery and Golden Lady SpA are also significant competitors in the United Kingdom, France and Germany.

    Although we focus exclusively on marketing our hosiery products through our direct marketing continuity program, we compete with both manufacturers and distributors of women's hosiery that primarily sell their products in retail stores. Several competitors have sold their hosiery products by mail order for many years. In addition, we compete with other direct marketing companies. These competitors include businesses that engage in direct mail, catalog sales, telemarketing, digital marketing through the Internet and other methods of sale that compete for the attention and spending dollars of consumers.

    Our competitors may be larger and better capitalized, may offer more varied product assortments and may offer products with greater brand recognition than us.

A decline in the women's sheer hosiery market may adversely affect our business.

    We currently operate primarily in the women's sheer hosiery market, targeting adult females as customers. U.S. retail sales of sheer and opaque hosiery declined approximately 5.1% annually from 1994 to 1998, and are expected to continue to decline. We believe that this decline is a result of the high cost of women's hosiery products and changes in women's fashions. Although our hosiery sales have increased from 1996 to 1998, a continued decline in the women's sheer hosiery market may result in reduced demand for our products and may adversely affect our business, financial condition or results of operations.

Our significant level of debt may adversely affect our financial health and our ability to service our indebtedness.

    As of March 27, 1999, after giving pro forma effect to this offering and the related transactions, our total long-term indebtedness and stockholders' deficit would have been $130.3 million and $37.2 million, respectively.

    Our significant level of debt may have important consequences to our operations, including the following:

  . a substantial portion of our cash flow from operations must be dedicated to the payment of the principal of and interest on our indebtedness and will not be available for other purposes;

  . our ability to obtain additional debt financing in the future for solicitation and marketing expenditures, working capital, capital expenditures, acquisitions or for other purposes may be limited;

  . our level of indebtedness could limit our flexibility and our ability to withstand competitive pressures, and may make us more vulnerable to economic downturns; and

  . since a portion of our debt bears interest at floating rates, we are exposed to increases in interest rates.

    We may incur additional indebtedness from time to time to finance solicitation and marketing expenditures, working capital, capital expenditures, acquisitions or for other purposes. Our ability to satisfy our debt service obligations and comply with the covenants in our debt agreements will depend upon our future performance, which may be affected by prevailing economic conditions and financial, business and other factors. Many of these factors are beyond our control.

The loss of a key member of our management may adversely affect our business.

    Our success depends largely on the efforts and abilities of our key management employees, in particular, John F. Biagini, our Chairman and Chief Executive Officer, Philip G. Whalen, our President and Chief Operating Officer, Martin J. Pearson, President of our international operations, and Hans L. Lengers, President of our wholly owned manufacturing subsidiary. The loss of the services of one or more of these key personnel could have a material adverse effect on our business, financial condition or results of operations. We cannot guarantee that we will be able to replace these individuals if their services become unavailable.

An increase in postal rates may adversely affect our business.

    Our North American and international marketing operations, as well as aspects of the direct marketing services industry generally, depend upon the services provided by the United States Postal Service and comparable international postal services. Any modification by these postal services of their rate structures or any increase in public postal rates could have an adverse effect on our business, financial condition or results of operations. Postage costs represent a significant portion of our total costs. Our total postal expenditures were approximately $30.5 million in 1997 and increased to $35.7 million in 1998, representing approximately 17.1% and 18.0% of our net revenues in 1997 and 1998, respectively. We cannot assure you, however, that in the future we will be able to pass on increased postal costs to our customers as we have in the past, in which case there could be a material adverse effect on our business, financial condition or results of operations. In addition, we may also be adversely affected by postal strikes.

Unanticipated Year 2000 problems may adversely affect our business.

    As is the case with most other businesses, we are in the process of evaluating and addressing the Year 2000 compliance of both our information technology systems and our non-information technology systems. We have adopted a five-phase Year 2000 compliance program which is currently 90% complete and which we expect to be 100% complete by the end of June 1999. We plan to do follow-up testing during the fourth quarter of 1999 to ensure that all components have remained compliant.

    We continue to make inquiries of our vendors whose Year 2000 compliance is important to our ongoing business. Based on preliminary information we have received, we believe that the only significant vendor that could adversely affect our operations is the United States Postal Service. The Postal Service assumes that it will be compliant, but if it is not, our business, financial condition or results of operations could be materially adversely affected. We currently do not have any contingency plans. However, we recognize the need to develop contingency plans and expect to have these plans established where applicable by the end of 1999.

    Although we believe that our systems are currently Year 2000 compliant in all material respects and expect our systems to be fully Year 2000 compliant by the end of June 1999, unanticipated Year 2000 problems may arise which, depending on the nature and magnitude of the problems, could adversely affect our business, financial condition or results of operations.

Damage or disruption to our manufacturing facilities, distribution facilities or management information systems may adversely affect our business.

    If a disaster, such as a fire, were to destroy or significantly damage any of our production or distribution facilities, we would have to obtain alternative facilities from which to conduct our operations and replenish our inventory or find alternate means of supply. This would result in increased operating costs and significant delays in fulfillment of customer orders. Any increased costs or delays in production could have a material adverse effect on our business, financial condition or results of operations.

    Our management information systems are critical to our operations. Any failure or disruption in these systems could jeopardize our ability to manage our existing operations and planned future growth and could adversely affect our profitability.

Legislation seeking to impose or collect additional sales or use taxes from us may adversely affect our business.

    We generally collect sales taxes only on sales to residents of the state in which we are headquartered or where orders are fulfilled. Many states have attempted to require that out-of-state direct marketing companies collect sales and use taxes on the sale of merchandise shipped to their residents. In 1992, the U.S. Supreme Court ruled that a state's imposition of use tax collection obligations on an out-of-state mail order company, whose only contacts with the state were the distribution of catalogs and other advertising materials through the mail and subsequent delivery of purchase goods by parcel post and interstate carriers, was unconstitutional. The Court stated that Congress could enact legislation authorizing states to impose these obligations. In November 1995, the U.S. Supreme Court let stand a decision of New York's highest state court requiring an out-of-state catalog company, whose reported contact with New York included a limited number of visits by sales employees, to collect use tax (including a retroactive assessment, plus interest) on its mail order sales in New York. If Congress enacts legislation permitting states to impose sales or use tax obligations on out-of-state direct marketing companies or if we are otherwise required to collect additional sales or use taxes, these obligations would make it more expensive to purchase our products and would increase our administrative costs. This may have a material adverse effect on our business, financial condition or results of operations.

    In addition, although we believe we have complied with all applicable tax laws in all material respects, we cannot assure you that state tax authorities will not choose to conduct a nexus audit, which could give rise to a retroactive assessment for tax liabilities. State sales tax laws typically provide for lengthy statutes of limitations, and if we were retroactively assessed for taxes, this could have a material adverse effect on our business, financial condition or results of operations.

Kelso will continue to have significant control over us.

    Upon completion of the offering, the Kelso funds, through Kelso Investment Associates V, L.P., and Kelso Equity Partners V, L.P., will beneficially own approximately % of the outstanding shares of common stock or % if the underwriters exercise in full their option to purchase additional shares in the offering. Because of their large percentage of ownership, these Kelso affiliates will have significant control over our management and policies. The level of stock ownership of the Kelso affiliates may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our stockholders to approve transactions that they may deem to be in their best interests.

There has been no prior public trading market for the common stock.

    Prior to the offering, there has been no public market for the common stock. We cannot assure you that an active public market will develop for the common stock or that, if a market does develop, the market price will equal or exceed the initial public offering price. The initial public offering price will be determined by our negotiations with the representatives of the underwriters and will not necessarily be indicative of the market price of the common stock after the offering. The prices at which the common stock will trade after the offering will be determined by the marketplace and may be influenced by many factors including, among others:

  .  our operating and financial performance;

  .  the depth and liquidity of the market for the common stock;

  .  future sales of common stock or the perception that sales could occur;

  .  investor perception of our business and our prospects;

  .  developments in the regulation of the direct marketing industry;

  .  our dividend policy;

  .  general economic and market conditions; and

  . developments relating to the risks and uncertainties described in this "Risk Factors" section.

Future sales of common stock may adversely affect the price of our common stock.

    The Kelso affiliates and our other current stockholders will be free to sell any and all of the shares they own after completion of the offering, except as described in this prospectus under the caption "Shares Eligible for Future Sale" and to the extent permitted by applicable law. We can make no prediction as to the effect, if any, that future sales of common stock, or the availability of common stock for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock or the perception that sales may occur, could adversely affect prevailing market prices for our common stock.

    Hosiery Corp. and our directors, executive officers, the Kelso affiliates and some of our other significant stockholders, who together will own shares of common stock representing approximately % of the outstanding common stock upon completion of the offering, have agreed not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. The Kelso affiliates, some of their transferees and some of our other stockholders have the right to require us to register their shares of common stock under the Securities Act of 1933 in order to permit the public sale of their shares. Upon the effectiveness of the registration statement, all shares covered by the registration statement will be freely transferable.

We do not intend to pay cash dividends.

    We have not paid cash dividends since 1992 and do not expect to declare or pay any cash dividends in the near future. We expect that our new credit facility will contain limitations on our ability to pay cash dividends or make other distributions in respect of our common stock.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "intend," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology.

    Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our and the women's hosiery industry's actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include those identified under "Risk Factors" in this prospectus.

    We are under no duty to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

    Our net proceeds from the offering will be approximately $    million,
after deducting estimated underwriting discounts and offering expenses. The
following information assumes an initial offering price of $    per share,
which is the mid-point of the range appearing on the cover page of this prospectus.

    We intend to use our net proceeds from the offering, together with
approximately $    million of borrowings under our new credit facility, to:

  . Repurchase all of our outstanding payment-in-kind preferred stock for a repurchase price equal to the aggregate liquidation preference at the time of the closing of the offering. As of March 27, 1999, the aggregate liquidation preference of the payment-in-kind preferred stock was approximately $106.9 million, including approximately $69.4 million of cumulative undeclared dividends. Dividends on the payment-in-kind preferred stock accumulate at a rate of 25% per annum. As a result, the amount of cumulative undeclared dividends and the aggregate repurchase price as of the completion of the offering will be greater than the
     amounts described above. We will also repurchase     shares of common
     stock from affiliates of Kelso, designees of Kelso and members of our management for about $1.0 million;

  . Offer to repurchase all outstanding 13 3/4% senior subordinated notes due 2002 through a tender offer for an aggregate maximum purchase price of $75.9 million, as of March 27, 1999 if all noteholders tender or an aggregate minimum purchase price of $38.7 million, as of March 27, 1999 if holders of the minimum amount, or 51%, of the outstanding notes tender;

  . Repay approximately $72.3 million of outstanding indebtedness under our existing credit facility;

  . Make a payment of approximately $3.2 million to terminate our financial advisory services agreement with Kelso & Company; and

  . Pay approximately $12.5 million in fees and expenses in connection with the transactions that we are undertaking in connection with the offering.

    We have based the amount of borrowings under our new credit facility and the amount of indebtedness to be repaid under our existing credit facility on the outstanding borrowings of approximately $72.3 million under our existing credit facility as of March 27, 1999. The amounts that we will borrow and repay will depend on the actual amount of outstanding borrowings at the time of closing of the offering and the principal amount of senior subordinated notes that are tendered in the tender offer. As of May 21, 1999, we had $71.8 million of outstanding borrowings under our existing credit facility, and we expect that the outstanding borrowings will be further reduced by the time the offering is completed. As of March 27, 1999, borrowings under our existing credit facility bore interest at a weighted average rate of 6.7% per annum and the revolving and term loans thereunder have a final maturity in February 2002.

                                DIVIDEND POLICY

    We have not paid cash dividends on our common stock since 1992 and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any future earnings for reinvestment in Hosiery Corp. In addition, our new credit facility will place limitations on our ability to pay dividends or make other distributions in respect of our common stock. Any future determination as to the payment of dividends will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

                                 CAPITALIZATION

    The following table presents our total debt and total capitalization at March 27, 1999 and as adjusted to give pro forma effect to the offering and the related transactions as if they had occurred on that date. The following table assumes the repurchase of all outstanding senior subordinated notes in the tender offer at a premium of % of the aggregate principal amount. If the minimum principal amount, or 51%, of the notes is tendered, the aggregate repurchase price of the senior subordinated notes would be $38.7 million, in which case the borrowings under the new credit facility would be reduced on a dollar for dollar basis.

                                                              March 27, 1999
                                                            -------------------
                                                             Actual   Pro Forma
                                                            --------  ---------
                                                              (in thousands)
Total debt (including current portion):
  Revolving credit facility (1)............................ $ 12,750  $ 14,838
  Term loan facilities (1).................................   59,500   110,000
  Senior subordinated notes (2)............................   68,859       --
  Other debt...............................................      729       729
  Capital lease obligations................................    6,450     6,450
                                                            --------  --------
    Total debt.............................................  148,288   132,017
Redeemable equity securities (3)...........................      914       --
Stockholders' equity (deficit):
  Preferred stock, $.01 par value, 12,000,000 shares
   authorized; 4,000,000 shares designated as payment-in-
   kind preferred stock, stated at liquidation value of $10
   per share; 25% cumulative, 3,748,497 shares issued and
   outstanding; no shares issued and outstanding pro
   forma...................................................   37,485       --
  Common stock, voting, $.01 par value, 3,000,000 shares
   authorized; 1,321,522 shares issued and outstanding;
   shares issued and outstanding pro forma (4)(5)..........       13        14
  Common stock, Class A, non-voting, $.01 par value,
   500,000 shares authorized; 75,652 issued and
   outstanding; no shares issued and outstanding pro forma
   (4).....................................................        1       --
  Additional paid-in capital...............................   18,840   157,154
  Restricted stock (3).....................................     (384)      --
  Compensatory stock options outstanding...................   20,943    20,943
  Accumulated equity (deficit)............................. (133,598) (213,229)
  Treasury stock, at cost..................................   (2,076)   (2,076)
                                                            --------  --------
    Total stockholders' equity (deficit)...................  (58,776)  (37,194)
                                                            --------  --------
      Total capitalization................................. $ 90,426  $ 94,823
                                                            ========  ========

--------
(1) We intend to refinance our existing credit facility and enter into a new credit facility in connection with the offering. Our new credit facility will provide for borrowings of up to $135 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources". The amount of borrowings under our new credit facility and the amount of indebtedness to be repaid under our existing credit facility are based on the outstanding borrowings of approximately $72.3 million under our existing credit facility as of March 27, 1999. The amounts to be borrowed and repaid will depend on the actual amount of outstanding borrowings at the time of closing of the offering and the principal amount of senior subordinated notes that are tendered in the tender offer. As of May 21, 1999, we had $71.8 million of outstanding borrowings under our existing credit facility, and we expect that the outstanding borrowings will be further reduced by the time the offering is completed.

(2) Assumes all noteholders tender for an aggregate purchase price of $75.9 million, including a premium of approximately $5.9 million. See "Use of Proceeds".
(3) Upon closing of an initial public offering, the redemption obligations with respect to the redeemable equity securities expire and the restrictions on the restricted stock lapse. Accordingly, the pro forma information reflects the reclassification of redeemable equity securities as common and preferred stock and the acceleration of the recognition of approximately $0.4 million of compensation expense with respect to the restricted stock. See note 12 to Consolidated Financial Statements.
(4) All outstanding Class A common stock will convert into common stock on a one-for-one basis prior to completion of the offering.
(5) We will repurchase     shares of common stock for about $1.0 million.

                                    DILUTION

    The net tangible book value of Hosiery Corp. as of March 27, 1999 was
approximately $(61.6) million, or $    per share of common stock. Net tangible
book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma shares of common stock outstanding as of March 27, 1999. After giving effect to the offering and the related transactions and after deducting underwriting discounts and estimated offering expenses payable by us, the pro forma net tangible book value as of March 27,
1999 would have been approximately $(40.9) million or $    per share. This
represents an immediate increase in pro forma net tangible book value of $
per share to existing stockholders and an immediate dilution of $     per share
to new investors. The following table illustrates this per share dilution:

Initial public offering price per share..............................      $
  Net tangible book value per share at March 27, 1999................ $
  Increase in pro forma net tangible book value per share
   attributable to new investors.....................................
Pro forma net tangible book value per share after offering...........
                                                                           ----
Dilution per share to new investors..................................      $
                                                                           ====

    The following table summarizes, on a pro forma basis, as of March 27, 1999, the differences between the number of shares of common stock purchased from Hosiery Corp., the aggregate cash consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering:

                                         Shares         Total
                                       Purchased    Consideration
                                     -------------- -------------- Average Price
                                     Number Percent Amount Percent   Per Share
                                     ------ ------- ------ ------- -------------
Existing stockholders...............             %   $          %      $
New investors.......................
                                      ---     ---    ----    ---
  Total.............................          100%   $       100%
                                      ===     ===    ====    ===

    The foregoing discussion and table assumes no exercise of any stock options outstanding at March 27, 1999. As of March 27, 1999, there were outstanding options to purchase an aggregate of 198,025 shares of common stock. To the extent that any of these options are exercised, there will be further dilution to the new investors.

            PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

    The following Pro Forma Consolidated Financial Statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated statements of operations for the fiscal year ending December 31, 1998 and three months ended March 27, 1999 give effect to the offering and related transactions as if these transactions were consummated as of January 1, 1998. The pro forma consolidated balance sheet gives effect to the offering and the related transactions as if these transactions had occurred as of March 27, 1999. The adjustments are described in the accompanying notes. The Pro Forma Consolidated Financial Statements should not be considered indicative of actual results that would have been achieved had the offering and the related transactions been consummated on the dates indicated and are not intended to indicate balance sheet data or results of operations as of any future date or for any future period.

    You should read the following Pro Forma Consolidated Financial Statements together with our historical financial statements and the related notes included elsewhere in this prospectus.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 27, 1999
                             (dollars in thousands)

                                                          Pro Forma
                                            Historical  Adjustments(a) Pro Forma
                                            ----------  -------------- ---------
ASSETS
Current assets:
 Cash and cash equivalents................  $     --       $    --     $     --
 Accounts receivable, net.................     37,456           --        37,456
 Inventories..............................     19,785           --        19,785
 Prepaid and other current assets.........      3,780           --         3,780
                                            ---------      --------    ---------
  Total current assets....................     61,021           --        61,021
Property and equipment, net ..............     17,327           --        17,327
Deferred customer acquisition costs.......     51,067           --        51,067
Deferred debt issuance costs, net.........      4,427        (3,427)       1,000
Goodwill, net.............................      3,702           --         3,702
Other assets..............................        621           --           621
                                            ---------      --------    ---------
Total assets..............................  $ 138,165      $ (3,427)   $ 134,738
                                            =========      ========    =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Borrowings under line of credit .........  $  12,750      $(12,750)   $     --
 Current portion of long-term debt .......      7,617        (7,500)         117
 Current portion of capital lease
  obligations.............................      1,575           --         1,575
 Bank overdrafts..........................      1,909           --         1,909
 Accounts payable ........................      8,086           --         8,086
 Accrued expenses and other current
  liabilities ............................     10,573           --        10,573
 Accrued interest ........................      2,255        (2,104)         151
 Accrued coupon redemption costs .........      4,681           --         4,681
 Deferred income taxes ...................      8,527        (5,720)       2,807
                                            ---------      --------    ---------
  Total current liabilities ..............     57,973       (28,074)      29,899
Long-term liabilities:
 Long-term debt, net of current portion...    121,471         3,979      125,450
 Capital lease obligations, net of current
  portion.................................      4,875           --         4,875
 Accrued coupon redemption costs..........        408           --           408
 Deferred income taxes....................     11,300           --        11,300
                                            ---------      --------    ---------
  Total liabilities ......................    196,027       (24,095)     171,932
 Redeemable equity securities.............        914          (914)         --
Stockholders' deficit:
 Preferred stock..........................     37,485       (37,485)         --
 Common stock, voting.....................         13             1           14
 Common stock, non-voting.................          1            (1)         --
 Additional paid-in capital...............     18,840       138,314      157,154
 Compensatory stock options outstanding...     20,943           --        20,943
 Accumulated deficit......................   (133,598)      (79,631)    (213,229)
 Restricted stock.........................       (384)          384          --
                                            ---------      --------    ---------
                                              (56,700)       21,582      (35,118)
 Treasury stock...........................     (2,076)          --        (2,076)
                                            ---------      --------    ---------
 Net stockholders' deficit................    (58,776)       21,582      (37,194)
                                            ---------      --------    ---------
Total liabilities and stockholders'
 deficit..................................  $ 138,165      $ (3,427)   $ 134,738
                                            =========      ========    =========

                 See Notes to Pro Forma Consolidated Balance Sheet.

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                             (dollars in thousands)

    The pro forma financial data have been derived by the application of pro forma adjustments to our historical financial statements as of the date noted.

(a) Pro forma adjustments to the Pro Forma Consolidated Balance Sheet are summarized in the following table (dollars in thousands) and are described in the notes that follow.

                                          Conversion of   Repurchase
                                             Class A      of Payment
                              Public        Stock and      in Kind    Subordinated
                           Offering of   Reclassification Preferred    Notes and   Borrowings,
                           Common Stock   of Redeemable   Stock and     Existing   Transaction
                             and New          Equity        Common       Credit      Fees and   Total Net
                          Borrowings (1)  Securities (2)  Stock (3)   Facility (4) Expenses (5) Adjustment
                          -------------- ---------------- ----------  ------------ ------------ ----------
Cash and cash
 equivalents............    $ 274,838         $ --        $(107,884)   $(150,254)    $(16,700)   $    --
Deferred debt issuance
 costs..................          --            --              --        (4,427)       1,000      (3,427)
Accrued interest........          --            --              --         2,104          --        2,104
Line of credit..........          --            --              --        12,750          --       12,750
Term loan-short-term....          --            --              --         7,500          --        7,500
Term loan-long-term.....     (124,838)          --              --        52,000          --      (72,838)
Subordinated notes......          --            --              --        68,859          --       68,859
Deferred income taxes...          --            --              --         4,358        1,362       5,720
Redeemable equity
 securities.............          --            914             --           --           --          914
Preferred stock.........          --            --           37,485          --           --       37,485
Common stock voting.....          --             (1)            --           --           --           (1)
Common stock, non-
 voting.................          --              1             --           --           --            1
Additional paid in
 capital................     (150,000)         (914)            100          --        12,500    (138,314)
Accumulated deficit.....          --            --           70,299        7,110        2,222      79,631
Restricted stock........          --            --              --           --          (384)       (384)

(1)Sources and uses of cash for the transactions are as follows:

                                                                (In thousands)
Sources
Gross proceeds of the offering.................................    $150,000
Borrowings under the new bank credit facility                       124,838
                                                                   --------
 Total.........................................................    $274,838
                                                                   ========
Uses
 Underwriting discounts, commissions and offering costs........    $ 12,500
 Payment made to terminate financial advisory service
 arrangements..................................................       3,200
 Fees paid to establish new credit facility....................       1,000
 Repurchase of payment-in-kind preferred stock.................     106,884
 Repayment of senior subordinated notes, including unamortized
 discount of $1.1 million......................................      70,000
 Premium paid on redemption of senior subordinated notes.......       5,900
 Repayment of existing credit facility.........................      72,250
 Payment of accrued interest...................................       2,104
 Repurchase of common stock....................................       1,000
                                                                   --------
 Total.........................................................    $274,838
                                                                   ========

(2) The adjustments represent the conversion of Class A non-voting stock into common stock on a one-for-one basis and the reclassification of redeemable equity securities to permanent equity.
(3) The adjustments represent the repurchase of the outstanding payment-in-kind preferred stock for an aggregate repurchase price of $106.9 million, including approximately $69.4 million of cumulative undeclared dividends. In connection with repurchase of the payment-in-kind preferred stock, shares of common stock will be repurchased from affiliates of Kelso and members of management for $1.0 million.
(4) The adjustments represent the repayment of existing indebtedness and related accrued interest including a debt retirement premium of $5.9 million ($3.7 million after related tax effect) and unamortized bond discount of $1.1 million ($0.7 million after related tax effect), and assumes all note holders tender their senior subordinated notes in the tender offer. These premiums and unamortized deferred loan costs of $4.4 million ($2.7 million after related tax effect) related to existing indebtedness will be written off as an extraordinary charge upon early repayment of the existing indebtedness.
(5) The adjustments represent payments of $3.2 million ($2.0 million after related tax effect) to terminate a financial advisory services agreement, $0.4 million ($0.2 million after related tax effect) related to the immediate vesting of restricted stock, $10.5 million for estimated underwriting fees and discounts, $2.0 million of other costs associated with the offering of common stock, and $1.0 million of estimated fees and expenses related to the establishment of a new credit facility. The portion of fees and expenses attributable to the new credit facility will be recorded as debt issuance costs and will be amortized over the expected life of the credit facility.

                      HOSIERY CORPORATION OF AMERICA, INC.
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                 (dollars in thousands, except per share data)

                            For the Twelve Months Ended         For the Three Months Ended
                                 December 31, 1998                    March 27, 1999
                          ---------------------------------- ----------------------------------
                                      Pro Forma                          Pro Forma
                          Historical Adjustments   Pro Forma Historical Adjustments   Pro Forma
                          ---------- -----------   --------- ---------- -----------   ---------
Net Revenues............   $198,681    $  --       $198,681   $57,145     $   --       $57,145

Costs and Expenses:
 Cost of sales..........     91,352       --         91,352    29,141         --        29,141
 Administrative and
 general  expenses......     13,694      (263)(a)    13,431     3,906         (66)(a)    3,840
 Provision for doubtful
  accounts..............     11,536       --         11,536     4,745         --         4,745
 Marketing costs........     36,585       --         36,585    10,912         --        10,912
 Coupon redemption
 costs..................      3,843       --          3,843     1,087         --         1,087
 Depreciation and
  amortization..........      3,405       --          3,405       864         --           864
 Other expenses.........        186       --            186       256         --           256
                           --------    ------      --------   -------     -------      -------
                            160,601      (263)      160,338    50,911         (66)      50,845
                           --------    ------      --------   -------     -------      -------

Operating Income........     38,080       263        38,343     6,234          66        6,300

 Interest income........         71       --             71         9         --             9
 Interest expense.......     16,632    (7,841)(b)     8,791     4,062      (1,863)(b)    2,199
                           --------    ------      --------   -------     -------      -------
Income before income tax
 provision..............     21,519     8,104        29,623     2,181       1,929        4,110
Provision for income
 taxes..................      8,055     3,080 (c)    11,135       829         733 (c)    1,562
                           --------    ------      --------   -------     -------      -------
Net income..............   $ 13,464    $5,024      $ 18,488   $ 1,352     $ 1,196      $ 2,548
                           ========    ======      ========   =======     =======      =======
Pro forma net income
 per share
 Basic..................   $                       $          $                        $
                           ========                ========   =======                  =======
 Diluted................   $                       $          $                        $
                           ========                ========   =======                  =======
Shares used to compute
 earnings per share
 Basic..................
                           ========                ========   =======                  =======
 Diluted................
                           ========                ========   =======                  =======

                  See Notes to Pro Forma Statements of Operations.

            NOTES TO CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

    The pro forma financial data have been derived by the application of pro forma adjustments to our historical financial statements for the periods noted. The transactions will have no impact on the historical basis of our assets and liabilities.

    The pro forma adjustments to the Statements of Operations exclude (1) the payment made to terminate financial advisory service arrangements provided to the Company by Kelso of $3.2 million ($2.0 million after related tax effect);
(2) the premium paid of $5.9 million ($3.7 million after related tax effect) and $1.1 million of unamortized discount ($0.7 million after related tax effect) associated with the repayment of the senior subordinated notes; (3) the write-off of deferred debt issuance costs of $4.4 million ($2.7 million after related tax effects) as a result of the refinancing of the existing bank credit agreement; and (4) compensation expense of $0.4 million ($0.2 million after related tax effect) related to the immediate vesting of restricted stock. These amounts represent non-recurring expenses which will be recorded in the historical results of operations for the period including the transactions.

(a) The administrative and general expenses adjustments reflects the elimination of the arrangements with Kelso to provide financial advisory services.

(b) The pro forma adjustments to interest expenses reflect the following:

                                              Year Ended     Three Months Ended
                                           December 31, 1998   March 27, 1999
                                           ----------------- ------------------
                                                  (dollars in thousands)
      Interest expense on term loan (1)...     $  7,802           $  1,951
      Commitment fee (2)..................           51                 12
      Amortization of debt issuance
       costs(3)...........................          200                 50
       Less: historical interest expense
        on debt repaid (4)................      (15,894)            (3,876)
                                               --------           --------
         Total adjustment.................     $ (7,841)          $ (1,863)
                                               ========           ========

     (1) Represents interest on the new credit facility using an assumed interest rate of LIBOR plus 1.25% (6.25%).

     (2) Represents a 0.5% commitment fee on the unused portion of the $25 million revolving credit facility.

     (3) Represents amortization of deferred financing costs of $1.0 million over the term of the new credit facility

     (4) Represents the elimination of historical interest expense on approximately $141.7 million of long-term debt at a weighted average interest rate of 11.25%.

     A 0.125% increase or decrease in the assumed weighted average interest rate applicable to the new credit facility would change the pro forma interest expense and income before taxes by $0.2 million for the year ended December 31, 1998 and $0.04 million for the three months ended March 27, 1999.

(c) The tax effect of pro forma adjustments to income before income taxes is based on the estimated applicable statutory tax rates of 38%.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The selected information below presents consolidated historical financial information and other data for the periods indicated. The consolidated balance sheet data as of December 31, 1997 and 1998 and the consolidated statements of operations data for each of the three years ended December 31, 1998 have been derived from the consolidated financial statements audited by Deloitte & Touche LLP, independent accountants. The consolidated statement of operations data and consolidated balance sheet data for the three months ended and as of March 28, 1998 and March 27, 1999 have been derived from unaudited financial statements, which in our opinion contain all adjustments, consisting only of normal recurring accruals, which are necessary for a fair statement of our financial results for these periods. The information presented below is not necessarily indicative of the results of our future operations. You should read the following information together with the consolidated financial statements and the related notes that are included elsewhere in this prospectus, "Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                     Year Ended December 31,                   Three Months Ended
                         ----------------------------------------------------  --------------------
                                                                               March 28,  March 27,
                           1994      1995       1996       1997       1998       1998       1999
                         --------  ---------  ---------  ---------  ---------  ---------  ---------
                         (in thousands, except shares, per share data and per customer data)
Consolidated Statement
 of Operations Data:
 Net revenues........... $118,560  $ 136,299  $ 162,763  $ 178,682  $ 198,681  $  43,678  $  57,145
 Cost of sales..........   52,485     60,982     75,184     82,119     91,352     21,736     29,141
 Administrative and
  general expenses......   13,616     10,200     11,404     12,121     13,694      3,457      3,906
 Provision for doubtful
  accounts..............    5,643      7,788     10,057     10,791     11,536      3,128      4,745
 Marketing costs........   15,542     17,442     22,055     30,538     36,585      8,360     10,912
 Coupon redemption
  costs.................    6,397      5,969      4,140      3,671      3,843      1,065      1,087
 Depreciation and
  amortization..........    3,141      2,493      2,996      3,059      3,405        774        864
 Compensation related to
  stock options.........      --         --      22,938        --         --         --         --
 Expenses related to
  stock offering and
  acquisition...........      --         --       1,587        --         --         --         --
 Other (income)
  expenses..............      123         (2)       (41)       529        186         (4)       256
 Operating income.......   21,613     31,427     12,443     35,854     38,080      5,162      6,234
 Interest income........      314        378        327         90         71         37          9
 Interest expense(1)....    4,811     19,749     18,466     18,109     16,632      4,074      4,062
 Income (loss) from
  continuing operations
  before provision
  (benefit) for income
  taxes and cumulative
  effect of accounting
  change................   17,116     12,056     (5,696)    17,835     21,519      1,125      2,181
 Provision (benefit) for
  income taxes..........    6,648      4,560     (1,390)     6,242      8,055        428        829
 Income (loss) from
  continuing operations
  before cumulative
  effect of accounting
  change................   10,468      7,496     (4,306)    11,593     13,464        697      1,352
 Discontinued
  operations(2).........     (559)       --         --         --         --         --         --
 Cumulative effect of
  accounting change.....     (163)       --         --         --         --         --         --
 Net income (loss)...... $  9,746  $   7,496  $  (4,306) $  11,593  $  13,464  $     697  $   1,352
                         ========  =========  =========  =========  =========  =========  =========
 Basic and diluted net
  income (loss) per
  share (3)............. $  14.91  $   (2.42) $  (12.77) $   (4.07) $   (4.89) $   (3.51) $   (3.07)
                         ========  =========  =========  =========  =========  =========  =========
 Basic and diluted
  weighted average
  shares................  523,182  1,401,392  1,408,482  1,408,482  1,407,944  1,408,482  1,407,226
                         ========  =========  =========  =========  =========  =========  =========


                                       Year Ended December 31,                     Three Months Ended
                         -------------------------------------------------------  -------------------------
                                                                                  March 28,   March 27,
                            1994        1995       1996       1997       1998        1998        1999
                         ----------  ----------  ---------  ---------  ---------  -------------------------
                            (in thousands, except shares, per share data and per customer data)
Other Data:
 Adjusted operating
  income(4)............. $   21,736  $   31,425  $  36,927  $  36,383  $  38,266  $   5,158   $   6,490
 Number of
  solicitations.........     30,557      43,267     52,632     77,126     91,571     44,194      44,660
 Response rate(5).......       12.3%       11.4%      12.5%       9.3%       7.6%       4.7%        5.9%
 Total front end
  shipments.............      3,753       4,951      6,596      7,194      6,956      2,093       2,635
 Total back end
  shipments.............      6,114       6,619      7,792      8,597      9,240      1,897       2,855
 Number of active
  customers(6)..........        822         964      1,199      1,316      1,350      1,330       1,830
 Net revenue per active
  customer(6)........... $   144.19  $   141.37  $  135.75  $  135.79  $  147.21  $   32.84   $   31.23
 Adjusted operating
  income per active
  customer(6)........... $    26.44  $    32.59  $   30.80  $   27.65  $   28.35  $    3.88   $    3.55
Consolidated Balance
 Sheet Data:
 Working capital........ $    3,152  $    5,794  $     589  $  12,455  $   4,555  $   8,422   $   3,048
 Total assets...........     74,860      82,860     92,600    100,600    130,039    101,280     138,165
 Total debt(1)..........    153,442     151,093    143,705    138,565    139,352    136,938     148,288
 Other long-term
  obligations...........         66         --         --         --         --         --          --
 Redeemable equity
  securities............         45         384        768        872        885        901         914
 Stockholders'
  deficit(1)............   (110,266)   (102,920)   (83,822)   (72,083)   (60,162)   (71,352)    (58,776)

--------
(1) As part of the recapitalization completed in October 1994, we incurred substantial indebtedness, the net proceeds of which were used to finance, in part, the repurchase of common and preferred stock from Joseph A. Murphy, a significant stockholder, for aggregate net consideration of approximately $191.2 million. Accordingly, as a result of the 1994 recapitalization, interest expense and total debt significantly increased and a significant stockholders' deficit was created. See "Certain Relationships and Related Transactions--The 1994 Recapitalization and Related Transactions" below.
(2) Represents the loss from discontinued operations and the loss on disposal of discontinued operations (net of tax) related to the decision to dispose of our Book, Bag and Overseas Divisions.

(3) In determining net income (loss) per share, net income (loss) has been reduced by undeclared preferred stock dividends from our payment-in-kind preferred stock, all of which is to be repurchased upon the closing of the offering, and the accretion of redeemable preferred stock to additional paid-in capital as follows:

                                Year Ended December 31,         Three Months Ended
                         -------------------------------------- -------------------
                                                                March 28, March 27,
                          1994   1995    1996    1997    1998     1998      1999
                         ------ ------- ------- ------- ------- --------- ---------
                                               (in thousands)
 Undeclared preferred
  stock dividends....... $1,948 $10,839 $13,602 $17,215 $20,234  $5,617    $5,648
 Accretion of redeemable
  preferred stock ......    --       52      84     104     121      28        28

(4) "Adjusted operating income" is defined as operating income before other (income) expenses, compensation related to stock options and expenses related to a potential stock offering and acquisition. Adjusted operating income does not purport to represent net income or net cash provided by operating activities as those terms are defined under generally accepted accounting principles.
(5) "Response rate" is equal to the number of front end shipments divided by the number of solicitations, without giving effect to returns. During 1997 and 1998, we modified our solicitation materials. See "Business--Government Regulation".
(6) "Active customers" is the average number of monthly shipments during the relevant period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

    We sell women's hosiery exclusively through our direct mail marketing continuity program. Our sales are a mix of front end shipments and back end shipments to customers in the continuity program. With our direct mail marketing continuity program, we solicit front end customers through initial offers of specially priced hosiery. We incur significant marketing costs and a loss on the initial offer in connection with the solicitation of front end customers. Back end customers who continue in the continuity program and make repeat purchases at regular prices generate the substantial majority of our net revenues and operating income.

    The following table presents information relating to our front end and back end shipments for 1996 through 1998:

                                                               1996  1997  1998
                                                               ----  ----  ----
Number of front end shipments (in millions)...................  6.6   7.2   7.0
Number of back end shipments (in millions)....................  7.8   8.6   9.2
Front end shipments as a percentage of total shipments........ 45.8% 45.6% 42.9%
Back end shipments as a percentage of total shipments......... 54.2% 54.4% 57.1%

    Our results in any period are generally affected by the number of solicitations made, response rates, retention rates, net revenues per shipment and other variables, including the number of mailings and the dates on which such mailings are made. Accordingly, period-to-period comparability of our results will be affected by changes in such variables. We have structured our front end solicitation mailings so that they occur at times when we believe response rates will be maximized. Two mailings occur in our first fiscal quarter, one in each of the second and third fiscal quarters, and none in the fourth fiscal quarter. As a result, we experience higher costs in the first six months than in the second six months of the year, with highest costs in the first fiscal quarter. See "--Quarterly Financial Data".

    Net revenues include hosiery shipments, net of returns, to front end and back end customers, as well as catalog sales of lingerie and intimate apparel products, mailing list rentals, insert fees, computer services and bulk sales to a former Canadian subsidiary. Cost of sales represents raw materials, manufacturing, packaging and delivery and related postage costs. As described in "Business--Marketing", we recently introduced a "one free pair" offer in North America. While we expect that the new offer will increase profitability and the number of back end customers per mailing, it is also likely to result in higher returns and bad debt expense.

    We record a provision for doubtful accounts for each shipment of hosiery. At the end of each accounting period, we make an adjustment to reflect the actual collection of accounts receivable and the estimated recovery of the accounts receivable. The level of bad debt expense associated with front end shipments and initial back end shipments of hosiery has been significantly greater than with later back end shipments. The provision for doubtful accounts therefore is likely to be higher in periods in which front end shipments represent a larger portion of total shipments. The provision for doubtful accounts is also likely to be higher under our recently introduced one free pair offer.

    Administrative and general expenses represent order processing, purchasing, legal, accounting and corporate costs. We incur costs in connection with obtaining new customers and regaining old customers who had previously discontinued their participation in our continuity program. These costs are included in cost of sales and marketing costs. The economic benefits derived from a portion of those expenditures included in marketing costs extend to future periods as customers make repeat purchases. As a result, we defer a portion of certain marketing costs spent in the current period to future periods. These marketing costs are aggregated in each period, and amortized on an accelerated basis based upon the estimated current year revenue in proportion to the expected future revenue generated by these customers. Marketing costs include both the costs that are expended currently and the amortization of costs which were capitalized in prior periods.

    We offer long-term back end customers in North America certificates which can be redeemed for gifts. We record a provision for coupon redemption based on historical customer redemption patterns applicable to outstanding coupons and average gift costs. In the past, we have managed these costs by updating the redemption catalogs with new products and by increasing the number of coupons required to redeem gifts in order to offset our increased product cost.

Results of Operations

    The following table contains specific income statement data, expressed as a percentage of net revenues:

                                         Year Ended
                                        December 31,        Three Months Ended
                                      --------------------  -------------------
                                                            March 28, March 27,
                                      1996    1997   1998     1998      1999
                                      -----   -----  -----  --------- ---------
Net revenues......................... 100.0%  100.0% 100.0%   100.0%    100.0%
  Cost of sales......................  46.2    45.9   46.0     49.8      51.0
  Administrative and general
   expenses..........................   7.0     6.8    6.9      7.9       6.8
  Provision for doubtful accounts....   6.2     6.0    5.8      7.2       8.3
  Marketing costs....................  13.6    17.1   18.4     19.1      19.1
  Coupon redemption costs............   2.5     2.1    1.9      2.4       1.9
  Depreciation and amortization......   1.8     1.7    1.7      1.8       1.5
                                      -----   -----  -----    -----     -----
    Subtotal.........................  77.3    79.6   80.7     88.2      88.6
                                      -----   -----  -----    -----     -----
Adjusted operating income(1).........  22.7%   20.4%  19.3%    11.8%     11.4%
                                      =====   =====  =====    =====     =====
Operating income.....................   7.6%   20.1%  19.2%    11.8%     10.9%
                                      =====   =====  =====    =====     =====
Net income (loss)....................  (2.7)%   6.5%   6.8%     1.6%      2.4%
                                      =====   =====  =====    =====     =====

--------
(1) See footnote 4 to "Selected Consolidated Financial and Other Data".

 Three Month Period Ended March 27, 1999 Compared to the Three Month Period Ended March 28, 1998

    Net revenues increased by 30.8% to $57.1 million in the first quarter of 1999 from $43.7 million for the same period in 1998. Driving this increase in net revenues were higher response rates, which improved from 5.3% in the first quarter of 1998 to 6.4% for the same period in 1999. Additionally, as a result of improvements to our marketing program in the United States, combined with growth in the United Kingdom and Germany, back end shipments increased substantially in the first quarter of 1999 to 3.3 million shipments from 1.9 million shipments for the same period in 1998. North America accounted for $7.3 million of the increase in net revenues in 1999 over 1998, and Europe accounted for $6.2 million.

    Cost of sales increased by 34.1% to $29.1 million in the first quarter of 1999 from $21.7 million for the same period in 1998. This increase was due primarily to increased costs associated with the higher number of first and second shipments to new customers. These initial shipments have lower margins than subsequent shipments due to higher returns. As a percentage of net revenues, cost of sales was 51.0% in the first quarter of 1999 compared to 49.8% for the same period in 1998.

    Administrative and general expenses increased by 13.0% to $3.9 million in the first quarter of 1999 from $3.5 million in the same period of 1998. This increase was due primarily to increased personnel costs. As a percentage of net revenues, administrative and general expenses were 6.8% in the first quarter of 1999 compared to 7.9% for the same period in 1998.

    Provision for doubtful accounts increased by 51.7% to $4.7 million in the first quarter of 1999 from $3.1 million in the same period in 1998. This increase is attributable primarily to changes in our front end offer. The increase was also attributable to the higher number of first and second shipments to new customers. These shipments typically have a higher incidence of bad debts than shipments to back end customers beyond the third shipment. We record the estimated bad debts at the time of shipment. As a percentage of net revenues, bad debts were 8.3% in the first quarter of 1999 compared to 7.2% for the same period in 1998.

    Marketing costs increased by 29.8% to $10.9 million in the first quarter of 1999 from $8.4 million for the same period in 1998. This increase was due primarily to higher spending relating to solicitations in 1999 of $1.7 million and a $2.4 million increase in amortization expense relating to deferred customer acquisition costs. As a percentage of net revenues, marketing costs were 19.1% in each of the first quarters of 1999 and 1998.

    Income before taxes increased to $2.2 million in the first quarter of 1999 from $1.1 million for the same period in 1998. The increase was primarily caused by increased revenues offset by higher expenses in all profit and loss categories incurred to generate the increased revenues. As a percentage of net revenues, income before taxes was 3.8% in the first quarter of 1999 compared to 2.6% in the first quarter of 1998.

    Net income increased to $1.4 million in the first quarter of 1999 compared to $0.7 million for the same period in 1998. The increase was due primarily to the increase in pretax income of $1.1 million, offset by an increased provision for taxes of $0.4 million. As a percentage of net revenues, net income was 2.4% in the first quarter of 1999 compared to 1.6% in the first quarter of 1998.

 1998 Compared to 1997

    Net revenues increased by 11.2% to $198.7 million in 1998 from $178.7 million in 1997. The increase in net revenues was attributable to a $13.6 million increase in North American net revenues, representing an increase of 8.5%, and an increase of $6.4 million in international net revenues, representing an increase of 34.3%. The increase in net revenues in North America was the result of stronger sales to existing customers and the acquisition of Enchantress, a Canadian hosiery company, which accounted for $2.2 million of the increase in 1998. The increase in international net revenues was primarily attributable to increased front end solicitations in Germany.

    Cost of sales increased by 11.3% to $91.4 million in 1998 from $82.1 million for 1997. As a percentage of net revenues, cost of sales increased to 46.0% in 1998 versus 45.9% in 1997. The absolute increase in cost of sales was related to increased shipments in the United States, Germany and Canada.

    Administrative and general expenses increased by 13.0% to $13.7 million in 1998 from $12.1 million for 1997. Included in 1998 was severance of $0.5 million compared to none in 1997. The balance of the increase was caused by increased personnel and higher wages. As a percentage of net revenues, administrative and general expenses were 6.9% in 1998 versus 6.8% in 1997.

    Provision for doubtful accounts increased $0.7 million or 6.9% to $11.5 million in 1998 from $10.8 million in 1997. This increase was caused by growing the business in Germany, the Canadian acquisition and an increase in the United States offset by lower bad debt experience in the United Kingdom. As a percentage of net revenues, bad debts were 5.8% for 1998 versus 6.0% for 1997.

    Marketing costs increased by 19.8% to $36.6 million from $30.5 million for 1998 and 1997. A substantial portion of this increase was attributable to a 18.7% increase in front end solicitations as 14.4 million additional solicitations were mailed in 1998 compared to 1997. In addition, this increase was partially attributable to higher amortization of prior years' deferred marketing costs in 1998 compared to 1997. These deferred marketing costs were related to a 43.6% increase in solicitations in 1997 versus 1996. In 1997, 75.6 million solicitations were mailed as compared to 52.6 million in 1996. These costs are amortized over 42 months with the greatest amortization in the first 24 months. As a percentage of net revenues, marketing costs were 18.4% in 1998 versus 17.1% in 1997.

    Coupon redemption costs increased slightly to $3.8 million for 1998 from $3.7 million for 1997. As a percentage of net revenues, redemption costs were 1.9% in 1998 versus 2.1% for 1997.

    Interest expense decreased to $16.6 million for 1998 from $18.1 million for 1997. This decrease in interest expense was primarily due to less debt and lower rates. As a percentage of net revenues, interest expense was 8.4% in 1998 versus 10.1% for 1997.

    Operating income increased by 6.2% to $38.1 million in 1998 from $35.9 million in 1997. The increase in operating income was primarily the result of increased revenue and lower interest rates offset by higher marketing costs. As a percentage of net revenues, operating income was 19.2% for 1998 versus 20.1% for 1997.

    We had net income of $13.5 million in 1998 as compared to net income of $11.6 million in 1997. As a percentage of net revenues, net income was 6.8% in 1998 versus 6.5% for 1997.

 1997 Compared to 1996

    Net revenues increased by 9.8% to $178.7 million in 1997 from $162.8 million in 1996. Net revenues from our international operations increased to $18.7 million in 1997 from $9.0 million in 1996, representing an increase of 108.5%. This increase in international net revenues was attributable to increased shipments in the United Kingdom and testing in France and Germany. The balance of the increase in net revenues, $6.2 million, was generated in the United States primarily through increased shipments for new customers.

    Cost of sales increased by 9.2% to $82.1 million in 1997 from $75.2 million for 1996. As a percentage of net revenues, cost of sales declined to 45.9% in 1997 versus 46.2% in 1996. The absolute increase in cost of sales was related to increased shipments in the United States, United Kingdom and the test programs in Germany and France. Manufacturing efficiencies helped offset the costs associated with the increased shipments.

    Administrative and general expenses increased by 6.3% to $12.1 million in 1997 from $11.4 million for the same period of 1996. Increased personnel and higher wages account for the increase. As a percentage of net revenues, administrative and general expenses were 6.8% in 1997 versus 7.0% in 1996.

    Provision for doubtful accounts increased by 7.3% to $10.8 million in 1997 from $10.1 million in 1996. This increase was caused by additional first, second and third shipments in 1997, which were up 1.1 million shipments or 10.6% higher than in 1996. These shipments typically have higher rates of uncollectible accounts than shipments to back end customers beyond the third shipment. As a percentage of net revenues, bad debts were 6.0% for 1997 versus 6.2% for 1996.

    Marketing costs increased by 38.5% to $30.5 million from $22.1 million for 1997 and 1996. A substantial portion of this increase was attributable to higher front end solicitations, including the start up in the United Kingdom, as an additional 22.9 million solicitations were mailed in 1997 compared to 1996, representing an increase of 43.6%. Marketing expenditures were also incurred for testing in France and Germany. In addition, this increase was partially attributable to higher amortization of prior years' deferred marketing costs in 1997 compared to 1996. These deferred marketing costs were related to the 21.6% increase in solicitations in 1996 versus 1995. In 1996,
52.6 million solicitations were mailed as compared to 43.3 million in 1995. These costs are amortized over 42 months with the greatest amortization in the first 24 months. As a percentage of net revenues, marketing costs were 17.1% in 1997 versus 13.6% in 1996.

    Coupon redemption costs declined to $3.7 million for 1997 from $4.1 million for 1996. As a percentage of net revenues, redemption costs were 2.1% in 1997 versus 2.5% for 1996. This decrease related to the issuance of new gift catalogs in both 1996 and 1995 that have a lower average cost per gift. In 1996, we began to charge shipping and handling costs to redemption customers. This has also lowered the cost of future redemptions and our reserve balance for these future redemptions.

    Compensation related to stock option expense was $22.9 million in 1996. This expense represents a non-cash charge attributable to options granted by our board of directors on June 28, 1996, with an exercise price below the then market price of our common stock, as part of a series of transactions in contemplation of a potential initial public offering. We did not incur a stock option compensation charge in 1997.

    Expenses of $1.6 million were incurred in 1996 related to a potential stock offering and an acquisition. Neither of these transactions was consummated and no related charges were incurred in 1997.

    Interest expense decreased to $18.1 million for 1997 from $18.5 million for 1996. This decrease in interest expense was primarily due to less debt outstanding under the credit facility. As a percentage of net revenues, interest expense was 10.1% in 1997 versus 11.3% for 1996.

    Operating income of $35.9 million for 1997 was slightly less than the adjusted operating income of $37.0 million for 1996. The decrease in operating income from 1996 to 1997 was primarily caused by the increased marketing costs offset by higher revenue and the continued decrease in all other costs as a percentage of net revenues. As a percentage of net revenues, adjusted operating income, was 20.1% for 1997 versus 22.7% for 1996.

    We had net income of $11.6 million in 1997 as compared to a net loss of $4.3 million in 1996. Net income as adjusted was $11.6 million in both 1997 and 1996. As a percentage of net revenues, net income was 6.5% in 1997 versus 7.1% (adjusted as previously detailed) for 1996.

    For comparability, we have adjusted 1996 operating income and net income to exclude stock option compensation expenses of $22.9 million and costs associated with a potential stock offering and acquisition of $1.6 million.

Quarterly Financial Data

  The following table presents summarized quarterly financial data for 1998 and 1997:

                                                  March June  September December
                                                  ----- ----- --------- --------
                                                          (in millions)
   1998
   Net Revenues.................................. $43.7 $50.5   $48.0    $56.4
   Gross Profit..................................  21.9  26.3    27.5     31.6
   Operating Income..............................   5.2   8.1    11.6     13.2
   Net Income....................................   0.7   2.4     4.6      5.7
   1997
   Net Revenues.................................. $45.3 $49.6   $39.4    $44.4
   Gross Profit..................................  22.2  25.3    22.3     26.5
   Operating Income..............................   5.3   9.5     8.9     12.2
   Net Income....................................   0.5   3.0     2.7      5.4

Liquidity and Capital Resources

    Our cash requirements arise principally from the need to finance new front end solicitations of customers, capital expenditures, debt repayment and other working capital requirements. We financed these requirements and expect to finance future requirements from internally generated funds and/or our credit facility.

 Three Month Period Ended March 27, 1999 Compared to the Three Month Period Ended March 28, 1998

    Working capital decreased by $1.5 million from December 31, 1998. The decrease was caused by two mailings in the first quarter of 1999 which increased borrowings under our credit facility, partially offset by an increase in accounts receivable.

    Net cash used in operating activities was $8.6 million for the first quarter of 1999 as compared to $2.4 million in the first quarter of 1998. This change was primarily due to higher increases in receivables, increases in the payments for customer acquisition costs and a decrease in accounts payable and accrued expenses, offset by an increase in amortization of customer acquisition costs. Accounts receivable increased $5.2 million, or 16.3%, since December 31, 1998 and was $12.7 million, or 51.2%, higher than the same period in 1998. Driving this increase was the substantial increase in net revenues, up $25.5 million, or 29.0%, over the six months ended March 27, 1999. In the month of March 1999 compared to March 1998, revenues increased $7.7 million, or 48.1%.

    Net cash used in investing activities to acquire property and equipment was $0.2 million and $0.3 million for the three month periods ended March 27, 1999 and March 28, 1998, respectively.

    Net cash provided by (used in) financing activities was $8.9 million and $(1.7) million for the three month periods ended March 27, 1999 and March 28, 1998, respectively. In the first quarter of 1999, we had net borrowings on our revolving credit facility of $9.4 million, while in the same period of 1998 we had no net borrowings on our revolving credit facility. The amount available to borrow at March 27, 1999 was $11.4 million. In the first quarter of 1999 and for the same period of 1998, we made payments on bank and other financing totaling $0.3 million and $1.3 million, respectively.

    On March 26, 1999, our existing credit agreement was amended to revise certain financial covenants as of December 31, 1998. Under the amended agreement, we were in compliance with all debt covenants as of December 31, 1998.

 Three Years Ended December 31, 1998

    In 1998, 1997 and 1996, capital expenditures were $3.6 million, $2.6 million and $4.9 million, respectively. The majority of the expenditures were for the purchase of knitting, sewing and dyeing equipment and facility acquisition and enhancements. These expenditures were financed substantially through the assumption of capital leases. Also, we expect to expend approximately $2.5 million in 1999 for additional equipment. These capital expenditures will be financed through internal sources or the assumption of capital leases.

    Net cash provided by operating activities was $4.6 million in 1998 as compared to $11.2 million in 1997 and $7.4 million in 1996. The decrease from 1997 to 1998 was caused by the increase in the payments for deferred customer acquisition costs offset by higher amortization of these costs and the increase in prepaid costs for the January 1999 solicitation. The increase from 1996 to 1997 was primarily due to the change in inventory offset by the decrease in accounts payable.

    Net cash used in investing activities was $5.1 million in 1998, $0.9 million in 1997 and $2.5 million in 1996. The increase from 1997 to 1998 was primarily due to the acquisition of Enchantress in 1998.

    During 1998, 1997 and 1996, we used $3.8 million, $7.9 million and $9.9 million, respectively, in financing activities. During 1997, a new credit agreement was reached with our bank lenders which provided $65 million in term debt at a substantially lower interest rate (7.5% versus 8.8%), an increase in our line of credit from $15 million to $20 million and a change in the covenants relating to the credit agreement. Net payments on bank and other financing, including capital lease obligations and excluding the termination of the prior term debt, totaled $5.3 million, $7.3 million and $9.9 million in 1998, 1997 and 1996, respectively.

 New Credit Facility

    Prior to completion of the offering, we intend to enter into a new five-year credit facility. We expect that the new credit facility will provide for a $110 million term loan facility and a $25 million revolving credit facility. We expect that the new credit facility will require quarterly repayments of principal under the term loans. We expect to have customary interest rate options to select a rate equal to a margin over prime, federal funds or LIBOR. We expect the new credit facility to contain customary financial and operating covenants and events of default. We expect the borrowings under the new credit facility to be secured by most of our assets and will be guaranteed by our principal subsidiaries.

 Legal Proceedings and Government Regulation

    We are involved in, or have been involved in, litigation arising in the normal course of our business. We cannot predict the timing or outcome of these claims and proceedings. Currently, we are not involved in any litigation which is expected to have a material effect on our business, financial condition or results of operations and cash flows.

    Our direct mail operations are currently subject to regulation by the United States Postal Service, the Federal Trade Commission and various state, local and foreign consumer protection and other regulatory authorities. See "Business--Government Regulation".

 Year 2000

    As in the case with most other businesses, we are in the process of evaluating and addressing Year 2000 compliance of both our information technology systems and our non-information technology systems. Year 2000 compliance efforts are designed to identify, address, and resolve issues that may be created by programs written to run on microprocessors which reference years as two digit fields rather than four. Any such programs may recognize a date using "00" as the year 1900 rather than 2000. If this situation occurs, the potential exists for system failure or miscalculations by computer programs.

    We have adopted a five-phase Year 2000 program consisting of Phase I-- identification and ranking of all the components of our systems, equipment and suppliers that may be vulnerable to Year 2000 problems; Phase II--assessment of items identified in Phase I; Phase III--remediation or replacement of non-compliant systems and components and determination of solutions for non-compliant suppliers; Phase IV--testing of systems and components following remediation; and Phase V--developing contingency plans to address the most reasonably likely worst case Year 2000 scenarios. We have completed Phases I and II. Phases III and IV are complete for all critical business applications. Of the non-critical items, Phases III and IV are happening concurrently, and both phases are approximately 90% complete. Phases III and IV are expected to be 100% complete by the end of June 1999. Phase V is expected to be complete by the end of 1999. Follow up testing is planned for the fourth quarter of 1999 to ensure that all components have remained compliant. We have spent approximately $0.4 million on internal manpower costs during 1997 and 1998 related to the Year 2000 issue, representing approximately 4% of the information systems budget. We expect to incur approximately $0.1 million of future expense to complete the Year 2000 compliance project.

    Our use of our own information technology personnel to make the business systems Year 2000 compliant may delay some other strategic information systems development and implementation which we would have otherwise benefitted from in various ways and to varying extents. We do not believe that we will be at a competitive disadvantage as a result of these delays.

    We continue to make inquiries of those vendors whose Year 2000 compliance is important to our ongoing business. Based on preliminary information we have received, the only significant vendor that could adversely affect our operations is the United States Postal Service. The postal service assumes that it will be compliant, but if it is not, our business and operations could be materially adversely affected. We currently do not have any contingency plans. However, we recognize the need to develop contingency plans and expect to have these plans secure where applicable by the end of fiscal 1999.

    While we believe that the Year 2000 matters discussed above will not have a material impact on our business, financial condition or results of operations, we cannot assure you that we will not be adversely affected by these matters.

 Inflation

    Over the past three years, which has been a period of low inflation, we have been able to increase sales volume to compensate for increases in operating expenses. We have historically been able to increase our selling prices as the cost of sales and related operating expenses have increased and, therefore, inflation has not had a significant effect on our operations.

Quantitative and Qualitative Disclosures About Market Risk

    We use our revolving credit facility, term loan, senior subordinated notes and bonds to finance a significant portion of our operations. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk resulting from changes in the Eurodollar Rate, Federal Funds Rate or the prime rate.

    To the extent that our financial instruments expose us to interest rate risk and market risk, they are presented in the table below. The table presents principal cash flows and related interest rates by year of maturity for our revolving credit facility, term loan, senior subordinated notes and bonds in effect at December 31, 1998. You should read note 18 to our consolidated financial statements together with the table below.

           Schedule of Interest Rate Sensitive Assets and Liabilities
                             (dollars in thousands)

                                         Year of Maturity
                          ----------------------------------------------------
                                                                                Total      Fair
                                                                                Due at   Value at
                           1999     2000     2001     2002    2003  Thereafter Maturity  12/31/98
                          -------  -------  -------  -------  ----  ---------- --------  --------
Interest rate sensitive
 assets:
Noninterest bearing
 checking and savings
 accounts...............  $ 1,887  $   --   $   --   $   --   $--      $--     $  1,887  $  1,887
Interest-bearing
 checking accounts,
 savings accounts and
 money market deposit
 accounts...............      905      --       --       --    --       --          905       905
  Average interest
   rate.................     4.50%     -- %     -- %     -- %  -- %     -- %       4.50%
                          -------  -------  -------  -------  ----     ----    --------  --------
Total interest rate
 sensitive assets.......  $ 2,792  $   --   $   --   $   --   $--      $--     $  2,792  $  2,792
                          =======  =======  =======  =======  ====     ====    ========  ========
Weighted average
 interest rate..........     1.46%                                                 1.46%
                          =======                                              ========
Interest rate sensitive
 liabilities:
Noninterest bearing
 checking and savings
 accounts...............  $ 4,189  $   --   $   --   $   --   $--      $--     $  4,189  $  4,189
Short-term and variable
 rate borrowings........   11,017   13,117   20,117   19,117   117      173      63,658    63,658
  Average interest
   rate.................     7.39%    7.00%    7.00%    7.00% 7.05%    7.10%       7.00%
Fixed-rate borrowings...      --       --       --    70,000   --       --       70,000    72,100
Average interest rate...      --       --       --     13.75%  --       --        13.75%
                          -------  -------  -------  -------  ----     ----    --------  --------
Total interest rate
 sensitive liabilities..  $15,206  $13,117  $20,117  $89,117  $117     $173    $137,847  $139,947
                          =======  =======  =======  =======  ====     ====    ========  ========
Weighted average
 interest rate..........     5.35%    7.00%    7.00%   12.30% 7.05%    7.10%      10.22%
                          =======  =======  =======  =======  ====     ====    ========

Accounting Statements Not Yet Adopted

    Accounting for Derivative Instruments and Hedging Activities. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 1999, although early adoption is encouraged. We have not yet assessed what the impact of this statement will be on our future earnings or financial position.

    Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use. In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use. The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. We have early adopted SOP 98-1 effective January 1, 1998. The impact of this statement was not material on our earnings or financial position as of December 31, 1998.

                                    BUSINESS

Overview

    We are a direct marketing company that uses sophisticated statistical modeling techniques and innovative marketing strategies designed to accurately and efficiently target and acquire profitable customers. We also apply these techniques and strategies to retain existing customers and to increase sales per customer. Currently, we market and distribute women's hosiery in North America and Europe through a continuous product shipment or "continuity" program.

    Our continuity program works as follows:

  . To identify potential new customers, we conduct direct mail tests using our proprietary in-house customer database of more than 75 million mail order buyers, as well as customer lists rented from other direct marketing companies. From these test results, we develop statistical models designed to accurately predict response, retention and payment rates.

  . Using these models, we then mail specially priced, introductory hosiery offers to attract new customers. First time or "front end" customers are those that request and receive an introductory shipment.

  . Front end customers who elect to receive additional hosiery at full price become repeat or "back end" customers. Typically, back end customers in our continuity program receive shipments of hosiery every four to six weeks. We have developed loyal back end customers by conveniently providing quality, attractively priced hosiery marketed under our Silkies(R) brand name. As of December 1998, we had over 1.5 million back end customers. Back end customers provide the majority of our revenues and gross profit.

    We manufactured approximately 66 million pairs of hosiery in 1998, primarily marketed under the Silkies(R) brand name. In addition, we have increased our market share of U.S. sheer and opaque hosiery retail sales from approximately 3.9% in 1994 to approximately 6.9% in 1998. Our manufacturing operations supplied approximately 80% of all the hosiery required by our continuity program during 1998.

    We began selling women's hosiery products in the United States in 1974. Since 1996, we have expanded our operations into Canada, the United Kingdom, Germany and France, and expect to expand into Japan next year. We continue to evaluate both expansion into other international markets and the application of our modeling techniques and marketing strategies to new product lines and the Internet.

    Our senior management team is comprised of executives who have extensive experience in direct marketing and the hosiery manufacturing industry. John F. Biagini, our Chairman and Chief Executive Officer, Philip G. Whalen, our President and Chief Operating Officer, and Martin J. Pearson, President of our international operations, each has more than twenty years of domestic and international direct marketing experience. Hans L. Lengers has been President of our wholly owned manufacturing subsidiary since 1978.

Growth Strategy

    We plan to capitalize on our modeling techniques and marketing strategies to profitably grow our existing businesses and to expand into new markets and products.

    Grow Our Existing North American Business. We plan to continue to add new customers by identifying and testing new customer lists, offer terms, presentation formats, and creative marketing and distribution approaches. To increase sales to and profitability from our back end customers, we intend to continue to introduce higher priced, higher margin products, such as our Ultra and Shaper styles. We have increased our net revenues from back end customers in North America from $91.4 million in 1994 to $138.9 million in 1998, representing a compound annual growth rate of 11.1% over this period.

    Expand Our Existing International Business. Building on our experience in North America, we are actively pursuing growth opportunities in the United Kingdom, Germany and France. In January 1996, we started our international operations in the United Kingdom. Through the end of the first quarter of 1999, we have received orders from approximately 3.9 million U.K. customers. In 1998, we had U.K. revenues of $18.8 million and operating income of $1.9 million. We commenced operations in Germany in January 1998 and in France in February 1999.

    Explore Other International Markets. Based on our favorable test marketing results, we expect to commence operations in Japan next year. We continue to evaluate and test additional international markets to identify growth opportunities. We plan to continue targeting international markets that have reliable mail delivery systems, accessible mailing lists, strong customer payment rates and existing demand for hosiery.

    Extend Our Product Lines. We continue to evaluate opportunities to add new product lines within the leg wear market. For example, in July 1999, we will introduce a new product line, Little Silkies tights, for girls aged 3 to 12. We are also exploring other opportunities, such as marketing and distributing men's and women's socks and licensing hosiery brands from third parties. We plan to explore adding new product lines outside the leg wear market that may be suitable for direct mail marketing and a continuity program. For example, we have test marketed a continuity lingerie program which has produced encouraging results. In addition, we are considering extending our product lines by entering into joint ventures or brand licensing arrangements with established manufacturers and retailers.

    Establish Our Internet Channel. As a complement to our existing direct marketing program, we launched a Web site at www.silkies.com in March 1999 on which customers can place online orders. We have designed proprietary software that helps us test and apply our statistical modeling techniques on our Web site. We have developed an integrated order and re-order capability through which we implement our continuity program online.

Marketing

    We have created a marketing strategy that combines direct mail marketing techniques with our continuity program. Our marketing efforts focus on targeting and acquiring front end customers, as well as maintaining a strong relationship with repeat or back end customers through efficient fulfillment of quality products, excellent customer service, creative new product introductions and unique marketing strategies. These direct mail marketing efforts, refined by advanced statistical and regression analyses, have increased the size and quality of our customer base.

    Customer Targeting and Testing. All aspects of our direct mail marketing program result from specific customer testing which we conduct continuously. Through this testing, we are able to:

  .  project the profitability of in-house and outside customer lists;

  .  maximize response rates to front end solicitations;

  . determine the profitability of the product mix offered to back end customers;

  .  determine optimal pricing strategy; and

  .  increase payment and retention rates.

    Constant refinement of test programs through creative design, offer upgrades, new hosiery products and referrals are conducted through various mailings with the objective of increasing response rates or reducing cost without negatively impacting customer continuation or retention. The time from test to application can take between three and twelve months depending on the testing employed. Historically, our actual results have been similar to our test results.

    Acquiring Front End Customers. Direct mail marketing is our principal means of attracting new front end customers and reactivating previous customers. Given the high response rates, continuation rates and profit per order that direct mail generates, we believe that direct mail is superior to other traditional marketing methods for our continuity program. We mail four major solicitations featuring our specially priced introductory offer in January, March, June and September of each year.

    We employ advanced statistical and regression analyses in conjunction with each of our solicitation promotions. We utilize our proprietary in-house database of more than 75 million mail order buyers, as well as lists rented from other direct marketing firms, and analyze information concerning consumer buying habits and payment records in order to determine which potential customers are likely to purchase our hosiery products on a regular and long-term basis. During each major solicitation, we rank all chosen customer lists by potential realizable profit. We then mail to those customers who meet our investment criteria. This process ensures that anticipated profit is maximized from each of the four mailings.

    Currently, our North American front end offers primarily consist of:

  (1) the opportunity to receive one free pair of hosiery; and

  (2) the opportunity to receive one free pair of hosiery plus two pairs of hosiery priced at $1.00 each plus shipping and handling.

    When the one free pair of hosiery is received from the first offer described above, the customer may elect to keep the free pair and cancel all future shipments. If the customer chooses not to cancel future shipments, the customer will receive four pairs of hosiery at full price in four to six weeks. At that time, the customer may:

  (1) return the full priced hosiery and cancel future shipments;

  (2) keep and pay for the full priced hosiery and cancel future shipments;
      or

  (3) keep and pay for the full priced hosiery and order additional shipments.

    When one free pair of hosiery is received from the second offer described above, the customer may elect to keep the free pair, return the additional two pairs of hosiery and cancel all future shipments. If the customer chooses to keep all three pairs of hosiery, the customer may either:

  (1) pay for two pairs of hosiery at $1.00 each plus shipping and handling and cancel future shipments; or

  (2) pay for two pairs of hosiery at $1.00 each plus shipping and handling and order additional shipments, in which case the customer will receive four pairs of hosiery at full price in four to six weeks.

    In Europe, we make the second initial offer described above. We price our European offers comparably to our U.S. offers.

    We may change the terms of our initial offers from time to time based on our test results. For example, in January 1999 we introduced the one free pair offer in North America.

    The Continuity Program. By receiving a second shipment of hosiery, the customer joins our continuity program and becomes a repeat or back end customer. Upon payment for each shipment, we send customers a subsequent shipment of regularly priced hosiery, on average every four to six weeks, with some customers electing a bi-monthly shipment option. With each shipment, customers may change the selection of styles, colors and sizes. Back end shipments contain either four or six pairs of hosiery which vary in price according to style. All shipments are made on credit, but our exposure to any one customer is limited to the cost of one shipment. Customers are not required to commit to a minimum purchase amount and can cancel the program at any time and for any reason. We seek to retain our back end customers by providing high quality hosiery on a timely basis and at competitive prices at the customer's convenience. As a result, we believe that we have been able to establish a loyal and predictable base of back end customers.

    Retention of Back End Customers. Members of the continuity program receive gift certificates with each shipment of hosiery which can be redeemed for a wide array of merchandise. We also offer a women's wear catalog featuring branded and private label lingerie and intimate apparel products in conjunction with outside manufacturers. Through these means, we believe we have been able to establish a predictable base of back end customers without significant losses of customers over time. We continually are working on developing new means of better retaining our back end customers. Customers exit the continuity program for various reasons, including unavailability of certain styles and colors, preference for retail stores, situational changes, too much hosiery, promotional sales at retail stores, quality and garment fit.

    Through our data processing capabilities, we track a customer's order history from the initial order through each subsequent purchase, whether the purchase is a hosiery product, merchandise from the women's wear merchandise catalog, or other consumer products received through gift redemptions. Each of our customer service representatives has online capabilities to retrieve customer specific queries and purchasing history.

    We actively re-solicit customers who have chosen to discontinue their participation in the continuity program. Based upon the number of previous shipments and the circumstances regarding cancellation of previous enrollment, we use a combination of telephone and direct mail solicitations to reactivate these customers. In total, we made about 9.7 million resolicitation contacts in 1998. We believe that approximately 9.5% of re-solicited customers rejoin our continuity program as the result of these efforts. We also maintain a database of inactive customers who receive variations of the standard front end solicitation.

Products and Development

    We currently sell a broad range of moderately priced, quality women's hosiery under the Silkies(R) brand name. Our product line focuses on what we believe are the most popular product styles and colors. We currently produce nine styles of sheer hosiery, in ten different colors and six sizes, as well as knee-hi's and opaque styles. Our spandex products currently represent eight of our eleven product lines and accounted for 93% of our total revenues in 1998. The remainder of our product line consists of non-spandex products. As of March 27, 1999, our styles ranged in price from $2.41 to $5.66 per pair.

    We perform extensive consumer research and product testing as part of our new product development program. We periodically introduce new styles, colors and other product features based on the results of our consumer testing. For example, in July 1999, we will introduce a new product line, Little Silkies tights, for girls aged 3 to 12. We are currently investigating the sale of the following products through our continuity program: (1) premium priced hosiery products; (2) other leg wear products such as men's and women's socks; and (3) lingerie. We also offer a women's wear brochure featuring branded and private label lingerie and intimate apparel products in conjunction with third party manufacturers.

Manufacturing and Distribution

    We manage all phases of the manufacturing and fulfillment of hosiery products, including planning, purchasing, production, packaging and distribution. Our direct mail marketing program is vertically integrated with our manufacturing and production operations, the latter providing our marketing operations with approximately 80% of our hosiery needs. By spreading the volume of yearly orders over four major solicitation dates, manufacturing and fulfillment are able to avoid extreme variations, and thereby ensure higher efficiency and better product quality.

    Production Process. Our production efficiencies result in large part from our use of limited stock keeping units or "SKUs", standardized packaging and long production runs for each SKU. We currently manufacture slightly less than 600 SKUs for our U.S. and international operations. By marketing our products under the Silkies(R) brand name and by using the same packaging containing four languages, we have one common package for each style, regardless of where our product will be sold. Moreover, since we are able to forecast detailed production needs as a result of our continuity program, we are able to schedule knitting machines to produce the same style for extended periods of time. This reduces machine down-times, change-overs and waste incurred in restarting machines. We schedule our production to meet demand generated by our order volume on a weekly basis. As a result, we are able to maintain a minimal investment in finished goods inventory.

    We utilize the following primary raw materials in the manufacture of our products: nylon and spandex yarn, dye and chemicals. These materials are readily available and are purchased directly from suppliers who also provide technical support. We knit and sew our products at our facilities in Newland, North Carolina and Heath Springs, South Carolina. We dye and package our products at our facility in Lancaster, South Carolina.

    Packaging and Distribution. We operate fully-automated, high-speed packaging machines and distribute our products through the postal service directly to the customer's home. We achieve efficiencies and minimize costs through the use of standardized and fully-automated packaging. We primarily use the national postal service in the markets in which we operate and have been able to control delivery costs by passing on to our customers any increases in postal rates. We minimize postal costs through the use of pre-sorting, utilizing nine digit zip codes and co-mingling of mail. We fulfill orders from our distribution facilities located in the U.S., Canada, the United Kingdom and Germany.

    Capital Investment. Since 1990, we have spent approximately $31.0 million to replace the majority of our knitting and sewing machinery with advanced robotics, to install automatic packaging equipment, to build a new dye house and distribution facility and to upgrade our computer facilities. We maintain relationships with our machinery producers in order to keep up-to-date on changing manufacturing methods. Our current manufacturing operations have the capacity to produce approximately 66 million pairs annually.

    Outsourcing of Product. To provide longer term flexibility for sources of manufactured hosiery, we purchase a portion of our manufactured hosiery requirements from two different hosiery manufacturers in Mexico and Italy. To date, we have been able to obtain hosiery that is the same quality as our own product at a price approximately equal to our cost of manufacturing in the United States. Currently, we outsource approximately 20% of our manufactured hosiery requirements and, because our manufacturing facilities are operating at full capacity, we expect to increase our reliance on outsourced products in the future.

Facilities

    We own or lease facilities at eight locations. The following table represents the location of each, its size, whether the facility is owned or leased and the principal function of each.

                                Size in   Owned/
   Location                   Square Feet Leased           Function
   --------                   ----------- ------           --------
   Bensalem, Pennsylvania....    60,000   Leased Headquarters; Administration;
                                                 Marketing; Data Processing;
                                                 Customer Service
   Newland, North Carolina...   138,000    Owned Knitting; Sewing
   Lancaster, South             142,000    Owned
    Carolina.................                    Dyeing; Packaging
   Heath Springs, South         143,000    Owned
    Carolina.................                    Fulfillment Operations
   Liverpool, United             15,000   Leased
    Kingdom..................                    Office
   Ettlingen, Germany........     3,000   Leased Office
   Markham, Canada...........     6,000   Leased Office
   Tokyo, Japan..............     3,000   Leased Office

    The owned facilities are subject to mortgages and security interests granted to secure payment of our indebtedness.

Data Processing and Management Information Systems


    We have computer and data processing capabilities which we believe are adequate for our current and planned level of operations. We have a full back-up and disaster recovery program for our data processing system. With this program, we can resume operations at an outside facility within twelve hours if needed.

    We provide data processing services, including proprietary software programs, to our marketing operations that manage the flow of all hosiery products from solicitation to customer fulfillment. These services include direct mail solicitations, customer list management and customer service operations, including order input, billing, collection, printing and tracking of customers ordering history. Through our database capabilities, we are also able to store and manage a proprietary database of customer purchasing habits gathered from our hosiery sales history in addition to customer gift redemptions and women's wear merchandise catalogs. This database of customer purchasing habits covers current and past hosiery shipments, customers' credit statistics, buying patterns and purchasing records.

    Our data processing center in Bensalem, Pennsylvania supports all U.S. and international operations. Each international operation is connected to the Bensalem location by dedicated communication lines. Customer transactions are keypunched at each local location and transmitted to Bensalem where customer records and accounts are maintained and updated. Data concerning shipment and billing invoices are then transmitted from Bensalem to each location, where shipment invoices, customer correspondence or billing invoices are printed and dispatched. As a result of this structure, we are able to avoid the cost of maintaining and operating data processing systems in each country in which we operate.

Government Regulation

    Our direct mail operations are currently subject to regulation by the United States Postal Service, the Federal Trade Commission and various state, local and foreign consumer protection and other regulatory authorities. In general, these regulations govern the following aspects of our direct mail operations:

  .  the manner in which orders may be solicited;

  .  the form and content of promotional materials;

  .  the information which must be provided to prospective customers; and

  . the manner in which customers may be billed and the way outstanding bills are collected.

    From time to time, we have received inquiries from the FTC, various state regulatory authorities, self-regulatory agencies and trade associations concerning aspects of our promotional materials, including whether the terms of our promotional offers are sufficiently disclosed in these materials.

    As a result of a lawsuit brought by the FTC, the Federal District Court for the Eastern District of Pennsylvania issued a consent injunction in 1984, which specifies rules we must follow in conducting our mail order business. The consent injunction permanently enjoins us from violating various FTC and Postal Service laws and regulations. As a result of these inquiries, in 1984 we adopted revised promotional materials. We believe but cannot assure you that these modifications and our current and future promotional materials will meet the concerns expressed by the FTC or be deemed to be in compliance with the consent injunction.

    In 1997, we reached an agreement with an 11-state group that imposes specific disclosure requirements on our promotional materials and specifies rules we must follow in our promotional materials and in conducting our mail order business. The modifications we made to our solicitation materials had a material adverse effect on our U.S. response rates in 1997 and 1998. We do not believe that these modifications will have a further significant negative impact on our response rates in the future, although we cannot guarantee that this will be the case. In addition, while we believe the modifications to our promotional materials meet the concerns expressed by the 11-state group and comply with the terms of that agreement, we cannot assure you that these modifications will be deemed to be in compliance with the 11-state agreement.

    Under the terms of the 11-state agreement, we paid $0.3 million in administrative expenses and fees during 1997. The agreement also required that we pay refunds to customers under certain circumstances for a six-month period. These refunds were not material to our business, financial condition or results of operations.

    Beginning in early 1999, we introduced a new promotional offer in North America whereby the customer has the opportunity to receive one free pair of hosiery when she responds to our initial solicitation. Under this offer, if the customer does not elect to cancel future shipments, she automatically becomes a participant in our continuity program. While we believe that this new promotional offer complies with the terms of our agreement with the 11-state group, we cannot assure you of this. Accordingly, there may be some additional modifications that we may need to make to our promotional materials to fully satisfy the terms of the agreement.

    In 1997 and 1998, we received inquiries from the Direct Marketing Association and the National Advertising Division of the Better Business Bureau concerning whether the terms of our promotional offers are sufficiently disclosed in our promotional materials. These inquiries were resolved without any further modifications to our promotional materials.

    We have recently received formal inquiries from two states which were not part of the 11-state group. We are in discussions with these states and are seeking to resolve or settle these inquiries. We do not believe that the amount of any settlement of either inquiry would be material. While we believe that we will be able to resolve these inquiries and other future inquiries, we cannot assure you in this regard, nor can we assure you that these or other regulators or trade associations will not require or seek to impose additional changes to our promotional materials. In addition, we cannot assure you that these additional changes, if any, will not be significant or will not have a material adverse effect on our business, financial condition or results of operations.

    The direct mail marketing industry is subject to ongoing and changing federal, state, local and foreign consumer protection, mail order and other laws and regulations. Accordingly, it is possible that new or additional laws or regulations could be passed at any time.

Employees

    As of March 27, 1999, we had 1,108 employees, 193 of whom were located at our headquarters and operations center in Bensalem, Pennsylvania, 320 of whom were located at our manufacturing facility in Newland, North Carolina, 250 of whom were located at our manufacturing and packaging facility in Lancaster, South Carolina, and 300 of whom were located at our sewing and fulfillment operations facility in Heath Springs, South Carolina. Additionally, 45 employees are currently employed in Canada and Europe. Of the total number of employees, 136 are salaried. The remaining 972 are non-salaried employees, the majority of whom are paid an hourly wage plus incentive compensation based on productivity measures. Our hourly workforce is not affiliated with any unions. We have not experienced any work stoppages and believe our relations with our employees are good.

Competition and Industry

    We currently operate primarily in the women's sheer hosiery market, targeting adult females as customers. U.S. retail sales of sheer and opaque hosiery declined approximately 5.1% annually from 1994 to 1998, and are expected to continue to decline. We believe that the overall women's hosiery market is declining as a result of the high cost of women's hosiery products and changes in women's fashions. Despite this overall market decline, we have been able to increase our sales to $198.7 million in 1998 from $162.8 million in 1996.

    The women's hosiery business is highly competitive. Competition in the women's hosiery market is generally based on price, quality and customer service. Our principal competitors in North America include Sara Lee Hosiery, a division of Sara Lee Corporation, Kayser-Roth, a subsidiary of Golden Lady SpA and Americal, a privately held U.S. concern. Sara Lee Hosiery and Kayser-Roth account for more than 70% of the women's hosiery market. An estimated 60 other smaller U.S. manufacturers produce women's hosiery primarily under private labels. Sara Lee Hosiery and Golden Lady SpA are also significant competitors in the United Kingdom, France and Germany.

    Although we focus exclusively on marketing our hosiery products through our direct marketing continuity program, we compete with manufacturers and distributors of women's hosiery that primarily sell their products in retail stores. Several competitors have sold their hosiery products by mail order for many years. In addition, we compete with other direct marketing companies. These competitors include businesses that engage in direct mail, catalog sales, telemarketing, digital marketing through the Internet and other methods of sale that compete for the attention and spending dollars of consumers.

 Legal Proceedings

    We are involved in, or have been involved in, litigation arising in the normal course of our business. We cannot predict the timing or outcome of these claims and proceedings. Currently, we are not involved in any litigation which is expected to have a material effect on our business, financial position or results of operations.

                                   MANAGEMENT

Directors and Executive Officers

    Our executive officers and directors, as well as additional information with respect to those persons, are presented in the table below.

Name                        Age Position
----                        --- --------
John F. Biagini............  55 Chairman and Chief Executive Officer
Philip G. Whalen...........  53 President and Chief Operating Officer
Martin J. Pearson..........  52 President, International Operations
Hans L. Lengers............  54 President, U.S. Textile Corporation and Director
Arthur C. Hughes...........  58 Vice President and Chief Financial Officer
Frank K. Bynum, Jr.........  36 Director
Michael B. Goldberg........  52 Director

    Directors are elected by a plurality of the votes cast at annual meetings of stockholders, except in the case of vacancies on the board of directors. All directors serve for the term for which they are elected or until their successors are duly elected and qualified or until death, retirement, resignation, or removal. All executive officers hold office at the pleasure of the board of directors.

    Our non-officer directors, other than those directors who are affiliated with Kelso, are paid an annual retainer of $20,000. In addition, all out-of-pocket expenses of non-officer directors, including those directors who are affiliated with Kelso, related to meetings attended are reimbursed. Non-officer directors, including those directors affiliated with Kelso, will receive no additional compensation for their services as directors except as described above. Officers who serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers.

    There are no family relationships among our directors and executive officers. For information regarding our stock ownership, see "Security Ownership of Management and Beneficial Owners of More Than 5% of Our Common Stock".

    The business experience for at least the last five years of each of the directors and executive officers is as follows:

    Mr. Biagini has been our Chairman and Chief Executive Officer since consummation of our 1994 recapitalization. Mr. Biagini served as President from June 1992 through October 1994 and as President, Chairman and Chief Executive Officer from October 1994 through March 1998.

    Mr. Whalen has been our President and Chief Operating Officer since April 1998. From 1985 to March 1998, he served as President of Enchantress Hosiery of Canada which, in June 1998, became a wholly-owned subsidiary of Hosiery Corp.

    Mr. Pearson has been President, International Operations, since January 1999. From July 1998 to December 1998, he was Senior Vice President, Corporate Planning. From July 1993 to December 1995, Mr. Pearson was President, Pacific and from January 1996 to July 1997 President, Europe at Readers Digest Inc.

    Mr. Hughes has been our Vice President and Chief Financial Officer since August 1995. Mr. Hughes served as our Vice President and Controller from 1990 to August 1995.

    Mr. Bynum has been a Director since the consummation of our 1994 recapitalization. Mr. Bynum has held various positions of increasing responsibility with Kelso & Company since 1987, and currently serves as one of its Managing Directors. Mr. Bynum also serves as a director of Cygnus Publishing, Inc., iXL Enterprises, Inc., MJD Communications, Inc. and 21st Century Newspapers, Inc.

    Mr. Goldberg has been a Director of since consummation of our 1994 recapitalization. Mr. Goldberg has been a Managing Director of Kelso since October 1991. Mr. Goldberg served as a Managing Director and jointly managed the merger and acquisitions department at The First Boston Corporation from 1989 to May 1991. Mr. Goldberg was a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1980 to 1989. Mr. Goldberg is a director of Consolidated Vision Group, Inc., Endo Pharmaceuticals, Inc. and Netspeak Corporation. Mr. Goldberg is also a director of the Phoenix House Foundation and the Woodrow Wilson Council.

    We intend to appoint at least two additional independent directors. These persons have not yet been identified.

Committees of the Board of Directors

    We have a Compensation Committee, which currently consists of three directors: John Biagini, Frank Bynum and Michael Goldberg. Messrs. Bynum and Goldberg are neither officers nor employees of Hosiery Corp. or any of our subsidiaries.

    The Compensation Committee is authorized and directed to review and approve the compensation and benefits of the executive officers, to review and approve the annual salary plans, to review management organization and development, to review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees, to administer any stock option plans which may be adopted and the granting of options under such plans, and to review and recommend for the approval of the board of directors the compensation of directors.

    Prior to the completion of the offering, the board of directors will have established an Executive Committee and an Audit Committee.

    The Executive Committee will have all powers and rights necessary to exercise the full authority of the board of directors in the management of our business and affairs when necessary in between meetings of the board of directors. The members of the Executive Committee have not yet been determined.

    The Audit Committee will be primarily concerned with the effectiveness of our accounting policies and practices, financial reporting and internal controls. The Audit Committee will be authorized to:

  . make recommendations to the board of directors regarding the engagement of our independent accountants;

  . review the plan, scope and results of the annual audit, the independent accountants' letter of comments and management's response thereto, and the scope of any non-audit services which may be performed by the independent accountants;

  . manage our policies and procedures with respect to internal accounting and financial controls; and

  . review any changes in accounting policy. The members of the Audit Committee have not yet been determined.

Compensation Committee Interlocks and Insider Participations in Compensation Decisions

    Mr. Biagini was our Chairman, President and Chief Executive Officer during the last fiscal year. Messrs. Goldberg and Bynum are Managing Directors of Kelso. Messrs. Goldberg and Bynum are both limited partners of the general partner of Kelso Investment Associates V, L.P. and general partners of Kelso Equity Partners V, L.P. See "Certain Relationships and Related Transactions" for a discussion of certain relationships between Kelso and us.

Executive Compensation

    The following table sets forth the total compensation earned by our Chief Executive Officer and our four most highly compensated executive officers for the fiscal year ended December 31, 1998, as well as the total compensation earned by the individuals for the two previous fiscal years.

                           Summary Compensation Table

                                                    Long-Term
                              Annual Compensation  Compensation
                              ---------------------------------
                                                    Securities      All         Other
                                                    Underlying     Other        Annual
          Name           Year  Salary   Bonus (b)  Options (c)  Compensation Compensation
          ----           ---- --------- ----------------------- ------------ ------------
John F. Biagini......... 1998 $ 367,474 $ 350,000        --        $7,038(a)         --
 Chairman of the Board & 1997   372,745   500,000        --         7,119(a)         --
 Chief Executive Officer 1996   352,794   400,000     94,676        7,164(a)         --

Hans L. Lengers......... 1998   431,919       --         --         7,038(a)         --
 President, U.S. Textile 1997   423,754       --         --         2,230(a)         --
 Corporation             1996   419,439       --      47,339        1,789(a)         --

Robert M. Henry......... 1998   288,939    35,000        --         7,038(a)  $1,334,447(d)
 Senior Vice President,  1997   261,146    53,700        --           --             --
 Systems and Operations  1996   253,869    16,500     17,344          --             --

Arthur C. Hughes........ 1998   233,451    40,000        --         7,038(a)         --
 Vice President and      1997   220,615    50,000        --         7,119(a)         --
 Chief Financial Officer 1996   159,587    50,000     21,322        7,164(a)         --

William J. Kelly........ 1998   231,043    24,000        --         7,038(a)         --
 Director of
  International          1997   232,551    40,000        --         7,119(a)         --
 Operations              1996   222,842    30,000     17,344        7,164(a)         --

Philip G. Whalen........ 1998   187,896       --         --           --             --
 President and Chief
 Operating Officer

--------
(a) Amounts represent contributions to our 401(k) Plan, which is a defined contribution plan.
(b) Represents bonus amounts awarded as cash and/or restricted stock.
(c) Represents options granted to certain officers under our 1996 stock option plan.
(d) Includes $1,334,447 of stock option compensation relating to 17,344 options awarded in 1996. Mr. Henry resigned July 15, 1998 and was granted the right to exercise his options at an option price of $30.00 per share and, simultaneously, we reacquired these shares at a fair value of $107.00 per share. Salary includes severance paid since that date.

                         Fiscal Year-end Option Values

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                    Options at           In-the-Money Options
                               December 31, 1998 (#)   at December 31, 1998 ($)
                             ------------------------- -------------------------
Name                         Exercisable/Unexercisable Exercisable/Unexercisable
----                         ------------------------- -------------------------
John F. Biagini.............         0/94,677                 0/6,672,314
Hans L. Lengers.............         0/47,339                 0/3,336,195
Arthur C. Hughes............         0/21,322                 0/1,334,447
William J. Kelly............         0/17,344                 0/1,334,447

Management Stock Purchase and Restricted Stock Award Agreements

    Prior to the closing of our 1994 recapitalization, we entered into Management Stock Purchase and Restricted Stock Award Agreements with Mr. Biagini and Mr. Lengers, under which Mr. Biagini was granted 18,841 restricted shares of common stock and 68,120 restricted shares of payment-in-kind preferred stock, and Mr. Lengers was granted 9,421 restricted shares of common stock and 34,060 restricted shares of payment-in-kind preferred stock. The shares of common stock and payment-in-kind preferred stock granted to Mr. Biagini and Mr. Lengers were valued at approximately $1,000,000 and $500,000, respectively, at the time of our 1994 recapitalization. In our 1994 recapitalization, the common stock was sold at $16.92 per share and the payment-in-kind preferred stock at $10.00 per share to an investor group. Compensation with respect to the grant of shares is being recognized ratably over the six-year period ending October 16, 2000. Additionally, in 1995 management was offered limited opportunities to purchase stock at the same price as Messrs. Biagini and Lengers, which resulted in net proceeds of $190,000.

    There is currently no public market for our common stock. The value utilized for the In-the-Money Options as of December 31, 1998 was based on a valuation completed by an independent appraiser and reviewed by management for reasonableness.

1999 Stock Option Plan

    In contemplation of the offering, on    , 1999 the board of directors and
our stockholders approved and adopted a new stock option plan. You should read the following summary of the 1999 Stock Option Plan together with the complete text of the 1999 Stock Option Plan that is included as an exhibit to the registration statement containing this prospectus.

    The purpose of the 1999 Stock Option Plan is to promote our long term financial interests and growth by:

  .   attracting and retaining executive personnel;

  .   motivating executive personnel by means of growth-related incentives;

  . providing incentive compensation opportunities that are competitive with those of other major corporations; and

  . furthering aligning the interests of participants in the 1999 Stock Option Plan with those of our stockholders.

    Awards made under the 1999 Stock Option Plan are intended to comply with the requirements of Rule 16b-3 under the Securities Exchange Act of 1934. In addition, the plan is intended to provide performance-based compensation so as to be eligible for compliance with Section 162(m) of the Internal Revenue Code of 1986. Section 162(m) generally limits the deduction by an employer for compensation of specific covered officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, may be disregarded for purposes of this deduction limit if specific requirements are met. Among the requirements for compensation to qualify for this exception is that the material terms under which the compensation is to be paid be disclosed to and approved by the stockholders in a separate vote prior to the payment. Accordingly, if the 1999 Stock Option Plan is approved by our stockholders and the other conditions of Section 162(m) relating to performance-based compensation are satisfied, compensation paid to covered employees under the 1999 Stock Option Plan will not fail to be deductible under
Section 162(m).

 General

    The 1999 Stock Option Plan provides for the granting of awards to our key employees and affiliates as the Compensation Committee of the board of directors appointed to administer the 1999 Stock Option Plan may select from time to time.

    An aggregate of     shares of our common stock are reserved for issuance
under the 1999 Stock Option Plan. The number of shares reserved for issuance may be adjusted from time to time as described below. These shares may be authorized but unissued common stock or authorized and issued common stock held in our treasury or a combination of the above. Generally, shares subject to an award that remain unissued upon expiration or cancellation of the award will be available for other awards under the 1999 Stock Option Plan. The total number of shares of common stock subject to awards (including awards paid in cash but denominated as shares of common stock) granted to any participant in the 1999
Stock Option Plan during any calendar year may not exceed    . In the event
that the Compensation Committee determines that any recapitalization, reorganization, spinoff, stock split, combination or other increase or reduction in the number of issued shares of common stock affects participants' common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants in the 1999 Stock Option Plan, then the Compensation Committee may make equitable changes or adjustments as it deems necessary to the number and kind of shares of common stock which may thereafter be issued in connection with awards, the limit on individual awards, the number and kind of shares of common stock subject to each outstanding award, and the exercise price of each award.

    Awards under the 1999 Stock Option Plan may be made in the form of (1) incentive stock options; (2) non-qualified stock options (incentive and non-qualified stock options are collectively referred to as "options"); (3) stock appreciation rights; (4) restricted stock; and (5) other awards.

 Administration

    The 1999 Stock Option Plan will be administered by the Compensation Committee. The Compensation Committee will, at all times, consist of two or more persons, each of whom is an "outside director" within the meaning of
Section 162(m) and a "non-employee director" within the meaning of Rule 16b-3. The Compensation Committee is authorized, among other things, to interpret and implement the provisions of the 1999 Stock Option Plan, to select the persons to whom awards will be granted, to determine the terms and conditions of such awards and to make all other determinations deemed necessary or advisable for the administration of the 1999 Stock Option Plan.

 Awards under the 1999 Stock Option Plan

  Stock Options. Options granted under the 1999 Stock Option Plan will be exercisable at such time or times as the Compensation Committee determines. The purchase price per share payable upon the exercise of an option will be established by the Compensation Committee. In the case of an incentive stock option, the option exercise price may be no less than the fair market value of a share of common stock on the date of grant and in the case of a non-qualified stock option the option exercise price may be no less than the par value of a share of common stock. The option exercise price is payable by any one of the following methods or a combination of the following, to the extent permitted by the Compensation Committee: (1) cash; (2) check, bank draft or money order; (3) by surrender of shares of common stock having a fair market value on the date of the exercise equal to the option exercise price; or (4) by any other consideration.

  Stock Appreciation Rights. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any option granted under the 1999 Stock Option Plan. A stock appreciation right granted independently of any option will be subject to the same vesting rules as described above for options. A stock appreciation right granted in tandem with any stock option will be exercisable only when and to the extent the option to which it relates is exercisable. The grantee of a stock appreciation right has the right to surrender the stock appreciation right and receive from us, in cash, an amount equal to the excess of the fair market value of a share of common stock over the exercise price of the stock appreciation right for each share of common stock in respect of which such stock appreciation right is being exercised.

  Restricted Stock. The Compensation Committee may grant restricted shares of common stock to specified persons, in such amounts, and subject to such terms and conditions (including the attainment of performance goals) as the Compensation Committee may determine in its discretion. Except for restrictions on transfer and such other restrictions as the Compensation Committee may impose, participants will have all the rights of a stockholder with respect to the restricted stock. Unless the Compensation Committee determines otherwise, termination of employment during the restricted period will result in the forfeiture by the participant of all shares still subject to restrictions.

  Other Awards. Other cash awards and awards valued in whole or in part by reference to, or otherwise based on, common stock may be granted either alone or in addition to other awards under the 1999 Stock Option Plan. Subject to the provisions of the 1999 Stock Option Plan, the Compensation Committee will have the sole and complete authority to determine the persons to whom and the time or times at which such other awards will be granted, the number of shares of common stock to be granted pursuant to such other awards and all other conditions of such other awards. Participants may elect to defer all or a portion of such other awards in accordance with procedures established by the Compensation Committee. The Compensation Committee may, in its discretion, make awards with terms and conditions different from those specified in the 1999 Stock Option Plan to participants who are employed outside of the United States or who are foreign nationals.

 Other Features of the 1999 Stock Option Plan

    In the event of a "change in control", as this term is defined in the 1999 Stock Option Plan, the board of directors shall have the discretion to determine the treatment of all outstanding awards under the 1999 Stock Option Plan.

    The board of directors or the Compensation Committee may suspend, revise, terminate or amend the 1999 Stock Option Plan at any time. Any of these actions may, without the consent of a participant, reduce the participant's rights under any outstanding award.

 New 1999 Stock Option Plan Benefits

    Awards under the 1999 Stock Option Plan will be granted from time to time at the sole discretion of the Compensation Committee. As a result, it is not possible at this time to determine the awards that will be made during 1999.

 Certain Federal Income Tax Consequences.

    The following discussion is a brief summary of the principal United States Federal income tax consequences under current Federal income tax laws relating to awards under the 1999 Stock Option Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

    Non-Qualified Stock Options. An optionee will not recognize any taxable income upon the grant of a non-qualified stock option. We will not be entitled to a tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of the common stock on the exercise date over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. We will generally be entitled to a tax deduction at such time in the amount of such compensation income. The optionee's tax basis for the common stock received through the exercise of a non-qualified stock option will equal the sum of the compensation income recognized and the exercise price.

    In the event of a sale of common stock received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss.

    Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option and we will not be entitled to a tax deduction with respect to such grant or exercise. Exercise of an incentive stock option may, however, give rise to taxable compensation income subject to applicable withholding taxes, and a tax deduction to us, if the incentive stock option is not exercised on a timely basis (generally, while the optionee is employed by us or within 90 days after termination of employment) or if the optionee subsequently engages in a "disqualifying disposition," as described below.

    A sale or exchange by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the incentive stock option will result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the incentive stock option or within one year from the date of transfer of the incentive stock option shares to the optionee, such sale or exchange will generally constitute a "disqualifying disposition" of such shares that will have the following results: any excess of (1) the lesser of (a) the fair market value of the shares at the time of exercise of the incentive stock option and (b) the amount realized on such disqualifying disposition of the shares over (2) the option exercise price of such shares, will be ordinary income to the optionee, subject to applicable withholding taxes, and we will be entitled to a tax deduction in the amount of such income. Any further gain or loss after the date of exercise generally will qualify as capital gain or loss and will not result in any deduction by us.

    Restricted Stock. A grantee will not recognize any income upon the receipt of restricted stock unless the holder elects under Section 83(b) of the Internal Revenue Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the holder will not be allowed a deduction for amounts subsequently required to be returned to us. If the election is not made, the holder will generally recognize ordinary income, on the date that the restrictions to which the restricted stock are subject are removed, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time the holder recognizes ordinary income, we generally will be entitled to a deduction in the same amount.

    Generally, upon a sale or other disposition of restricted stock with respect to which the holder has recognized ordinary income (i.e., a Section 83(b) election was previously made or the restrictions were previously removed), the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the holder's basis in such shares.

 Other Types of Awards. The grant of a stock appreciation right will not result in income for the grantee or in a tax deduction for us. Upon the settlement of such a right or award, the grantee will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

1996 Stock Option Plan

    As part of a series of transactions in contemplation of a potential initial public offering, on June 28, 1996, the board of directors approved and adopted a stock option plan, providing for the grant to employees of Hosiery Corp. of options to purchase up to 215,369 shares of common stock. We will amend our 1996 Stock Option Plan prior to the consummation of the offering to provide for the grant of options to purchase up to 106,000 additional shares of common stock.

    On June 28, 1996, the board of directors granted options to purchase an aggregate of 199,458 shares of common stock to Messrs. Biagini (86,722 shares), Lengers (43,361 shares), Kelly (17,344 shares), Edwards (17,344 shares), Hughes (17,344 shares) and Henry (17,344 shares). The exercise price with respect to the 199,458 shares is $30.00 per share. These options vested on the date of their grant and are exercisable at the earlier of ten years from date of grant or upon an initial public offering of the common stock or certain change of control events. The difference between the fair market value of the common stock, which for financial reporting purposes was based on the estimated fair value at the date of grant, and the exercise price of such options, has been recorded as compensation expense in our financial statements for 1996.

    In addition, on June 28, 1996, the board of directors also granted options to purchase an aggregate of 15,911 shares of common stock to Messrs. Biagini (7,955 shares), Lengers (3,978 shares) and Hughes (3,978 shares). The exercise price with respect to the 15,911 shares will be the initial public offering price per share appearing on the cover page of this prospectus. These options vested on the date of such grant and are only exercisable upon an initial public offering of the common stock.

    Prior to completion of the offering, the board of directors will have granted options to purchase an aggregate of 106,000 shares of common stock to Messrs. Whalen (53,000 shares) and Pearson (53,000 shares) under the 1996 Stock Option Plan. The exercise price for Mr. Whalen's shares and 26,500 of Mr. Pearson's shares is $130.75 per share. These options will have vested on the date of their grant and will be exercisable upon completion of the offering of the common stock. In addition, the remainder of Mr. Pearson's options will vest and become exercisable upon completion of the offering and will have an exercise price equal to the initial public offering price per share of the common stock.

    Upon completion of the offering, the vesting and exercisability criteria with respect to all of the outstanding options will have been satisfied. Accordingly, upon completion of the offering, there will be outstanding options to purchase an aggregate of 304,025 shares of common stock, all of which will be vested and exercisable.

Employment Agreements

    In March 1998, we entered into an executive employment agreement with Mr. Philip G. Whalen. The agreement provides for an initial base salary of $250,000. In addition, Mr. Whalen is entitled to receive a bonus the amount of which is based on achieving objectives defined by the Chairman of the Board and our performance against annual corporate targets. In January 1999, Mr. Whalen received a bonus of $75,000 in respect of services rendered in 1998. Mr. Whalen is also entitled to participate in all standard employee benefits, to use a company automobile, and to participate in our option plans on terms and conditions enjoyed by other executive officers. We or Mr. Whalen may terminate the agreement at any time. However, if we terminate Mr. Whalen's employment without cause, as defined in the agreement, Mr. Whalen is entitled to receive a maximum severance payment in an amount equal to his then current annual base salary for one year subsequent to the date of his termination.

    In July 1998, we entered into an executive employment agreement with Mr. Martin J. Pearson. The agreement provides for an initial base salary of $200,000. In addition, Mr. Pearson is entitled to receive a bonus the amount of which is based on achieving objectives defined by the Chairman of the Board and our performance against annual corporate targets. Mr. Pearson is also entitled to participate in all standard employee benefits, to use a company automobile, and to participate in our option plans on terms and conditions enjoyed by other executive officers. We or Mr. Pearson may terminate the agreement at any time. However, if we terminate Mr. Pearson's employment without cause, as defined in the agreement, Mr. Pearson is entitled to receive a maximum severance payment equal to his then current annual base salary for six months subsequent to the date of his termination.

    In August 1980, Mr. Hans L. Lengers entered into an employment agreement with our manufacturing subsidiary, U.S. Textile Corporation, under which he is employed as President and Chief Executive Officer of U.S. Textile to manage and operate its business and affairs for his lifetime. This agreement was amended on September 12, 1994. Mr. Lengers is not entitled to receive compensation upon the voluntary termination of his employment with U.S. Textile. In addition, we may abrogate the terms and conditions of the employment agreement for good cause as defined by the law of North Carolina. The employment agreement terminates upon Mr. Lengers' death, adjudicated incompetency, bankruptcy or physical or mental inability to perform his duties thereunder. The agreement provides for a base salary of $5,000 per month and additional compensation in the amount that 25.0% of the U.S. Textile net profits exceeds such base compensation. However, in no event may Mr. Lengers' annual compensation exceed $250,000, adjusted each year for cost of living increases. The Consumer Price Index for Urban Wage Earners and Clerical Workers is used as the index to compute cost of living increases. The ceiling for Mr. Lengers salary in 1998 was $439,000. In addition, Mr. Lengers has agreed during the time of his employment not to devote any of his time and efforts to the affairs of any other business in direct competition with U.S. Textile.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
             BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK

    The following table provides information with respect to the beneficial ownership of shares of common stock of all stockholders who are known to beneficially own more than 5% of our common stock, our directors, our executive officers named in the summary compensation table and of all our directors and executive officers as a group, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 as of the date of this prospectus and after giving effect to the offering, the related transactions and the application of the net proceeds from the offering as described under "Use of Proceeds". Upon completion of the offering, all of the outstanding Class A common stock will be converted into common stock on a one for one basis. Accordingly, the common stock referred to in the following table includes voting common stock and non-voting Class A common stock.

                                                          Percentage of Shares
                                         ---------------- --------------------
Name and Address                         Number of Shares Before the After the
of Beneficial Owner                      of Common Stock   Offering  Offering
-------------------                      ---------------- ---------- ---------
Kelso Investment Associates V,
 L.P.(a)(b).............................     995,932        70.77%
Kelso Equity Partners V, L.P.(a)(b).....     995,932        70.77%
Joseph S. Schuchert(b)..................          (d)          (d)
Frank T. Nickell(b)(c)..................          (d)          (d)
Thomas R. Wall, IV(b)(c)................          (d)          (d)
George E. Matelich(b)...................          (d)          (d)
Michael B. Goldberg(b)(c)(e)............          (d)          (d)
David I. Wahrhaftig(b)..................          (d)          (d)
Frank K. Bynum, Jr.(b)(c)(e)............          (d)          (d)
Philip E. Berney(b).....................          (d)          (d)
Joseph A. Murphy(f)(g)..................     292,600        20.79%
John F. Biagini(f)(h)(i)................     118,358         7.88%
Hans L. Lengers(f)(h)(i)................      59,180         4.07%
William J. Kelly(f)(h)..................      17,532         1.23%
Arthur C. Hughes(f)(h)..................      21,793         1.53%
Philip G. Whalen(f)(h)..................      53,000         3.63%
All directors and executive officers as
 a group(g)(h)(i).......................     322,863        19.06%

--------
(a) As part of our 1994 recapitalization, Kelso Investment Associates V, L.P. ("KIAV") and Kelso Equity Partners V, L.P. ("KEPV") acquired respectively 960,634 and 40,026 shares of common stock, representing 68.6% and 0.9%, respectively, of the shares of common stock outstanding. Subsequent to our 1994 recapitalization, KEPV transferred 4,728 shares of common stock to certain family trusts of Messrs. Wall and Goldberg for which Mr. Nickell serves as trustee. KIAV and KEPV, due to their common control, could be deemed to beneficially own each of the other's shares, but disclaim such beneficial ownership.
(b) The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
(c) Excludes 4,728 shares of common stock owned by certain family trusts of Messrs. Wall and Goldberg, which may be deemed to be beneficially owned by each of Messrs. Wall and Goldberg, but each disclaims such beneficial ownership. Mr. Nickell serves as trustee for these family trusts of Messrs. Wall and Goldberg, and as such these shares may be deemed to be beneficially owned by Mr. Nickell, but Mr. Nickell disclaims such beneficial ownership.
(d) Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of shares of common stock owned of record by KIAV and KEPV, by virtue of their status as general partners of the general partner of KIAV and general partners of KEPV. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to securities owned by the KIAV and KEPV. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney disclaim beneficial ownership of shares of common stock owned of record by KIAV and KEPV.
(e) Mr. Goldberg and Mr. Bynum are directors of Hosiery Corp.
(f) The business address of these persons is Hosiery Corporation of America, Inc., 3369 Progress Drive, Bensalem, Pennsylvania 19020.
(g) The underwriters have an option to purchase      shares of common stock
    from Hosiery Corp. or Mr. Murphy solely to cover over-allotments in the offering. The amounts reflected in the above table assume that this option is not exercised.
(h) Includes stock options held by these persons in the following amounts:

        John F. Biagini.................................................. 94,677
        Hans L. Lengers.................................................. 47,339
        William J. Kelly................................................. 17,344
        Arthur C. Hughes................................................. 21,322
        Philip G. Whalen................................................. 53,000

    All of these options are either currently exercisable or become exercisable upon completion of this offering.
(i) The amounts of common stock beneficially owned by Messrs. Biagini and Lengers as reflected in the above table include grants made prior to the consummation of our 1994 recapitalization of an aggregate of 28,262 shares of common stock, in each case subject to certain restrictions.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The 1994 Recapitalization and Related Transactions

    Recapitalization Agreement. On October 17, 1994, we effected a recapitalization, pursuant to which an investor group consisting of affiliates of Kelso, certain designees of Kelso not affiliated with Kelso and John F. Biagini and Hans Lengers acquired a controlling equity interest in Hosiery Corp. Under the recapitalization agreement, we repurchased from Joseph A. Murphy, for approximately $191.2 million, all of our then outstanding shares of preferred stock and a substantial portion of our then outstanding shares of common stock. The investor group that effected our 1994 recapitalization currently owns approximately 74% of our common equity, while Murphy retains approximately 21% of our common equity. As of March 27, 1999, we had a stockholders' deficit of approximately $58.8 million, resulting in large part from the transactions related to our 1994 recapitalization.

    We obtained the funds necessary to effect our 1994 recapitalization and repay a limited amount of our then existing indebtedness, from:

  . borrowings of approximately $80.0 million under our existing credit agreement;

  . gross proceeds of approximately $69.1 million from the issuance and sale of units consisting of $70.0 million aggregate principal amount of 13 3/4% senior subordinated notes due 2002 and an aggregate of 70,000 shares of Class A common stock;

  . gross proceeds of approximately $36.5 million from the sale to the investor group of shares of a new class of payment-in-kind preferred stock for cash;

  . gross proceeds of approximately $17.1 million from the sale to the investor group of shares of common stock for cash; and

  .  working capital of approximately $2.0 million.

    In connection with our 1994 recapitalization, we paid Kelso a fee of approximately $2.6 million for financial advisory services and agreed to pay Kelso an annual fee of $262,500 for financial advisory services and reimburse Kelso for out-of-pocket expenses incurred. Prior to completing the offering, we expect to terminate this agreement with Kelso by making of a one-time payment to Kelso. While we have not determined the amount of the final payment, we estimate it to be approximately $3.2 million. However, the arrangements for indemnification and reimbursement of specific expenses may survive the termination of the arrangement. We have also agreed to indemnify Kelso against specific claims, losses, damages, liabilities and expenses which may arise in connection with rendering these financial advisory services.

    Indemnification Arrangements. The recapitalization agreement provides that Murphy, on the one hand, and Hosiery Corp., on the other, will, with some limitations, indemnify each other and certain of their related parties against and in respect of any damages, losses, deficiencies, liabilities, costs and expenses, incurred, among other things, as a result of any misrepresentations or breaches of warranties contained in the recapitalization agreement including with respect to ownership of stock, capitalization, financial statements, absence of defaults under agreements and violations of law and similar matters. In addition, the recapitalization agreement provides for similar indemnification by Murphy with respect to certain other matters, including, among other things, claims by third parties resulting from or arising out of certain activities in connection with Murphy's sale process for Hosiery Corp. The indemnification provisions of the recapitalization agreement are subject to baskets and deductibles and, in general, an aggregate limit of $15.0 million. Murphy and Hosiery Corp. also entered into an escrow agreement under which, among other things, $10.0 million of the aggregate purchase price paid by Hosiery Corp. to Murphy in connection with our 1994 recapitalization was held in escrow, subject to reduction, to provide a source of payment to satisfy Murphy's indemnification obligations under the recapitalization agreement. As of March 31, 1999, $6.7 million was held in escrow, to be released to Murphy on October 17, 1999 (the fifth anniversary of our 1994 recapitalization), subject to the amount of any pending claims. In addition, Murphy has pledged to Hosiery Corp. the shares of common stock which Murphy continues to own following the consummation of our 1994 recapitalization.

Stockholders Agreement

    The Kelso affiliates, Murphy and senior members of management entered into a stockholders agreement in connection with our 1994 recapitalization. Most provisions of the stockholders agreement will terminate when we complete the offering. The Kelso affiliates will continue to be able to require us to use our best efforts to register the sale of their shares under the Securities Act. If we conduct a registered public offering of our equity securities, we will also be required to permit the Kelso affiliates, Murphy and any person who currently owns Class A common stock to participate in that offering. These rights are subject to limitations.

                        DESCRIPTION OF OUR CAPITAL STOCK

    The following description of our capital stock is not complete and is subject in all respects to applicable Delaware law and to the provisions of our Restated Certificate of Incorporation and our By-Laws which are included as exhibits to the registration statement containing this prospectus.

    Our authorized capital stock consists of:

  .  3,000,000 shares of common stock, par value $.01 per share;

  .  500,000 shares of Class A common stock, par value $.01 per share; and

  . 12,000,000 shares of preferred stock, par value $.01 per share, which includes 4,000,000 shares of payment-in-kind preferred stock.

    Prior to the completion of the offering, the number of authorized shares of
common stock will be increased to     . The board of directors is authorized,
from time to time and without further stockholder action, to issue any or all shares of authorized preferred stock in one or more classes or series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any class or series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. The payment-in-kind preferred stock was designated at the time of our 1994 recapitalization.

    As of the date of this prospectus 1,331,574 shares of common stock, 75,652 shares of Class A common stock and 3,760,092 shares of payment-in-kind preferred stock are outstanding. All of the outstanding shares of Class A common stock will be automatically converted into shares of common stock on a one-for-one basis prior to completion of the offering. In addition, we will repurchase all of our outstanding payment-in-kind preferred stock upon the closing of the offering.

    As of the date of this prospectus, there are 19, 4 and 18 holders of record of the common stock, Class A common stock and payment-in-kind preferred stock, respectively.

Common Stock

    Holders of common stock are entitled to one vote per share on all matters to be voted on by our common stockholders. Holders of common stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

    Holders of common stock are entitled to share equally such dividends as may be declared from time to time by the board of directors out of legally available funds, to the extent permitted by the terms of the agreements governing our long-term debt. The Restated Certificate of Incorporation provides, however, that if dividends are declared which are payable in shares of common stock, the dividends will be payable at the same rate on each class of stock, and the dividends will be paid in shares of common stock to holders of common stock.

    Holders of common stock are entitled to no preemptive rights. In the event of our liquidation, dissolution or winding up, the holders of common stock and Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities and subject to the rights of the holders of preferred stock.

    Class A Common Stock Conversion. All of our Class A common stock will be automatically converted into the same number of shares of common stock without any action on the part of any holder upon notice to such effect by Hosiery Corp. to the record holders of Class A common stock, provided that all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act shall have expired, shall be inapplicable or shall have terminated. We intend to deliver this notice prior to completion of the offering.

Preferred Stock

    The preferred stock may be issued from time to time by the board of directors as shares of one or more classes or series. Subject to the provisions of the Restated Certificate of Incorporation and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares constituting any series, and to provide for voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption, redemption prices, conversion rights and rights upon dissolution of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders.

    One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of Hosiery Corp. by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Hosiery Corp. may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

    We have issued and outstanding 3,760,092 shares of payment-in-kind preferred stock. We have no current plans to issue any additional shares of
preferred stock of any class or series. We intend to use $    million of the
proceeds of the offering and our new credit facility to redeem these shares of payment-in-kind preferred stock.

Statutory Provisions

    Delaware Takeover Statute. Hosiery Corp. is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, which prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (1) prior to such date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (3) subsequent to such date, the business combination is approved by both the board of directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock.

    Limitations of Liability. Our Restated Certificate of Incorporation contains a provision that is designed to limit the director's liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to Hosiery Corp. or our stockholders for an act or omission in such capacity as a director, except for liability as a result of: (1) a breach of the duty of loyalty to us or to our stockholders;
(2) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) payment of an improper dividend or improper repurchase of our stock under Section 174 of the DGCL; or (4) other transactions from which the director will receive an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against our directors unless the stockholder can demonstrate one of the specified bases for liability. The provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our Restated Certificate of Incorporation does not eliminate our directors' duty of care. The inclusion of this provision in our Restated Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

    Indemnification. Our By-Laws also provide that we will indemnify our current and past directors and officers to the fullest extent permitted by Delaware law. We are generally required to indemnify these directors and officers for all judgments, fines, settlements, legal fees, and other expenses incurred in connection with pending, threatened or completed legal proceedings because of such director's or officer's position with Hosiery Corp. or another entity that the director or officer serves at our request, subject to certain conditions, and to advance funds to such directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have acted in good faith (as defined) and in a manner reasonably believed to be in or not opposed to our best interests.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is U.S. Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sale of substantial amounts of common stock in the public market could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

    Upon completion of the offering, we will have outstanding    shares of
common stock (excluding     shares of common stock issuable upon the exercise
by the underwriters of the options granted to them to purchase additional
shares). Of these shares, the     shares (    shares if underwriters' option is
exercised in full) of common stock sold in the offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of Hosiery Corp. which will be subject to the resale limitations of Rule 144 under the Securities Act.

    Hosiery Corp. and our executive officers and directors, the Kelso affiliates and some of our other significant stockholders, who together will
own     shares of common stock representing approximately     % of the
outstanding common stock upon completion of the offering, have agreed not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. Following this lock-up period, these shares are deemed "restricted securities" within the meaning of Rule 144. These "restricted securities" may not be sold in absence of registration under the Securities Act other than in accordance with Rule 144 or another exemption from registration. KIAV and KEPV may in the future sell or otherwise dispose of common stock, including distributions of common stock to their respective partners. KIAV, KEPV and their partners are entitled to certain demand and "piggyback" registration rights. See "Certain Relationships and Related Transactions-- Stockholders Agreement".

    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year (as computed under Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then-outstanding shares of common stock
(approximately     shares after giving effect to the offering) and (2) the
average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about Hosiery Corp. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of Hosiery Corp. at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

    In addition, we may file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock issuable under the 1996 and 1999 Stock Option Plans currently and outstanding employee stock options, and such registration statements are expected to become effective upon filing. Shares of common stock covered by these registration statements will thereupon be eligible for sale in the public markets except during the lock-up period.

                                 LEGAL MATTERS

    Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is acting as legal counsel to Hosiery Corp. Skadden, Arps, Slate, Meagher & Flom LLP represents Kelso and its affiliates from time to time, including in connection with their acquisition of an interest in Hosiery Corp. Debevoise & Plimpton, New York, New York is acting as legal counsel to the underwriters. Debevoise & Plimpton also represents Kelso and its affiliates from time to time.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus and the related consolidated financial statement schedule included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE CAN YOU FIND MORE INFORMATION

    We file reports and other information with the SEC.

    We filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information with respect to Hosiery Corp. and the common stock offered hereby reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this Web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998..............  F-3
Consolidated Statements of Operations for the years ended December 31,
 1996, 1997 and 1998......................................................  F-4
Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998......................................................  F-5
Consolidated Statement of Stockholders' Deficit for the years ended
 December 31, 1996, 1997 and 1998.........................................  F-6
Notes to Consolidated Financial Statements................................  F-7
Consolidated Balance Sheets as of March 28, 1998 and December 31, 1998
 (Unaudited).............................................................. F-24
Condensed Consolidated Statements of Operations for the three month periods ended March 28, 1998 and March 27, 1999 (Unaudited).............. F-25
Condensed Consolidated Statements of Cash Flows for the three month periods ended March 28, 1998 and March 27, 1999 (Unaudited).............. F-26
Notes to Condensed Consolidated Financial Statements (Unaudited).......... F-27

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 Hosiery Corporation of America, Inc.
Bensalem, Pennsylvania

    We have audited the accompanying consolidated balance sheets of Hosiery Corporation of America, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Philadelphia, Pennsylvania

March 5, 1999, (except for Note 24,
  as to which the date is March 26, 1999)

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (Dollars in thousands, except per share data)

                                                               1998      1997
                                                             --------  --------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.................................  $    --   $  4,327
 Accounts receivable, less an allowance for doubtful
  accounts of $1,901 and $1,448 in 1998 and 1997,
  respectively.............................................    32,214    24,180
 Inventories ..............................................    20,008    15,158
 Prepaid and other current assets .........................     3,748     2,398
                                                             --------  --------
  Total current assets ....................................    55,970    46,063
PROPERTY AND EQUIPMENT, net ...............................    17,906    17,261
DEFERRED CUSTOMER ACQUISITION COSTS........................    46,933    30,795
DEFERRED DEBT ISSUANCE COSTS, less accumulated amortization
 of $6,774 and $5,316 in 1998 and 1997, respectively.......     4,790     6,084
GOODWILL, less accumulated amortization of $61 in 1998.....     3,733       --
OTHER ASSETS...............................................       707       397
                                                             --------  --------
TOTAL .....................................................  $130,039  $100,600
                                                             ========  ========
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
 Borrowings under line of credit ..........................  $  3,400  $    --
 Current portion of long-term debt ........................     7,617     3,117
 Current portion of capital lease obligations..............     1,726     1,550
 Bank overdrafts...........................................     1,397       --
 Accounts payable .........................................    10,321     7,120
 Accrued expenses and other current liabilities ...........     9,389     5,366
 Accrued interest .........................................     4,771     4,608
 Accrued coupon redemption costs ..........................     4,679     4,568
 Deferred income taxes ....................................     8,115     7,279
                                                             --------  --------
  Total current liabilities ...............................    51,415    33,608
LONG-TERM DEBT, Less current portion ......................   121,433   129,307
CAPITAL LEASE OBLIGATIONS, Less current portion............     5,176     4,591
ACCRUED COUPON REDEMPTION COSTS ...........................       408       429
DEFERRED INCOME TAXES .....................................    10,884     3,876
                                                             --------  --------
  Total liabilities .......................................   189,316   171,811
                                                             --------  --------
COMMITMENTS AND CONTINGENT LIABILITIES
REDEEMABLE EQUITY SECURITIES...............................       885       872
                                                             --------  --------
STOCKHOLDERS' DEFICIT:
 Preferred stock, $.01 par value, 12,000,000 shares
  authorized;
  4,000,000 shares designated as pay-in-kind preferred
  stock, stated at liquidation value of
  $10 per share; 25% cumulative, (liquidation preference of
  $101,236 and $79,838 in 1998
  and 1997, respectively), 3,748,497 and 3,739,782 shares
  issued in 1998 and 1997,
  respectively, 3,739,782 shares outstanding in 1998 and
  1997.....................................................    37,485    37,398
 Common stock, voting, $.01 par value, 3,000,000 shares
  authorized; 1,340,122 and 1,321,522 shares issued in 1998
  and 1997, respectively, 1,321,522 shares outstanding in
  1998 and 1997............................................        13        13
 Common stock, Class A, non-voting, $.01 par value:
 500,000 shares authorized, 75,652 shares issued and
  outstanding..............................................         1         1
 Additional paid-in capital ...............................    18,869    16,565
 Compensatory stock options outstanding....................    20,943    22,938
 Accumulated deficit.......................................  (134,950) (148,301)
 Restricted stock .........................................      (447)     (697)
                                                             --------  --------
                                                              (58,086)  (72,083)
 Treasury stock, at cost, 27,315 shares in 1998 (8,715
  preferred shares and 18,600 common shares) ..............    (2,076)      --
                                                             --------  --------
  Net stockholders' deficit................................   (60,162)  (72,083)
                                                             --------  --------
TOTAL......................................................  $130,039  $100,600
                                                             ========  ========

                  See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Dollars in thousands)

                                               1998        1997        1996
                                            ----------  ----------  ----------
NET REVENUES............................... $  198,681  $  178,682  $  162,763
                                            ----------  ----------  ----------
COSTS AND EXPENSES:
 Cost of sales.............................     91,352      82,119      75,184
 Administrative and general expenses.......     13,694      12,121      11,404
 Provision for doubtful accounts...........     11,536      10,791      10,057
 Marketing costs...........................     36,585      30,538      22,055
 Coupon redemption costs...................      3,843       3,671       4,140
 Depreciation and amortization.............      3,405       3,059       2,996
 Compensation related to stock options.....        --          --       22,938
 Expenses related to potential stock
  offering and acquisition.................        --          --        1,587
 Other expenses (income)...................        186         529         (41)
                                            ----------  ----------  ----------
OPERATING INCOME...........................     38,080      35,854      12,443
 Interest income...........................         71          90         327
 Interest expense..........................     16,632      18,109      18,466
                                            ----------  ----------  ----------
INCOME (LOSS) BEFORE PROVISION (BENEFIT)
 FOR INCOME TAXES..........................     21,519      17,835      (5,696)
PROVISION (BENEFIT) FOR INCOME TAXES.......      8,055       6,242      (1,390)
                                            ----------  ----------  ----------
NET INCOME (LOSS).......................... $   13,464  $   11,593  $   (4,306)
                                            ==========  ==========  ==========
NET LOSS APPLICABLE TO COMMON
 SHAREHOLDERS.............................. $   (6,891) $   (5,726) $  (17,992)
NET LOSS PER SHARE:
 Basic and Diluted......................... $    (4.89) $    (4.07) $   (12.77)
 Weighted Average Shares (Basic and
  Diluted).................................  1,407,944   1,408,482   1,408,482




                  See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                      1998     1997     1996
                                                     -------  -------  -------
OPERATING ACTIVITIES:
 Net income (loss).................................. $13,464  $11,593  $(4,306)
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
 Depreciation and amortization......................   3,405    3,059    2,996
 Amortization of debt issue costs and discounts.....   1,701    1,844    1,852
 Compensation related to stock options..............     --       --    22,938
 (Gain) loss on sale and abandonments of property
  and equipment.....................................      (7)       4       (3)
 Amortization of restricted stock...................     250      250      552
 Amortization of deferred customer acquisition
  costs.............................................  32,134   24,489   17,994
 (Increase) decrease in operating assets:
  Accounts receivable...............................  (7,596)  (1,241)  (3,231)
  Inventories.......................................  (4,513)     380   (5,724)
  Payments for deferred customer acquisition
   costs............................................ (48,272) (30,620) (23,083)
  Prepaid and other current assets..................  (1,297)    (528)    (488)
  Other assets......................................    (604)     (44)     298
 Increase (decrease) in operating liabilities:
  Accounts payable, accrued expenses and other
   liabilities......................................   8,394     (630)   3,842
  Income taxes payable..............................     --       --      (129)
  Deferred income taxes.............................   7,844    3,150   (5,043)
  Accrued coupon redemption costs...................    (321)    (542)  (1,099)
                                                     -------  -------  -------
   Net cash provided by operating activities........   4,582   11,164    7,366
                                                     -------  -------  -------
INVESTING ACTIVITIES:
 Acquisitions of property and equipment.............  (1,191)    (919)  (2,522)
 Acquisition of business............................  (3,914)     --       --
 Proceeds from sale of property and equipment.......      20        3       39
                                                     -------  -------  -------
   Net cash used in investing activities............  (5,085)    (916)  (2,483)
                                                     -------  -------  -------
FINANCING ACTIVITIES:
 Net borrowings under line of credit................   3,400      --       --
 Proceeds from bank and other financing.............     --    65,000      --
 Payments on bank and other financing...............  (3,617) (70,566)  (8,391)
 Payments on capital leases.........................  (1,663)  (1,783)  (1,519)
 Debt issuance costs................................    (164)    (532)     --
 Proceeds from exercise of options, net of tax......     296      --       --
 Purchase of treasury stock.........................  (2,076)     --       --
                                                     -------  -------  -------
   Net cash used in financing activities............  (3,824)  (7,881)  (9,910)
                                                     -------  -------  -------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS........................................  (4,327)   2,367   (5,027)
 Cash and cash equivalents at beginning of year.....   4,327    1,960    6,987
                                                     -------  -------  -------
 Cash and cash equivalents at end of year........... $   --   $ 4,327  $ 1,960
                                                     =======  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the year for:
 Interest........................................... $14,768  $16,310  $16,719
                                                     =======  =======  =======
 Income taxes....................................... $ 1,618  $ 3,303  $ 4,102
                                                     =======  =======  =======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

    Capital lease obligations of $2,424, $1,999 and $2,338 were entered into for new equipment during 1998, 1997 and 1996, respectively.

    In 1996, two officers of the Company were granted approximately $300 of redeemable equity securities as additional compensation for 1996.

                See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                             (Dollars in thousands)

                     PREFERRED STOCK           COMMON STOCK                                     TREASURY STOCK
                    ----------------- ------------------------------                       --------------------------
                                                         CLASS A,               Retained   Preferred Common
                           PIK                          NON VOTING   Additional Earnings     Stock    Stock
                    -----------------                  -------------  Paid-in    (accum.   --------- -------           Restricted
                     Shares   Amount   Shares   Amount Shares Amount  Capital   Deficit)    Shares   Shares   Amount     Stock
                    --------- ------- --------- ------ ------ ------ ---------- ---------  --------- -------  -------  ----------
BALANCE January
1,1996..........    3,739,782 $37,398 1,321,522  $13   75,652  $ 1    $16,753   $(155,588)     --        --   $   --    $(1,499)
Net loss........                                                                   (4,306)
Compensation
under restricted
stock awards....                                                                                                            552
Stock options
granted.........
Accretion of
preference value
over carrying
value of
redeemable
preferred
stock...........                                                          (84)
Foreign currency
translation.....
                    --------- ------- ---------  ---   ------  ---    -------   ---------   ------   -------  -------   -------
BALANCE
December 31,1996..  3,739,782  37,398 1,321,522   13   75,652    1     16,669    (159,894)     --        --       --       (947)
Net income......                                                                   11,593
Compensation
under restricted
stock awards....                                                                                                            250
Accretion of
preference value
over carrying
value of
redeemable
preferred
stock...........                                                         (104)
                    --------- ------- ---------  ---   ------  ---    -------   ---------   ------   -------  -------   -------
BALANCE December
31, 1997........    3,739,782  37,398 1,321,522   13   75,652    1     16,565    (148,301)     --        --       --       (697)
Net income......                                                                   13,464
Compensation
under restricted
stock awards....                                                                                                            250
Accretion of
preference value
over carrying
value of
redeemable
preferred
stock...........                                                         (121)
Purchase of
shares for
treasury........                                                                     (113)  (8,715)  (18,600)  (2,076)
Exercise of
stock options,
net of tax......                         17,344                         2,291
Reclass of
redeemable
equity
securities......        8,715      87     1,256                           134
                    --------- ------- ---------  ---   ------  ---    -------   ---------   ------   -------  -------   -------
BALANCE December
31, 1998........    3,748,497 $37,485 1,340,122  $13   75,652  $ 1    $18,869   $(134,950)  (8,715)  (18,600) $(2,076)  $  (447)
                    ========= ======= =========  ===   ======  ===    =======   =========   ======   =======  =======   =======
                    Compensatory
                       Stock       Foreign
                      Options     Currency
                    Outstanding  Translation   Total
                    ------------ ----------- ----------
BALANCE January
1,1996..........      $   --        $  2     $(102,920)
Net loss........                                (4,306)
Compensation
under restricted
stock awards....                                   552
Stock options
granted.........       22,938                   22,938
Accretion of
preference value
over carrying
value of
redeemable
preferred
stock...........                                   (84)
Foreign currency
translation.....                      (2)           (2)
                    ------------ ----------- ----------
BALANCE
December 31,1996..     22,938        --        (83,822)
Net income......                                11,593
Compensation
under restricted
stock awards....                                   250
Accretion of
preference value
over carrying
value of
redeemable
preferred
stock...........                                  (104)
                    ------------ ----------- ----------
BALANCE December
31, 1997........       22,938        --        (72,083)
Net income......                                13,464
Compensation
under restricted
stock awards....                                   250
Accretion of
preference value
over carrying
value of
redeemable
preferred
stock...........                                  (121)
Purchase of
shares for
treasury........                                (2,189)
Exercise of
stock options,
net of tax......       (1,995)                     296
Reclass of
redeemable
equity
securities......                                   221
                    ------------ ----------- ----------
BALANCE December
31, 1998........      $20,943       $--      $ (60,162)
                    ============ =========== ==========

                See notes to consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)

1.ORGANIZATION

  Hosiery Corporation of America, Inc. and subsidiaries is a company incorporated in the State of Delaware and is engaged in the direct mail marketing, manufacturing and distribution of quality women's sheer hosiery products to consumers primarily throughout the United States and the United Kingdom. The Company markets women's sheer hosiery through a continuous product shipment or "continuity" program. The Company's continuity program involves mailing to customers a specially priced introductory hosiery offer, the acceptance of which enrolls customers in the program and results in additional shipments of hose on a regular and continuous basis upon payment of a prior hose shipment. The Company's manufacturing operations supply approximately 80% of all the hosiery required by the Company's continuity program.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of Hosiery Corporation of America, Inc. (the "Company") and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Revenue Recognition--Revenue less allowance for returns is recognized when merchandise is shipped. The Company provides for returns at the time of shipment based upon historical experience.

  Cash and Cash Equivalents--Cash and cash equivalents consist of cash and other short-term securities purchased with maturities of less than three months.

  Inventories--Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property and Equipment--Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated lives of 31 years for buildings, 5 to 10 years for machinery and equipment, 5 to 7 years for furniture and fixtures and 3 to 5 years for automobiles. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease periods which are generally 15 to 18 years.

  Deferred Customer Acquisition Costs--Deferred customer acquisition costs consist of marketing costs (postage, printed material, customer list rentals, etc.) of the initial shipment to a customer and similar costs associated with the resolicitation of previously canceled customers. These costs are aggregated by promotional program and are amortized on an accelerated basis based upon the estimated current year revenue in proportion to the expected future revenue generated by these customers. Approximately 58% of these costs are amortized in the first 12 months, 70% within 18 months, and 80% within 24 months. The loss incurred on front end shipments to customers is charged to operations at the time of the front end shipment.

  Software Costs--Software costs, principally internally developed, consist of the expenses associated with the development (computer time, license, programming time) of material software projects with a long-term benefit and are included in the consolidated balance sheet as Other Assets. The Company amortizes these assets on a straight-line basis over 7 years.

  Goodwill--Goodwill (the excess of cost over fair value of the underlying assets at the date of acquisition) is being amortized on a straight-line basis over 30 years.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(continued)

  Derivative Financial Instruments--The Company has entered into interest rate caps to manage exposure to fluctuations in interest rates. Premiums paid on caps are amortized to interest expense over the term of the cap. The interest rate caps were fully amortized at December 31, 1997.

  Deferred Debt Issuance Costs--Debt issuance costs represent costs associated with bank borrowings and notes and are amortized using the effective interest method over the terms of the related borrowings.

  Income Taxes--The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax basis of assets and liabilities.

  Impairment of Long-Lived Assets--Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

  Accounting for Stock-Based Compensation--As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has chosen to measure stock-based compensation expense in accordance with the method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

  Foreign Currency Translation--Foreign entities translate monetary assets and liabilities at year-end exchange rates while non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation and certain marketing expenses which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in income in the year of occurrence. The effect of recording translation adjustments in income instead of equity for the Company's Canadian operations is not material to the financial statements.

  Use of Estimates--The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Standards--In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. The Company adapted SFAS No. 130 effective January 1, 1998. There was no effect of implementing this standard as comprehensive income is the same as net income.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(continued)

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 1999, although early adoption is encouraged. The Company has not yet assessed what the impact of this statement will be on the Company's future earnings or financial position.

  In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use. The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company has early adopted SOP 98-1 effective January 1, 1998. The impact of this statement was not material on the Company's earnings or financial position as of December 31, 1998.

  Reclassifications--Certain reclassifications were made to the prior year's consolidated financial statements to conform to classifications used in the current period.

3.OPERATING SEGMENTS

  The Company organizes its business units into two geographic segments:
  North America and International. The Company's North American business unit is comprised of its operations in the United States and Canada. The President of Hosiery Corporation of America, Inc., is responsible for the Company's operations in North America. All of the Company's operations in other countries, including the United Kingdom, France and Germany, comprise its International business unit. The President of Hosiery Corporation International is responsible for all International locations. The Company maintains similar operations in its two business segments. The Company operates as a continuity business with a strategy focused on maintaining customers in its continuity program receiving full-priced shipments. Since North America has been operating as an established business (23 years) compared to International, which has been operating for three years, it is the larger, more mature and profitable business unit of the Company.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

3.OPERATING SEGMENTS--(continued)

  The segment's accounting policies are the same as those described in the summary of significant accounting policies.

                                                             1998
                                                 ------------------------------
                                                  North
                                                 America  International  Total
                                                 -------  ------------- -------
   Revenues from External Customers............. 173,580     25,101     198,681
   Interest Revenue.............................      56         15          71
   Interest Expense.............................  16,632        --       16,632
   Depreciation and Amortization................   3,326         79       3,405
   Segment Profit (EBITDA) (1)..................  40,561        995      41,556
   Segment Assets............................... 111,924     18,115     130,039
   Income Tax Expense (Benefit).................   7,707        348       8,055
   Long-Lived Assets............................  26,824        312      27,136
                                                             1997
                                                 ------------------------------
                                                  North
                                                 America  International  Total
                                                 -------  ------------- -------
   Revenues from External Customers............. 159,988     18,694     178,682
   Interest Revenue.............................      80         10          90
   Interest Expense.............................  18,109        --       18,109
   Depreciation and Amortization................   2,980         79       3,059
   Segment Profit (EBITDA) (1)..................  41,845     (2,842)     39,003
   Segment Assets...............................  91,297      9,303     100,600
   Income Tax Expense (Benefit).................   7,352     (1,110)      6,242
   Long-Lived Assets............................  23,344        398      23,742
                                                             1996
                                                 ------------------------------
                                                  North
                                                 America  International  Total
                                                 -------  ------------- -------
   Revenues from External Customers............. 153,797      8,966     162,763
   Interest Revenue.............................     322          5         327
   Interest Expense.............................  18,466        --       18,466
   Depreciation and Amortization................   2,967         29       2,996
   Segment Profit (EBITDA) (1)..................  40,459       (168)     40,291
   Segment Assets...............................  85,875      6,725      92,600
   Income Tax Expense (Benefit).................  (1,315)       (75)     (1,390)
   Long-Lived Assets............................  24,807        447      25,254

  (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) represents Income (Loss) Before Provision (Benefit) For Income Taxes of $21,519, $17,835 and ($5,696) for 1998, 1997 and 1996,
      respectively, excluding Interest Expense of $16,632, $18,109 and $18,466 for 1998, 1997 and 1996, respectively, Depreciation and Amortization of $3,405, $3,059 and $2,996 for 1998, 1997 and 1996,
      respectively, Compensation related to Stock Options of $22,938 in 1996 and Expenses related to Stock Offering and Acquisition of $1,587 in 1996. EBITDA does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles. Further, the Company's measure of EBITDA may not be comparable to similarly titled measures of other companies.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

4.ACQUISITION

  On June 10, 1998, the Company acquired substantially all of the assets and assumed certain liabilities of Enchantress Hosiery Corporation of Canada Ltd. ("EHC") for approximately $3,900 which was funded through a borrowing under the Company's revolving credit facility. EHC is engaged in the direct mail marketing and distribution of quality sheer hosiery products to consumers throughout Canada. The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on estimated fair values at date of acquisition. The fair value of assets acquired and liabilities assumed was approximately $100. The excess of the purchase price over the estimated fair value of the net assets acquired of approximately $3,800 is amortized over a period of 30 years using the straight-line method.

5.PROVISION FOR COUPON REDEMPTION

  As part of the marketing program, the Company issues coupons to program participants based upon the products purchased or the referral of new customers to the Company. Customers may redeem coupons for free gifts from a program catalog once they have collected the required number of coupons. During 1998, customers with an average of 33 coupons redeemed for a free gift after a collection period of approximately four years. The estimated future costs for this program have been determined based on historical customer redemption patterns applicable to outstanding coupons and average gift costs.

6.INVENTORIES

                                                                 1998    1997
                                                                ------- -------
   Raw materials............................................... $   909 $   546
   Work-in-process.............................................   3,023   2,748
   Finished goods..............................................  13,500   9,820
   Promotional and packing material............................   2,576   2,044
                                                                ------- -------
                                                                $20,008 $15,158
                                                                ======= =======

7.PROPERTY AND EQUIPMENT

                                                                 1998    1997
                                                                ------- -------
   Land and buildings.......................................... $ 7,124 $ 7,015
   Machinery and equipment.....................................  22,658  20,683
   Furniture and fixtures......................................   2,322   2,213
   Leasehold improvements......................................   3,781   3,735
   Automobiles.................................................     642     635
                                                                ------- -------
                                                                 36,527  34,281
   Less accumulated depreciation and amortization..............  18,621  17,020
                                                                ------- -------
                                                                $17,906 $17,261
                                                                ======= =======

  Property and equipment includes assets acquired under capital leases, principally machinery and equipment having a net book value of approximately $7,252 and $6,556 as of December 31, 1998 and 1997, respectively. Related accumulated depreciation and amortization was $7,801 and $6,063, respectively. Depreciation and amortization expense for capital lease assets for 1998, 1997 and 1996 was $1,738, $1,542, and $1,529, respectively.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

8.OTHER ASSETS

                                                                      1998 1997
                                                                      ---- ----
   Software, net of accumulated amortization of
    approximately $6,190 and $5,881, respectively.................... $444 $312
   Deposits..........................................................  176   14
   Miscellaneous other...............................................   87   71
                                                                      ---- ----
                                                                      $707 $397
                                                                      ==== ====

9.OTHER EXPENSES (INCOME)

  Included in other expenses (income) are the following:

                                                               1998  1997 1996
                                                               ----  ---- ----
   Loss (gain) on foreign exchange............................ $194  $225 $(39)
   Multistate group administrative expenses...................  --    300  --
   Miscellaneous expenses (income)............................   (8)    4   (2)
                                                               ----  ---- ----
                                                               $186  $529 $(41)
                                                               ====  ==== ====

10.LINE OF CREDIT AND LONG-TERM DEBT

                                                                1998     1997
                                                              -------- --------
   Amounts due under term loan agreement..................... $ 59,500 $ 63,000
   13.75% Senior Subordinated Notes due August 2002..........   68,792   68,549
   Serial bonds issued by the South Carolina Jobs-Economic
    Development
    Authority with interest rates ranging from 5.8% to 7.1%
    payable
    Beginning July 1993 in quarterly principal payments and
    semi-annual
    Payments to the trustee of the Bonds. Bonds are
    collateralized by a
    Letter of credit and a building addition in South
    Carolina.................................................      758      875
                                                              -------- --------
   Total long-term debt......................................  129,050  132,424
   Less current portion......................................    7,617    3,117
                                                              -------- --------
   TOTAL LONG-TERM PORTION................................... $121,433 $129,307
                                                              ======== ========

  On October 17, 1994, the Company entered into a revolving credit and term loan agreement (the "Agreement") with a group of banks which was restructured on November 20, 1997 and amended on March 26, 1999. Outstanding borrowings at December 31, 1998 and 1997 are $59,500 and $63,000, respectively. The facility is secured by substantially all of the assets of Hosiery Corporation of America. The facility is also subject to the continuing guarantees of the subsidiaries of Hosiery Corporation of America. The revolving credit and term loan portions of the facility have maximum borrowings of $20,000 and $65,000, respectively. The revolving credit facility expires on February 1, 2002. The Company can borrow based on a formula which comprises the sum of 80% of accounts receivable and 50% of inventory. Interest under the revolving credit facility is payable at the banks' prime lending rate plus 0.5% (8.25% at

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

10.LONG-TERM DEBT (continued)

  December 31, 1998). There were borrowings outstanding under the revolving credit facility at December 31, 1998 of $3,400 and $0 in 1997. The amount available under the revolving credit facility at December 31 was $15,800 and $17,700 in 1998 and 1997, respectively. The term loan is payable in quarterly installments ranging from $750 to $5,000, with a final payment due February 1, 2002. Interest under the term loan is generally payable quarterly and is charged at a premium of 0.5% over the Base Rate or 1.5% over the Eurodollar Rate as defined in the Agreement. The rate in effect at December 31, 1998 ranged from 6.44% to 7.25%. Additionally, fees are charged on the average daily amount of unused commitment and are payable quarterly. Under the terms of the Agreement, certain restrictions are placed on additional borrowings, the purchase of property and equipment, the payment of cash dividends and the disposition of assets. The Company has also agreed to maintain certain financial ratios as defined in the Agreement.

  During 1994, the Company sold the 13.75% Senior Subordinated Notes, with a principal amount of $70,000, at a discount, which discount is being amortized using the interest method over the life of the notes at an effective interest rate of 14.38%. Interest is payable semi-annually. The Notes were sold in denominations of one thousand dollars, each of which contained one share (collectively the "Shares") of the Company's Class A Non Voting Common Stock, par value $.01 per share. The Notes and the Shares were immediately detachable. Beginning October 1, 1997, the Notes, or a portion thereof, are subject to redemption at the option of the Company at specified redemption prices ranging from 100% to 112% of the aggregate principal amounts of Notes so redeemed. Upon the occurrence of a Change of Control, as defined, each holder of the Notes shall have the right to require the Company to repurchase such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof. Under the terms of the agreement, certain restrictions are placed on additional borrowings, the purchase of property and equipment, the payment of cash dividends and the disposition of assets.

  In accordance with the Agreement and Notes, the Company is not permitted to declare or pay any dividend or make any distribution in respect of the Company's or any of its Restricted Subsidiaries' Equity Interests other than dividends or distributions payable solely in shares of its Capital Stock. The Company was in compliance with all debt covenants noted above as of December 31, 1998 except minimum EBITDA and leverage ratios. On March 26, 1999, the group of banks amended the Agreement (see Note 24) which included revisions of certain financial covenants as of December 31, 1998. Under the amended Agreement, the Company is in compliance with all debt covenants as of December 31, 1998.

  The Company was contingently liable for outstanding letters of credit in the amount of approximately $839 as of December 31, 1998.

  Maturities of long-term debt consisted of the following as of December 31, 1998:

   1999................................................................ $  7,617
   2000................................................................   13,117
   2001................................................................   20,117
   2002................................................................   87,909
   2003................................................................      117
   Thereafter..........................................................      173
                                                                        --------
                                                                        $129,050
                                                                        ========

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

11.INCOME TAXES

  The provision for income taxes (benefit) consists of the following:

                                                         1998    1997    1996
                                                        ------  ------  -------
   Federal:
    Current............................................ $  468  $2,640  $ 3,474
    Deferred...........................................  6,701   3,297   (5,215)
                                                        ------  ------  -------
                                                         7,169   5,937   (1,741)
                                                        ------  ------  -------
   States:
    Current............................................    (31)    451      179
    Deferred...........................................    728    (146)     172
                                                        ------  ------  -------
                                                           697     305      351
                                                        ------  ------  -------
   Foreign:
    Current............................................    --      --       --
    Deferred...........................................    189     --       --
                                                        ------  ------  -------
                                                           189     --       --
                                                        ------  ------  -------
                                                        $8,055  $6,242  $(1,390)
                                                        ======  ======  =======

  The components of net deferred tax liabilities consisted of the following:

                                                               1998      1997
                                                              -------  --------
   Deferred tax liabilities:
    Deferred customer acquisition costs...................... $12,129  $  9,810
    Accounts receivable......................................   7,309     6,422
    Prepaid Assets...........................................   3,642     2,107
    Property and equipment...................................     508       635
    Other assets.............................................     802     1,209
    Other current assets.....................................     161       227
    Accrued coupon redemption costs..........................     368       289
    State deferred taxes.....................................   1,885     1,019
    Other....................................................     199       --
                                                              -------  --------
                                                               27,003    21,718
                                                              -------  --------
   Deferred tax assets:
    Accrued expenses.........................................    (868)     (727)
    Stock option.............................................  (7,121)   (9,821)
    Other....................................................     (15)      (15)
                                                              -------  --------
                                                              (8,004)   (10,563)
                                                              -------  --------
                                                              $18,999  $ 11,155
                                                              =======  ========

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

  The following is a reconciliation of the federal statutory rate and the Company's effective tax rate:

                                      1998         1997           1996
                                   -----------  ------------  --------------
   Tax provision (benefit) at
    statutory rate...............  $7,317 34.0% $6,064  34.0% $(1,937) (34.0)%
   State taxes, net of federal
    benefit......................     460  2.1     202   1.1      232    4.1
   Foreign incremental tax.......      43  0.2     --    --       --     --
   Other.........................     235  1.1     (24) (0.1)     315    5.5
                                   ------ ----  ------  ----  -------  -----
   Provision (benefit) for income
    taxes........................  $8,055 37.4% $6,242  35.0% $(1,390) (24.4)%
                                   ====== ====  ======  ====  =======  =====

12.REDEEMABLE EQUITY SECURITIES

  In connection with the Recapitalization, the Company issued 2,826 shares of voting common stock, $.01 par value, to management stockholders for cash. The Company is obligated to redeem these shares from the management stockholders upon the death, disability or termination of employment of the holder. The redeemable common stock was recorded at fair value on the date of issuance, less issuance costs, totaling $45. During 1995, the Company issued an additional 4,048 shares of voting common stock, $.01 par value, for cash under the same basic terms. The redeemable common stock was recorded at fair value on the date of issuance, less issuance costs, totaling $63. In connection with the issuance of redeemable common shares in 1995, certain agreements were amended and executed in order that 14,643 shares of preferred stock issued for cash in 1995 and 10,218 shares of preferred stock issued for cash in October 1994 would be redeemable under the same basic terms of the redeemable common stock. Each preferred share has a $.01 par value, a stated value at liquidation of $10 and cumulative dividends of 25% of additional shares of PIK preferred stock or fractions thereof. The redeemable preferred stock was recorded at fair value on the date of issuance or amendment providing for their redemption, less issuance costs, totaling $224. The excess of the preference value over the carrying value is being accreted by periodic charges to Additional Paid-In Capital over the life of the issue. The redemption provisions expire the earlier of the fifth anniversary of the October 17, 1994 Recapitalization or the closing of an initial public offering for the Company's common stock.

  In 1996, two officers of the Company were granted 4,434 shares of voting common stock, $.01 par value, as additional compensation. The Company is obligated to redeem these shares under the same basic terms as previously issued redeemable stock. The redeemable common stock was recorded at fair value on the date of issuance. This resulted in an increase in redeemable equity securities of approximately $300.

13.TREASURY STOCK

  Pursuant to the Recapitalization Agreement (see Note 14), the Company repurchased from the Stockholder for approximately $199.0 million, which includes approximately $0.9 million in post-closing adjustments, all of its then outstanding shares of Preferred Stock (5,460 Class A shares and 9,425 Class B shares) and 17,337 shares of its then outstanding Common Stock. These shares along with all previously acquired shares of Preferred and Common Stock were then retired. During 1995, additional post closing adjustments totaling $88 were made to the purchase price relating to the retired treasury shares. During 1998, the Company repurchased from two officers of the Company a total of 18,600 shares of common stock and 8,715 shares of preferred stock for a total value of $1,556.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)
14.RECAPITALIZATION

  On July 19, 1994, an affiliate of Kelso & Company, Inc. ("Kelso"), the Company and Joseph A. Murphy, the sole stockholder of the Company (the "Stockholder"), entered into a Recapitalization and Stock Purchase Agreement (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement, the Company repurchased from the Stockholder (the "Repurchase") for approximately $191,200, which includes approximately $900 in post-closing adjustments (net of $7,800 received from the Stockholder for the purchase of certain assets (see below)), all of its then outstanding shares of preferred stock and a substantial portion of its then outstanding shares of common stock. On October 17, 1994, the Company effected the recapitalization of its capital stock (the "Recapitalization"), pursuant to which certain affiliates and designees of Kelso and certain members of operating management of the Company (collectively, the "Investor Group"), purchased a controlling equity interest in the Company. The Company effected the Repurchase with the proceeds of the Financing (as defined below). Following the consummation of the Repurchase (and after giving effect to the purchase of common stock by the Investor Group pursuant to the Financing), the Investor Group owned approximately 74% of the Company's common stock, with the Stockholder retaining approximately 21% of the Company's common stock.

  The Company obtained the funds necessary to effect the Repurchase, repay certain existing indebtedness of the Company and pay the fees and expenses incurred in connection with the Recapitalization primarily from the proceeds of a financing (the "Financing") which included (i) borrowings of $80,000 under a credit agreement, consisting of $80,000 of term loan facilities (the "Term Loan Facilities") and a $15,000 revolving credit facility, entered into among the Company, Bankers Trust Company, and the banks signatory thereto, (ii) gross proceeds of approximately $69,100 from the issuance and sale of the Units (each unit consisting of one Senior Subordinated Note and one share of Class A Common Stock), (iii) gross proceeds of approximately $36.5 million from the sale to the Investor Group of shares of a new class of pay-in-kind preferred stock of the Company for cash, and (iv) gross proceeds of approximately $17,100 from the sale to the Investor Group of shares of Common Stock for cash. The Company also utilized working capital of approximately $2,000 to pay fees and expenses incurred in connection with the Recapitalization. In addition, certain members of the Company's management were granted restricted pay-in-kind preferred stock and restricted common stock of $1,022 and $478, respectively (see Note 21).

  The Recapitalization and Stock Purchase Agreement contained customary representations, warranties and conditions. The Recapitalization and Stock Purchase Agreement also provided that, at or prior to the consummation of the Acquisition, the Stockholder and the Company enter into an Escrow agreement pursuant to which, among other things, $10,000 of the aggregate purchase price paid by the Company to the Stockholder pursuant to the Repurchase be held in escrow to provide a source of payment to satisfy the Stockholder's indemnification obligations under the Recapitalization and Stock Purchase Agreement.

  Prior to the Recapitalization, the Company had authorized classes of voting and non-voting common stock, with shares of voting stock issued and outstanding. As part of the Recapitalization, such non-voting stock was retired and such voting stock was changed and reclassified from Class A Common Stock, par value $1.00 per share, into one share of

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

14.RECAPITALIZATION--(continued)

  Common Stock, par value $.01 per share. In addition, in connection with the Recapitalization, the Company issued and sold shares of non-voting Class A Common Stock, a small number of which was purchased by certain designees of Kelso, and the remainder of which was sold in the form of Shares as part of the Units. Upon the occurrence of any Conversion Event (as defined, e.g., any transfer of shares of Class A Common Stock to any persons who are not affiliates of the transferor), each share of Class A Common Stock shall be convertible into one share of the Company's Common Stock. Subsequent to the Recapitalization, the Company effected a stock split of its Common Stock on approximately a 62.22-to-1 basis.

  On November 20, 1997, the Company amended and restructured its credit agreement. This change resulted in lower interest rates, an increase in the revolving credit facility from $15,000 to $20,000, a substantial change in the timing of principal payments and changes to the debt covenants.

15.LEASE COMMITMENTS

  The Company leases premises under cancelable and noncancelable operating leases with lease terms expiring through 2007. Future minimum payments by year and in the aggregate under all noncancelable capital and operating leases having initial or remaining terms of one year or more consisted of the following at December 31, 1998:

                                                               Capital Operating
   Year ending December 31,                                    Leases   Leases
   ------------------------                                    ------- ---------
   1999....................................................... $1,992   $1,929
   2000.......................................................  1,587    1,120
   2001.......................................................  1,465    1,046
   2002.......................................................  1,140      991
   2003.......................................................    643      973
   Thereafter.................................................    722    3,329
                                                               ------   ------
                                                                7,549   $9,388
                                                                        ======
   Amount representing imputed interest.......................    647
                                                               ------
   Present value of net minimum lease payments................  6,902
   Less current portion.......................................  1,726
                                                               ------
                                                               $5,176
                                                               ======

  Rental expense under all operating leases for the years ended December 31, 1998, 1997 and 1996, was approximately $2,094, $1,887 and $1,593, respectively.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

16.COMMITMENTS AND CONTINGENCIES

  The Company has entered into employment agreements with certain members of management.

  The Company has agreed to pay Kelso an annual fee of $263 each year for financial advisory services and to reimburse Kelso for out-of-pocket expenses incurred. Non-officer directors of the Company, other than those directors who are affiliated with Kelso, will be paid an annual retainer of $20. In addition, all out-of-pocket expenses of non-officer directors, including those directors who are affiliated with Kelso, related to meetings attended, will be reimbursed by the Company. Non-officer directors, including those directors affiliated with Kelso, will receive no additional compensation for their services as directors of the Company except as described above.

  The Company is involved in, or has been involved in, litigation arising in the normal course of its business. The Company can not predict the timing or outcome of these claims and proceedings. Currently, the Company is not involved in any litigation which is expected to have a material effect on the financial position of the business or the results of operations and cash flows of the Company. The Company has been, or is involved in, the proceedings discussed below.

  In 1984, as a result of a lawsuit brought by the Federal Trade Commission ("FTC"), the Federal District Court for the Eastern District of Pennsylvania issued a consent injunction, which sets forth specific rules with which the Company must comply in conducting its mail order business and permanently enjoins the Company, its successors and assigns, its officers, agents, representatives and employees, and anyone acting in concert with the Company from violating various FTC and Postal Service laws and regulations. The FTC had previously made inquiries about some aspects of the Company's promotional materials prompting the Company to adopt revised promotional materials which, the Company believes but cannot assure, will meet the concerns expressed by the FTC.

  In 1997, the Company reached an agreement with a multistate group consisting of eleven states that sought to impose certain disclosure requirements on the Company's promotional materials. The agreement became effective September 1, 1997. During 1997 and 1998, the Company's promotional materials included the majority of modifications and clarifications required by the agreement. The modifications the Company has made to its solicitation materials has had a material adverse effect on its domestic response rates. Consequently, the Company feels these modifications and clarifications will have no additional negative impact on the Company's response rates. However, response rates are only one of several factors that affect the Company's results of operations. Also, there may be some additional modifications which will need to be made to the Company's promotional materials to fully satisfy the terms of the Company's agreement with the multistate group, and no assurances can be given that such changes will not have a further effect on the Company's response rate. In accordance with the agreement, the Company paid $300 in administrative expenses and fees during 1997. The agreement also required that refunds be made to customers under certain circumstances for a six-month period. These refunds were not material to the Company's financial condition or results of operations.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

16.COMMITMENTS AND CONTINGENCIES--(continued)

  State regulators, the Federal Trade Commission and trade associations from time to time contact the Company with inquiries regarding the Company's promotional materials. As of December 31, 1998, the Company had received inquiries from 3 states and a trade association which were not part of the multistate group. There can be no assurance that these or other state regulators or trade associations will not require or seek to impose additional changes to the Company's promotional materials, and no assurance can be given that such changes will not be significant or will not have a material adverse effect on the Company's future financial condition or results of operations.

17.PROFIT SHARING PLAN

  The Company has a profit sharing plan covering all employees and those of its subsidiaries. Eligible employees can participate as of January 1 and July 1 after twelve months of service. Employee contributions are made on a pretax basis under Section 401(k) of the Internal Revenue Code. The Company's contribution is at the discretion of the Board of Directors. The expense associated with the employer contribution was approximately $550, $514 and $480 in 1998, 1997 and 1996. respectively.

  All contributions and investments are held in a trust for the benefit of plan participants. All employees are 100% vested in their pretax contributions and earnings thereon, but become vested in the Company contributions and earnings at a rate based on years of service, with full vesting after five years.

18.FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company values the financial instruments as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

  Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued Expenses . The carrying amount of these items are a reasonable estimate of their fair values because of the short maturity of these instruments.

  Long-term Debt including Current Maturities. The fair value of the Company's long-term debt is based on the quoted market price on the subordinated notes and on current interest rates that are available to the Company for debt not quoted on an exchange. At December 31, 1998 and 1997, the Company had a carrying amount of long-term debt of $129,050 and $132,424, respectively and an estimated fair value of $132,358 and $139,475, respectively.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

19.EARNINGS PER SHARE

  Earnings per share for the years ended December 31, 1996, 1997 and 1998 have been computed in accordance with SFAS 128 "Earnings Per Share". The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share data):

                                               1998        1997        1996
                                            ----------  ----------  ----------
Numerator:
  Net income (loss)........................ $   13,464  $   11,593     ($4,306)
  Undeclared preferred stock dividends.....    (20,234)    (17,215)    (13,602)
  Accretion of redeemable preferred stock
   to additional paid-in capital...........       (121)       (104)        (84)
                                            ----------  ----------  ----------
  Numerator for basic and diluted loss per
   share-loss applicable to common
   shareholders............................     (6,891)     (5,726)    (17,992)

Denominator for basic and diluted earnings
 per share-weighted-average shares.........  1,407,944   1,408,482   1,408,482
                                            ----------  ----------  ----------
  Basic and diluted loss per share.........     ($4.89)     ($4.07)    ($12.77)
                                            ==========  ==========  ==========

    Options to purchase 199,458 shares of common stock at $30 per share were outstanding at December 31, 1996 and 1997, respectively, and options to purchase 182,114 shares of common stock at $30 per share were outstanding at December 31, 1998, but were not included in the computation of diluted earnings per share because to do so would be antidilutive. However, these securities could potentially be dilutive in the future.

20.STOCK OPTION PLAN

  On June 28, 1996, the Board of Directors approved and adopted a stock option plan (the "Option Plan"), providing for the grant to certain employees of the Company and its subsidiaries of options to purchase up to 215,369 shares of Common Stock. On June 28, 1996, the Board of Directors granted options to purchase an aggregate of 215,369 shares of Common Stock. The exercise price with respect to 199,458 shares is $30.00 per share. The exercise price with respect to 15,911 shares will be the price per share obtained in an initial public offering. All options vested on the date of such grant and are exercisable at the earlier of ten years from the date of grant or upon an initial public offering of the Common Stock or certain change of control events. Options expire 10 years from the date of the grant of such option, subject to earlier termination by the Board of Directors. Compensation expense of $22,938 was recorded in the Company's financial statements for the year ending December 31, 1996. On July 29, 1998, the Company entered into an agreement with an executive who terminated his employment with the Company (the "Agreement"). In connection with the Agreement, the executive was granted the right to exercise his options at the option price of $30 per share, and simultaneously, the Company reacquired these shares at a fair value of $107 per share.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)
20.STOCK OPTION PLAN--(continued)

  A summary of the status of the Company's stock option plan as of December 31, 1998 and changes during the year ending on that date is presented below:

                               Options with Exercise   Options with Exercise
                               Price Equal to Market    Price Less Than the
                              Price of Stock on Grant Market Price of Stock at
                                       Date                Date of Grant
                              ----------------------- ------------------------
                                     Weighted Average         Weighted Average
                              Shares  Exercise Price  Shares   Exercise Price
                              ------ ---------------- ------- ----------------
   Outstanding at January 1,
    1996.....................      0                        0
   Granted................... 15,911       (1)        199,458     $ 30.00
   Exercised.................    --                       --
   Cancelled.................    --                       --          --
                              ------       ---        -------     -------
   Outstanding at December
    31, 1996................. 15,911       (1)        199,458     $ 30.00
                                           ===                    =======
   Granted...................    --                       --
   Exercised.................    --                       --
   Cancelled.................    --                       --          --
                              ------       ---        -------     -------
   Outstanding at December
    31, 1997................. 15,911       (1)        199,458     $ 30.00
                                           ===
   Granted...................    --                       --
   Exercised.................    --                    17,344
   Cancelled.................    --                       --          --
                              ------       ---        -------     -------
   Outstanding at December
    31, 1998................. 15,911       (1)        182,114     $ 30.00
                              ======       ===        =======     =======
   Options exercisable at
    December 31, 1996, 1997
    and 1998.................      0                   17,344
                              ======                  =======
   Weighted average fair
    value of options Granted
    during 1996..............              (1)                    $145.00
                                           ===                    =======

--------
(1) Exercise price to be determined at the time of the Company's initial public offering.

  At December 31, 1998, there were no options available for future grants under the Option Plan.

  The following table summarizes information about stock options outstanding at December 31, 1998:

                               Options Outstanding
      ---------------------------------------------------------------------------------
                        Number              Weighted Average
      Exercise        Outstanding              Remaining               Weighted Average
       Prices         at 12/31/98           Contractual Life            Exercise Price
      --------        -----------           ----------------           ----------------
       $30.00           182,114                7.5 years                   $ 30.00
       106.94            15,911                7.5 years                    106.94
                        -------
                        198,025
                        =======

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plan. Accordingly, the difference between the fair market value of the Common Stock, which for financial reporting purposes was based on the estimated fair value at the date of grant, and the exercise price of such options, has been recorded as compensation expense totaling $22,938 in the Company's financial statements for

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

20.STOCK OPTION PLAN--(continued)

  the year ending December 31, 1996. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates, consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss for the year ending December 31, 1996, would have been increased to the pro forma amounts indicated below:

   Net loss:
    As reported........................................................ ($4,306)
                                                                        =======
    Pro forma.......................................................... ($5,321)
                                                                        =======

  The fair value of each option granted during 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (i) no dividend yield, (ii) no expected volatility as the Company's stock is not publicly traded, (iii) risk-free interest rate of 6.46%, and (iv) expected life of 5.5 years.

21.RELATED PARTIES TRANSACTIONS

  In connection with the Recapitalization, certain members of the Company's management were granted restricted pay-in-kind preferred stock and restricted common stock of $1,022 and $478, respectively. Compensation associated with the grant of these shares was measured by the difference between the aggregate price of the restricted shares and the aggregate fair value of the shares on the measurement date. Such compensation is being recognized ratably over the six-year period for which services must be performed in order for these individuals to receive the shares without restriction. The Company is recognizing compensation expense over six years commencing October 17, 1994, which is the date the Company effected the Recapitalization and granted the restricted shares. Compensation expense related to these shares for the period ended December 31, 1998 and 1997 totaled $250 in each year.

  In connection with the Recapitalization, on October 17, 1994, certain designees of Kelso acquired shares of the Company's Common Stock. The proceeds from the sale of these shares were received subsequent to December 31, 1994.

  In 1996, two officers of the Company were granted shares of common stock as additional compensation totalling approximately $300. These shares are included in the accompanying balance sheets as redeemable equity securities.

  Kelso provides financial advisory services to the Company for an annual fee. Payment for these services and reimbursement of expenses totalled $294 in 1998, $270 in 1997 and $268 in 1996.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                 (Dollars in thousands, except per share data)

22.PREFERRED STOCK

  The PIK Preferred Stock is entitled to cumulative dividends, payable solely in additional shares of PIK Preferred Stock, at an estimated rate of 25% per annum when, as and if declared by the Board of Directors of the Company. Cumulative dividends on preferred shares that have not been declared since the Recapitalization total approximately 6.4 million shares of preferred stock. The PIK Preferred Stock has an aggregate liquidation preference of approximately $37.4 million plus the liquidation preference of additional shares of PIK Preferred Stock issued in payment of dividends on the PIK Preferred Stock and the liquidation preference in respect of accumulated and unpaid dividends, whether or not declared. The PIK Preferred Stock is redeemable at the option of the Company in whole or in part at any time for a redemption price equal to the liquidation preference thereof plus all accumulated and unpaid dividends, whether or not declared, to the date of redemption. In addition, the PIK Preferred Stock has no voting rights, except that the PIK Preferred Stock is entitled to vote, as a separate class, in the event of any merger, consolidation, or sale of all or substantially all of the Company's assets, any amendment to the Company's Restated Certificate of Incorporation or any authorization or issuance by the Company of capital stock ranking senior to or pari passu with the PIK Preferred Stock with respect to dividends or liquidation preference or securities convertible into or exchangeable or exercisable for such capital stock.

23.QUARTERLY INFORMATION (UNAUDITED)

  Summarized quarterly financial data for 1998 and 1997 are set forth below:

                                      March   June   September December  Total
                                     ------- ------- --------- -------- --------
   1998
   Net Revenues..................... $43,678 $50,516  $48,042  $56,445  $198,681
   Gross Profit.....................  21,942  26,309   27,506   31,572   107,329
   Operating Income.................   5,162   8,080   11,609   13,229    38,080
   Net Income.......................     697   2,446    4,614    5,707    13,464
   1997
   Net Revenues..................... $45,274 $49,589  $39,414  $44,405  $178,682
   Gross Profit.....................  22,234  25,532   22,285   26,512    96,563
   Operating Income.................   5,276   9,509    8,866   12,203    35,854
   Net Income.......................     464   3,025    2,686    5,418    11,593

24.SUBSEQUENT EVENTS

  On March 26, 1999, the Company amended its Credit Agreement to include an Incremental Revolving Loan of $5,000. This loan can be made from time to time after the existing revolving credit facility equals $20,000. The Incremental Revolving Loan will be terminated when all principal and accrued interest has been repaid but no later than December 31, 1999.

  In addition to the Incremental Revolving Loan, the Company amended certain financial ratios as defined in the Agreement. These ratios were effective for the December 31, 1998 quarter. (See Note 10.)

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
                      MARCH 27, 1999 AND DECEMBER 31, 1998
                 (Dollars in thousands, except per share data)
                                  (Unaudited)

                                                          March 27,  December 31,
                                                            1999         1998
                                                          ---------  ------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents..............................  $    --      $    --
 Accounts receivable, less an allowance for doubtful
  accounts of $3,320 and $1,901 in 1999 and 1998,
  respectively..........................................    37,456       32,214
 Inventories ...........................................    19,785       20,008
 Prepaid and other current assets ......................     3,780        3,748
                                                          --------     --------
  Total current assets .................................    61,021       55.970
PROPERTY AND EQUIPMENT, net ............................    17,327       17,906
DEFERRED CUSTOMER ACQUISITION COSTS.....................    51,067       46,933
DEFERRED DEBT ISSUANCE COSTS, less accumulated
 amortization of $7,137 and $6,774 in 1999 and 1998,
 respectively...........................................     4,427        4,790
GOODWILL, less accumulated amortization of $92 and $61
 in 1999 and 1998, respectively ........................     3,702        3,733
OTHER ASSETS............................................       621          707
                                                          --------     --------
TOTAL ..................................................  $138,165     $130,039
                                                          ========     ========
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
 Borrowings under line of credit .......................  $ 12,750     $  3,400
 Current portion of long-term debt .....................     7,617        7,617
 Current portion of capital lease obligations ..........     1,575        1,726
 Bank overdrafts .......................................     1,909        1,397
 Accounts payable ......................................     8,086       10,321
 Accrued expenses and other current liabilities ........    10,573        9,389
 Accrued interest ......................................     2,255        4,771
 Accrued coupon redemption costs .......................     4,681        4,679
 Deferred income taxes .................................     8,527        8,115
                                                          --------     --------
  Total current liabilities ............................    57,973       51,415
LONG-TERM DEBT, Less current portion ...................   121,471      121,433
CAPITAL LEASE OBLIGATIONS, Less current portion ........     4,875        5,176
ACCRUED COUPON REDEMPTION COSTS ........................       408          408
DEFERRED INCOME TAXES ..................................    11,300       10,884
                                                          --------     --------
  Total liabilities ....................................   196,027      189,316
                                                          --------     --------
COMMITMENTS AND CONTINGENT LIABILITIES
REDEEMABLE EQUITY SECURITIES............................       914          885
                                                          --------     --------
STOCKHOLDERS' DEFICIT:
 Preferred stock, $.01 par value, 12,000,000 shares
  authorized;
  4,000,000 shares designated as pay-in-kind preferred
  stock, stated at liquidation value of $10 per share;
  25% cumulative, (liquidation preference of $106,884
  and $101,236 in 1999 and 1998, respectively),
  3,748,497 shares issued in 1999 and 1998, 3,739,782
  shares outstanding in 1999 and 1998 ..................    37,485       37,485
 Common stock, voting, $.01 par value; 3,000,000 shares
  authorized, 1,340,122 shares issued, 1,321,522 shares
  outstanding in 1999 and 1998 .........................        13           13
 Common stock, Class A, non-voting, $.01 par value:
  500,000 shares authorized, 75,652 shares issued and
  outstanding...........................................         1            1
 Additional paid-in capital ............................    18,840       18,869
 Compensatory stock options outstanding ................    20,943       20,943
 Accumulated deficit....................................  (133,598)    (134,950)
 Restricted stock ......................................      (384)        (447)
                                                          --------     --------
                                                           (56,700)     (58,086)
 Treasury stock, at cost, 27,315 shares in 1999 and 1998
  (8,715 preferred shares and 18,600 common shares) ....    (2,076)      (2,076)
                                                          --------     --------
  Net stockholders' deficit.............................   (58,776)     (60,162)
                                                          --------     --------
TOTAL...................................................  $138,165     $130,039
                                                          ========     ========

             See notes to condensed consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          THREE MONTH PERIODS ENDED MARCH 27, 1999 AND MARCH 28, 1998
                 (Dollars in thousands, except per share data)
                                  (Unaudited)

                                                        March 27,   March 28,
                                                           1999        1998
                                                        ----------  ----------
NET REVENUES........................................... $   57,145  $   43,678
                                                        ----------  ----------
COSTS AND EXPENSES:
 Cost of sales.........................................     29,141      21,736
 Administrative and general expenses...................      3,906       3,457
 Provision for doubtful accounts.......................      4,745       3,128
 Marketing costs.......................................     10,912       8,360
 Coupon redemption costs...............................      1,087       1,065
 Depreciation and amortization.........................        864         774
 Other expenses (income)...............................        256          (4)
                                                        ----------  ----------
OPERATING INCOME.......................................      6,234       5,162
 Interest income.......................................          9          37
 Interest expense......................................      4,062       4,074
                                                        ----------  ----------
INCOME BEFORE PROVISION FOR INCOME TAXES...............      2,181       1,125
PROVISION FOR INCOME TAXES.............................        829         428
                                                        ----------  ----------
NET INCOME............................................. $    1,352  $      697
                                                        ==========  ==========
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS............. $  (4,324)  $  (4,948)
NET LOSS PER SHARE:
 Basic and Diluted..................................... $    (3.07) $    (3.51)
 Weighted Average Shares (Basic and Diluted)...........  1,407,226   1,408,482


             See notes to condensed consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
         THREE MONTH PERIODS ENDED MARCH 27, 1999 AND MARCH 28, 1998
                             (Dollars in thousands)
                                  (Unaudited)

                                                            March 27, March 28,
                                                              1999      1998
                                                            --------- ---------
OPERATING ACTIVITIES:
 Net income................................................  $ 1,352   $   697
 Adjustments to reconcile net income to net cash used in
  operating activities:
 Depreciation and amortization.............................      864       774
 Amortization of debt issue costs and discounts............      430       412
 Other.....................................................       63        59
 Amortization of deferred customer acquisition costs.......    9,697     7,262
 (Increase) decrease in operating assets:
  Accounts receivable......................................   (5,242)     (592)
  Inventories..............................................      223      (489)
  Payments for deferred customer acquisition costs.........  (13,831)  (12,157)
  Prepaid and other current assets.........................      (32)      214
  Other assets.............................................       61       (97)
 Increase (decrease) in operating liabilities:
  Accounts payable, accrued expenses and other
   liabilities.............................................   (3,055)    1,208
  Deferred income taxes....................................      828       323
  Accrued coupon redemption costs..........................        2        16
                                                             -------   -------
   Net cash used in operating activities...................   (8,640)   (2,370)
                                                             -------   -------
INVESTING ACTIVITIES:
 Acquisitions of property and equipment....................     (229)     (280)
 Proceeds from sale of property and equipment..............      --          8
                                                             -------   -------
   Net cash used in investing activities...................     (229)     (272)
                                                             -------   -------
FINANCING ACTIVITIES:
 Net borrowings under line of credit.......................    9,350       --
 Payments on bank and other financing......................      (29)   (1,279)
 Payments on capital leases................................     (452)     (406)
                                                             -------   -------
   Net cash provided by (used in) financing activities.....    8,869    (1,685)
                                                             -------   -------
NET DECREASE IN CASH AND CASH EQUIVALENTS..................      --     (4,327)
 Cash and cash equivalents at beginning of year............      --      4,327
                                                             -------   -------
 Cash and cash equivalents at end of period................  $   --    $   --
                                                             =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the year for:
 Interest..................................................  $ 6,123   $ 6,058
                                                             =======   =======
 Income taxes..............................................  $     1   $   105
                                                             =======   =======

           See notes to condensed consolidated financial statements.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)
                                  (Unaudited)

1.CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  In the opinion of management, the accompanying condensed consolidated financial statements of Hosiery Corporation of America, Inc. and subsidiaries, which are unaudited except for the Consolidated Balance Sheet as of December 31, 1998, which is derived from audited financial statements, include all normal and recurring adjustments necessary to present fairly the Company's financial position as of March 27, 1999 and the results of operations and cash flows for the three month periods ended March 27, 1999 and March 28, 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of and for the year ended December 31, 1998.

2.INVENTORIES

                                                          March 27, December 31,
                                                            1999        1998
                                                          --------- ------------
   Raw materials.........................................  $   708    $   909
   Work-in-process.......................................    2,939      3,023
   Finished goods........................................   13,588     13,500
   Promotional and packing material......................    2,550      2,576
                                                           -------    -------
                                                           $19,785    $20,008
                                                           =======    =======

3.COMMITMENTS AND CONTINGENCIES

  The Company has continuing obligations with certain members of management pursuant to previously signed employment agreements.

  The Company has agreed to pay Kelso an annual fee of $263 each year for financial advisory services and to reimburse Kelso for out-of-pocket expenses incurred. Non-officer directors of the Company, other than those directors who are affiliated with Kelso, will be paid an annual retainer of $20. In addition, all out-of-pocket expenses of non-officer directors, including those directors who are affiliated with Kelso, related to meetings attended, will be reimbursed by the Company. Non-officer directors, including those directors affiliated with Kelso, will receive no additional compensation for their services as directors of the Company except as described above.

  The Company is involved in, or has been involved in, litigation arising in the normal course of its business. The Company cannot predict the timing or outcome of these claims and proceedings. Currently, except as discussed below, the Company is not involved in any litigation which is expected to have a material effect on the financial position of the business or the results of operations and cash flows of the Company.

  The Company had received inquiries from the Federal Trade Commission ("FTC"), various state regulatory groups (the "States") and a trade association concerning aspects of the Company's promotional materials, including whether the terms of the Company's promotional offers are sufficiently disclosed in such materials.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)
                                  (Unaudited)

  In 1997, the Company reached an agreement with a multistate group consisting of eleven states that sought to impose certain disclosure requirements on the Company's promotional materials. The agreement became effective September 1, 1997. During 1997 and 1998, the Company's promotional materials included the majority of modifications and clarifications required by the agreement. The modifications the Company has made to its solicitation materials has had a material adverse effect on its domestic response rates. Consequently, the Company feels these modifications and clarifications will have no additional negative impact on the Company's response rates. However, response rates are only one of several factors that affect the Company's results of operations. Also, there may be some additional modifications which will need to be made to the Company's promotional materials to fully satisfy the terms of the Company's agreement with the multistate group, and no assurances can be given that such changes will not have a further effect on the Company's response rate. In accordance with the agreement, the Company paid $300 in administrative expenses and fees during 1997. The agreement also required that refunds be made to customers under certain circumstances for a six-month period. These refunds were not material to the Company's financial condition or results of operations. The inquiry with the trade association was satisfactorily resolved with no further modifications to the Company's promotional offers required. State regulators, the Federal Trade Commission and trade associations from time to time contact the Company with inquiries regarding the Company's promotional materials. There are currently inquiries outstanding from two states which were not part of the multistate group. While the Company believes that it will be able to resolve these inquiries, there can be no assurance that these or other state regulators or trade associations will not require or seek to impose additional changes to the Company's promotional materials, and no assurance can be given that such changes will not be significant or will not have a material adverse effect on the Company's future financial condition or results of operations.

4.NOTE PAYABLE TO BANK

  The Company has a revolving credit facility which provides for maximum borrowings of $25,000. The Company can borrow based on a formula which comprises the sum of 80% of accounts receivable and 50% of inventory. Interest is charged at the bank's prime lending rate plus 0.5% or 1.5% over the Eurodollar rate. At March 27, 1999, there were outstanding borrowings of $12.8 million at a weighted average interest rate of 7.1%. In addition, there were outstanding letters of credit of approximately $0.8 million resulting in $11.4 million available to borrow.

             HOSIERY CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)
                                  (Unaudited)

5.EARNINGS PER SHARE

  Earnings per share for the three months ended March 27, 1999 and March 28, 1998 have been computed in accordance with SFAS 128 "Earnings Per Share". The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share data):

                                                       Three Months Three Months
                                                          Ended        Ended
                                                        March 27,    March 28,
                                                           1999         1998
                                                       ------------ ------------
Numerator:
  Net income.........................................   $    1,352   $      697
  Undeclared preferred stock dividends...............       (5,648)      (5,617)
  Accretion of redeemable preferred stock to
   additional paid-in capital........................          (28)         (28)
                                                        ----------   ----------
  Numerator for basic and diluted loss per share-loss
   applicable to common shareholders.................       (4,324)      (4,948)

Denominator for basic and diluted earnings per share-
 weighted-average shares.............................    1,407,226    1,408,482
                                                        ----------   ----------
  Basic and diluted loss per share...................       ($3.07)      ($3.51)
                                                        ==========   ==========

  Options to purchase 199,458 and 182,114 shares of common stock at $30 per share were outstanding at March 27, 1999 and March 28, 1998, respectively, but were not included in the computation of diluted earnings per share because to do so would be antidilutive. However, these securities could potentially be dilutive in the future.

6.OPERATING SEGMENTS

  The Company organizes its business units into two geographic segments:
  North America and International. Segment information for the three month periods ended March 27, 1999 and March 28, 1998 is as follows:

                                                         March 27, 1999
                                                  -----------------------------
                                                   North
                                                  America International  Total
                                                  ------- ------------- -------
Revenues from external customers................. $45,838    $11,307    $57,145
Intersegment revenues............................   1,441        --       1,441
Segment profit (EBITDA) (1)......................   8,333     (1,226)     7,107
Segment assets................................... 115,144     23,021    138,165
                                                         March 28, 1998
                                                  -----------------------------
                                                   North
                                                  America International  Total
                                                  ------- ------------- -------
Revenues from external customers................. $38,586    $ 5,092    $43,678
Intersegment revenues............................   1,129        --       1,129
Segment profit (EBITDA) (1)......................   6,945       (972)     5,973
Segment assets...................................  92,338      8,942    101,280

--------
(1) Earnings before interest, taxes, depreciation and amortization (EBITDA) represents income before provision for income taxes of $2,181 and $1,125 for the three month period ended March 27, 1999 and March 28, 1998, respectively, excluding interest expense of $4,062 and $4,074 for the three month period ended March 27, 1999 and March 28, 1998, respectively, and depreciation and amortization of $864 and $774 for the three month period ended March 27, 1999 and March 28, 1998, respectively. EBITDA does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles. Further, the Company's measure of EBITDA may not be comparable to similarly titled measures of other companies.

                                  UNDERWRITING

    Hosiery Corp. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. If Joseph A. Murphy, a current stockholder, sells shares in the offering, he will also be a party to the underwriting agreement. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc., BancBoston Robertson Stephens Inc. and First Union Capital Markets Corp. are the representatives of the underwriters.

                Underwriters                                   Number of Shares
                ------------                                   ----------------
      Goldman, Sachs & Co. ...................................
      Bear, Stearns & Co. Inc. ...............................
      BancBoston Robertson Stephens Inc. .....................
      First Union Capital Markets Corp. ......................
                                                                     ----
        Total.................................................
                                                                     ====

                               ----------------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from Joseph A. Murphy or Hosiery Corp. to cover such sales. They may exercise the option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts to be paid to the underwriters. Such amounts are shown assuming both no exercise
and full exercise of the underwriters' option to purchase     additional
shares.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
        Per Share.....................................    $            $
        Total.........................................    $            $

    Shares sold by the underwriters to the public are being offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $    per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $     per share from
the initial public offering price. If all of the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    Hosiery Corp., our directors, executive officers, the Kelso affiliates and some of our other significant stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Hosiery Corp. and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Hosiery Corp.'s historical performance, estimates of the business potential and earnings prospects of Hosiery Corp., an assessment of Hosiery Corp.'s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    We expect the common stock to be listed on the NYSE under the symbol "   ".
In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters may impose a penalty bid. This occurs when a particular underwriter pays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over the counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

    Hosiery Corp. estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be
approximately $    .

    Hosiery Corp. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

    At Hosiery Corp.'s request, the underwriters have reserved for sale at the
initial public offering price up to     shares that may be sold to directors,
officers or employees of Hosiery Corp. These shares may also be sold to other persons associated with Hosiery Corp.'s directors, officers or employees. The number of shares available for sale to the general public will be reduced to the extent such shares are purchased. Any of these reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered hereby.

    Bear, Stearns & Co., Inc. has engaged in investment banking transactions with Hosiery Corp., for which it has received customary compensation and may do so in the future. First Union National Bank, an affiliate of First Union Capital Markets Corp., is a lender under our existing credit facility. Bear, Stearns & Co., Inc. will act as dealer manager for the tender offer for the senior subordinated notes.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  -----------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................    8
Forward-Looking Statements...............................................   14
Use of Proceeds..........................................................   15
Dividend Policy..........................................................   16
Capitalization...........................................................   17
Dilution.................................................................   19
Pro Forma Consolidated Financial Statements (Unaudited)..................   20
Selected Consolidated Financial and Other Data...........................   25
Management's Discussion and Analysis of Financial Conditions and Results
 of Operations...........................................................   28
Business.................................................................   37
Management...............................................................   45
Security Ownership of Management and Beneficial Owners of More Than 5% of
 Our Common Stock........................................................   54
Certain Relationships and Related Transactions...........................   56
Description of Our Capital Stock.........................................   58
Shares Eligible for Future Sale..........................................   61
Legal Matters............................................................   62
Experts..................................................................   62
Where Can You Find More Information......................................   62
Index to Consolidated Financial Statements...............................  F-1
Underwriting.............................................................  U-1

                                  -----------

   Through and including      , 1999 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                      Shares


                            Hosiery Corporation of
                                 America, Inc.

                                 Common Stock

                                  -----------
                             [Hosiery Corp. Logo]

                                  -----------


                             Goldman, Sachs & Co.

                           Bear, Stearns & Co. Inc.

                         BancBoston Robertson Stephens

                       First Union Capital Markets Corp.

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

    The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered:

   SEC registration fee................................................ $59,483
   Printing and engraving costs........................................    *
   Legal fees and expenses.............................................    *
   Accounting fees and expenses........................................    *
   NYSE listing fee....................................................    *
   NASD filing fee.....................................................  17,750
   Miscellaneous.......................................................    *
                                                                        -------
     Total............................................................. $  *
                                                                        =======

--------
*To be provided by amendment.

ITEM 14. Indemnification of Directors and Officers.

    Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 145 further provides that to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of
Section 145, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or against another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

    As permitted by the DGCL, the Restated Certificate of Incorporation of the Company, a copy of which is filed as Exhibit 3.1 to this Registration Statement, eliminates all liability of the Company's directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

    The By-Laws of the Company, a copy of which is filed as Exhibit 3.4 to this Registration Statement, provides the Company with the authority to indemnify directors, officers and agents of the Company to the full extent allowed by the laws of the State of Delaware.

    The Company maintains directors' and officers' liability insurance for the directors and officers of the Company through Executive Risk Indemnity up to $3,000,000 for each loss and for each policy period.

ITEM 15. Recent Sales of Unregistered Securities.

    On July 15, 1998, the Company issued an aggregate of 17,344 shares of common stock upon exercise of options awarded to Mr. Henry in 1996 for an aggregate consideration of $520,320.

    The transaction described above was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act on the basis that such transaction did not involve a public offering.

ITEM 16. Exhibits and Financial Statement Schedules.

    (a) Exhibits

 Exhibit
   No.                                 Description
 -------                               -----------
   *1.1  Form of Underwriting Agreement.
    2.1  Recapitalization and Stock Purchase Agreement, dated as of July 19,
         1994 among the Company, Joseph A. Murphy and HCA Holdings, Inc.
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.2  First Amendment to Recapitalization and Stock Purchase Agreement,
         dated as of October 4, 1994 (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-87393).
    2.3  Kelso Investment Associates V, L.P. letter agreement, dated October
         17, 1994 to purchase securities of the Company (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
    2.4  Kelso Equity Partners V, L.P. letter agreement, dated October 17, 1994 to purchase securities of the Company (incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-87393).
    2.5  Form of Stock Subscription Agreement, dated as of October 17, 1994 between the Company and certain stockholders of the Company
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.6  Management Stock Purchase and Restricted Stock Award Agreement, dated as of October 17, 1994, between the Company and John F. Biagini
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.7  Management Stock Purchase and Restricted Stock Award Agreement, dated as of October 17, 1994, between the Company and Hans Lengers
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.8  Escrow Agreement, dated as of October 17, 1994, among the Company,
         Joseph A. Murphy and Midlantic Bank, N.A., as Escrow Agent
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
    2.9  Pledge Agreement, dated as of October 17, 1994, between Joseph A.
         Murphy, as Pledgor, and the Company, as Pledgee (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
    2.10 Indemnity Agreement, dated as of October 17, 1994, between Joseph A.
         Murphy and the Company (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
    2.11 Form of Seventh Amendment to Recapitalization and Stock Purchase
         Agreement, dated as of April 12, 1995, and First Amendment to Escrow
         Agreement, dated as of April 12, 1995, as a part thereof (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
   *3.1  Form of Amended and Restated Certificate of Incorporation of the
         Company.
    3.2  By-Laws of the Company (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
    4.1  Indenture, dated as of October 17, 1994, between the Company and
         United States Trust Company of New York, as Trustee (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).

 Exhibit
   No.                                 Description
 -------                               -----------
   4.2   Form of New Notes (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   4.3   Exchange and Registration Rights Agreement, dated as of October 17,
         1994, among the Company, Bear Stearns & Co. Inc. and BT Securities
         Corporation (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
  *4.4   Specimen Common Stock Certificate.
  *5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
   9.1   Stockholders' Agreement, dated as of October 17, 1994, among the
         Company, Kelso Investment Associates V, L.P., Kelso Equity Partners V,
         L.P., Joseph A. Murphy, John F. Biagini, Hans L. Lengers and such other stockholders who become parties to such agreement pursuant to such agreement (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   9.2   Form of Letter Agreement between the Company and certain stockholders of the Company dated October 17, 1994 relating to the Stockholders'
         Agreement (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
  10.1   Credit Agreement, dated as of October 17, 1994, among the Company,
         National Westminster Bank PLC, as Co-Agent, and the financial institutions listed on the signature pages thereto (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
  10.2   Employment Agreement between U.S. Textile Corp. and Hans Lengers, dated as of August 29, 1980, and an Amendment thereto among U.S.
         Textile Corp., the Company and Hans Lengers, dated as of September 12,
         1994 (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
  10.3   Executive Employment Agreement between the Company and Robert J.
         Mooney, dated as of September 16, 1993 (incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-87393).
  10.4   Letter Agreement dated October 17, 1994 between the Company and Kelso
         & Company, Inc. regarding financial advisory and other services
         (incorporated by reference to the Company's Registration Statement on
         Form S-1, File No. 33-87393).
  10.5   Purchase Agreement, dated as of October 7, 1994 among the Company,
         Bear, Stearns & Co. Inc. and BT Securities Corporation (incorporated by reference to the Company's Registration Statement on Form S-1, File
         No. 33-87393).
  10.6   Mailing List Contracts (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
  10.7   Executive Employment Agreement between the Company and Robert M.
         Henry, dated as of August 7, 1995 (incorporated by reference to the
         Company's Form 10-K for the fiscal year ended December 31, 1995).
 *10.8   Amended and Restated Hosiery Corporation of America, Inc. 1996 Stock
         Option Plan.
 *10.9   Form of Hosiery Corporation of America, Inc. 1996 Stock Option Plan
         Stock Option Agreement.
 *10.10  Hosiery Corporation of America, Inc. 1999 Stock Option Plan.
 *10.11  Executive Employment Agreement between the Company and Philip G.
         Whalen, dated as of March 16, 1998 (incorporated by reference to the
         Company's Form 10-Q for the second quarter of 1998 (Registration No.
         33-87392)).

 Exhibit
   No.                                Description
 -------                              -----------
 *10.12  Executive Employment Agreement between the Company and Martin J.
         Pearson, dated as of June 30, 1998 (incorporated by reference to the
         Company's Quarterly Report on Form 10-Q for the third quarter of 1998
         (Registration No. 33-87392)).
 *10.13  Form of Bank Credit Agreement dated as of       , 1999.
  21.1   List of Subsidiaries of the Company.
  23.1   Consent of Independent Auditors, Deloitte & Touche LLP.
         Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
 *23.2   Exhibit 5.1).
  24.1   Power of Attorney (included on the signature page hereto).

--------
* To be filed by amendment.

(b) Financial Statement Schedules

     Schedule I--Valuation and Qualifying Accounts--For the years ended
      December 31, 1996, 1997 and 1998...................................... S-1

    All other Financial Statement Schedules have been omitted because they are not applicable or not required or the required information is included in the Consolidated Financial Statements or notes thereto.

ITEM 17. Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such officer, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Bucks County, Commonwealth of Pennsylvania, on the 25th day of May, 1999.

                                          Hosiery Corporation of America

                                                    /s/ John F. Biagini
                                          By: ---------------------------------
                                            John F. Biagini
                                            Chairman of the Board and
                                            Chief Executive Officer

                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John F. Biagini and Arthur C. Hughes his true and lawful attorney-in-fact, each with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Hosiery Corporation of America, Inc.), to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                         Title                Date

         /s/ John F. Biagini            Chairman and Chief       May 25, 1999
-------------------------------------    Executive Officer
           John F. Biagini               and Director
                                         (principal
                                         executive officer)

        /s/ Arthur C. Hughes            Vice President and       May 25, 1999
-------------------------------------    Chief Financial
          Arthur C. Hughes               Officer (principal
                                         accounting and
                                         financial officer)

              Signature                         Title                Date

       /s/ Michael B. Goldberg          Director                 May 25, 1999
-------------------------------------
         Michael B. Goldberg

       /s/ Frank K. Bynum, Jr.          Director                 May 25, 1999
-------------------------------------
         Frank K. Bynum, Jr.

         /s/ Hans L. Lengers            Director                 May 24, 1999
-------------------------------------
           Hans L. Lengers

                                                                      SCHEDULE I

                      HOSIERY CORPORATION OF AMERICA, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                             (Dollars in thousands)

                                 Balance at  Charged to             Balance of
                                Beginning of Costs and    Amounts     End of
                                   Period     Expenses  Written Off   Period
                                ------------ ---------- ----------- ----------
QUARTER ENDED MARCH 27, 1999
 (unaudited)...................    $1,901     $ 4,745     $ 3,326     $3,320
                                   ======     =======     =======     ======
YEAR ENDED DECEMBER 31, 1998
 Allowance for Uncollectible
  Amounts......................    $1,448     $11,536     $11,083     $1,901
                                   ======     =======     =======     ======
YEAR ENDED DECEMBER 31, 1997
 Allowance for Uncollectible
  Accounts.....................    $1,540     $10,791     $10,883     $1,448
                                   ======     =======     =======     ======
YEAR ENDED DECEMBER 31, 1996
 Allowance for Uncollectible
  Accounts.....................    $1,263     $10,057     $ 9,780     $1,540
                                   ======     =======     =======     ======

                                 EXHIBIT INDEX

 Exhibit
   No.                             Description                             Page
 -------                           -----------                             ----
  *1.1   Form of Underwriting Agreement.
   2.1   Recapitalization and Stock Purchase Agreement, dated as of July
         19, 1994 among the Company, Joseph A. Murphy and HCA Holdings,
         Inc. (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   2.2   First Amendment to Recapitalization and Stock Purchase
         Agreement, dated as of October 4, 1994 (incorporated by
         reference to the Company's Registration Statement on Form S-1,
         File No. 33-87393).
   2.3   Kelso Investment Associates V, L.P. letter agreement, dated
         October 17, 1994 to purchase securities of the Company
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   2.4   Kelso Equity Partners V, L.P. letter agreement, dated October
         17, 1994 to purchase securities of the Company (incorporated by reference to the Company's Registration Statement on Form S-1,
         File No. 33-87393).
   2.5   Form of Stock Subscription Agreement, dated as of October 17,
         1994 between the Company and certain stockholders of the
         Company (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   2.6   Management Stock Purchase and Restricted Stock Award Agreement,
         dated as of October 17, 1994, between the Company and John F.
         Biagini (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   2.7   Management Stock Purchase and Restricted Stock Award Agreement,
         dated as of October 17, 1994, between the Company and Hans
         Lengers (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   2.8   Escrow Agreement, dated as of October 17, 1994, among the
         Company, Joseph A. Murphy and Midlantic Bank, N.A., as Escrow
         Agent (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   2.9   Pledge Agreement, dated as of October 17, 1994, between Joseph
         A. Murphy, as Pledgor, and the Company, as Pledgee
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   2.10  Indemnity Agreement, dated as of October 17, 1994, between
         Joseph A. Murphy and the Company (incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-
         87393).
   2.11  Form of Seventh Amendment to Recapitalization and Stock
         Purchase Agreement, dated as of April 12, 1995, and First
         Amendment to Escrow Agreement, dated as of April 12, 1995, as a part thereof (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
  *3.1   Form of Amended and Restated Certificate of Incorporation of
         the Company.
   3.2   By-Laws of the Company (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
   4.1   Indenture, dated as of October 17, 1994, between the Company and United States Trust Company of New York, as Trustee
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
   4.2   Form of New Notes (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
   4.3   Exchange and Registration Rights Agreement, dated as of October
         17, 1994, among the Company, Bear Stearns & Co. Inc. and BT
         Securities Corporation (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
  *4.4   Specimen Common Stock Certificate.
  *5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
   9.1   Stockholders' Agreement, dated as of October 17, 1994, among the Company, Kelso Investment Associates V., L.P., Kelso Equity
         Partners V., L.P., Joseph A. Murphy, John F. Biagini, Hans
         Lengers and such other stockholders who become parties to such agreement pursuant to such agreement (incorporated by reference to the Company's Registration Statement on Form S-1, File No.
         33-87393).

 Exhibit
   No.                             Description                             Page
 -------                           -----------                             ----
   9.2   Form of Letter Agreement between the Company and certain
         stockholders of the Company dated October 17, 1994 relating to the Stockholders' Agreement (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
  10.1   Credit Agreement, dated as of October 17, 1994, among the
         Company, National Westminster Bank PLC, as Co-Agent, and the
         financial institutions listed on the signature pages thereto
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
  10.2   Employment Agreement between U.S. Textile Corp. and Hans
         Lengers, dated as of August 29, 1980, and an Amendment thereto among U.S. Textile Corp., the Company and Hans Lengers, dated as of September 12, 1994 (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
  10.3   Executive Employment Agreement between the Company and Robert
         J. Mooney, dated as of September 16, 1993 (incorporated by reference to the Company's Registration Statement on Form S-1,
         File No. 33-87393).
  10.4   Letter Agreement dated October 17, 1994 between the Company and
         Kelso & Company, Inc. regarding financial advisory and other services (incorporated by reference to the Company's
         Registration Statement on Form S-1, File No. 33-87393).
  10.5   Purchase Agreement, dated as of October 7, 1994 among the
         Company, Bear, Stearns & Co. Inc. and BT Securities Corporation
         (incorporated by reference to the Company's Registration
         Statement on Form S-1, File No. 33-87393).
  10.6   Mailing List Contracts (incorporated by reference to the
         Company's Registration Statement on Form S-1, File No. 33-
         87393).
  10.7   Executive Employment Agreement between the Company and Robert
         M. Henry, dated as of August 7, 1995 (incorporated by reference to the Company's Form 10-K for the fiscal year ended December
         31, 1995).
 *10.8   Amended and Restated Hosiery Corporation of America, Inc. 1996
         Stock Option Plan.
 *10.9   Form of Hosiery Corporation of America, Inc. 1996 Stock Option
         Plan Stock Option Agreement.
 *10.10  Hosiery Corporation of America, Inc. 1999 Stock Option Plan.
 *10.11  Executive Employment Agreement between the Company and Philip
         G. Whalen, dated as of March 16, 1998 (incorporated by
         reference to the Company's Form 10-Q for the second quarter of
         1998 (Registration No. 33-87392)).
 *10.12  Executive Employment Agreement between the Company and Martin
         J. Pearson, dated as of June 30, 1998 (incorporated by
         reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 1998 (Registration No. 33-87392)).
 *10.13  Form of Bank Credit Agreement dated as of       , 1999.
  21.1   List of Subsidiaries of the Company.
  23.1   Consent of Independent Auditors, Deloitte & Touche LLP.
 *23.2   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
  24.1   Power of Attorney (included on the signature page hereto).

--------
*  To be filed by amendment.